As filed with the Securities and Exchange Commission on June 28, 2007

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of

The Securities Exchange Act of 1934

Global Aero Logistics Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-4222196
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7337 West Washington Street Building 1 – Corporate Offices Indianapolis, Indiana	46231-1300
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (317) 282-4000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $0.0001 per share

(Title of class)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 10 contains forward-looking statements, including in the items entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of future regulation and competition.

Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “may”, “shall”, “could” or “would” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Security and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we file this Form 10, whether as a result of new information, future events or otherwise. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933, as amended, provides any protection for statements made in this Form 10.

Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to:

•	high fuel costs, significant disruptions in the supply of aircraft fuel and further significant increases in fuel prices;

•	terrorist attacks;

•	risks inherent to airlines, such as demand for air services to and from the regions served by us and our ability to implement our growth strategy;

•	our relationship with Southwest Airlines;

•	our dependence on certain regions;

•	our competitive environment, including significant fare pricing activities by major airlines;

•	our ability to secure and maintain any necessary financing for aircraft acquisitions and other purposes;

•	relations with unionized employees generally and the impact and outcome of future labor negotiations;

•	our fixed obligations;

•	problems with our aircraft;

•	levels of military spending for the transportation of military personnel and their families;

•	economic and other conditions in regions in which we operate;

•	governmental regulation of our operations;

•	increases in maintenance and security costs and insurance premiums; and

•	cyclical and seasonal fluctuations in our operating results.

These factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. You should review carefully the items captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Form 10 for a more complete discussion of these and other factors that may affect our business.

BASIS OF PRESENTATION

All references to “we”, “us”, “our”, “our company”, “the Company” or “Global” in this Form 10 mean Global Aero Logistics Inc. (f/k/a New ATA Holdings Inc.), a Delaware corporation, and all consolidated subsidiaries owned by Global Aero Logistics Inc. All references to “ATA” in this Form 10 mean our wholly owned subsidiary, ATA Airlines, Inc., an Indiana corporation. All references to “our predecessor” mean ATA Holdings Corp., formerly an Indiana corporation. See “Business — Our History — Our Reorganization”.

All references to our “common stock” in this Form 10 mean our Class A common stock, par value $0.0001 per share.

INDUSTRY AND MARKET DATA

The industry and market data and other statistical information used throughout this Form 10 are based on independent industry publications. Some data are also based on our good faith estimates, which are derived from our review of independent industry publications, government publications, reports by market research firms or other published independent sources. Estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors”. Although we believe that these sources are reliable and we are not aware of any misstatements regarding the industry or market data presented herein, we have not independently verified the information. None of the independent industry publications used in this Form 10 was prepared on our or our affiliates’ behalf or at our expense.

ITEM 1.	BUSINESS

Summary

We are a diversified passenger airline operating in two principal segments: a low cost carrier providing scheduled service that leverages a unique codeshare agreement with Southwest Airlines, and a charter operator that focuses principally on serving the U.S. military. We report our results of operations for these businesses as two segments: scheduled service and military charter service.

We flew 5.9 million passengers during 2005 and 2.5 million passengers during the ten months ended December 31, 2006. For 2005 and the ten months ended December 31, 2006, our scheduled service segment represented 58.2% and 52.2%, respectively, of our total revenue and our military charter service segment represented 37.4% and 45.3%, respectively, of our total revenue for those periods. We conduct substantially all of our operations through our subsidiary, ATA Airlines, Inc.

Scheduled Service. Our scheduled service segment operates more than 50 daily flights from various western U.S. airports to Hawaii and over certain routes on the U.S. Mainland. Our scheduled service segment is designed to leverage our codeshare agreement with Southwest Airlines, the largest U.S. airline in terms of domestic passengers flown.

Our codeshare agreement with Southwest is the only codeshare agreement Southwest has entered into since it commenced operations in 1971. Most of our domestic flights are available for purchase on southwest.com. Under the agreement, international codesharing is expected to begin in 2009. We sell to Southwest’s large customer base and are able to utilize Southwest’s brand name and distribution channels, most notably southwest.com, the world’s most searched airline website according to Hitwise™. Our agreement, which expires in 2013, provides us codeshare exclusivity in certain markets for specified periods of time.

We plan to implement a disciplined growth strategy by offering service from airports where Southwest has a significant presence to non-Southwest airports where competition is limited due to slot restrictions, bilateral treaties that limit the number of carriers providing service, or where aircraft performance requirements preclude most low cost carrier competition.

Military Charter Service. Our largest charter contract is with the U.S. military, for whom we transport service personnel and their families to and from overseas destinations. We and our predecessor have been engaged in this business since 1983, and we are among the largest active military charter carriers in terms of revenue. Our military charter service operates through a contract with the U.S. Department of Defense’s Air Mobility Command, or AMC, designed to reimburse contracting airlines for their weighted average historical seat-mile costs and provide approximately 10% operating margins. Since our contract with the AMC provides for a pass-through of actual fuel costs to the military, this business is insulated from fuel price volatility. We also sell charter services to other governmental and commercial customers using the same aircraft used in our military charter service, primarily during off-peak periods in our military service.

We intend to build on our position as one of the leading operators of passenger charter flights for the AMC by growing our fleet of wide-body aircraft. We have entered into lease agreements for seven McDonnell Douglas DC-10 aircraft. These additional aircraft will enable us to use our full wide-body contractual entitlement with the AMC. See “— Military Charter Service”.

Our Aircraft. As of March 31, 2007, we operate a fleet of 29 aircraft: 15 Boeing 737s, 10 Boeing 757s and four Lockheed L-1011s. We own the L-1011s and lease the other aircraft. The 737s and 757s are narrow-body, short- to medium-haul aircraft, and the L-1011s are wide-body, long-haul aircraft. Our 737s are used primarily in scheduled service; twelve of them are B737-800s certified for Extended Twin-engine Operational Performance Standards, or ETOPS, allowing them to operate West Coast-to-Hawaii over-water routes. Our 757s also are certified for ETOPS and are deployed in our military charter service as well as in our scheduled service on

U.S. Mainland-to-Hawaii routes. Our L-1011 aircraft are used exclusively in military charter service. We currently are performing integration maintenance on the DC-10 aircraft and are obtaining the necessary government certifications to operate them. We expect all of our DC-10s to be operational by the first quarter of 2008 and we plan to use them primarily for AMC charters.

Our Revenues. The following table summarizes our revenue sources for the periods indicated.

	Predecessor				Global Aero Logistics Inc.
	Year ended December 31,			Two months ended February 28, 2006	Ten months ended December 31, 2006
	2003	2004	2005
Operating Revenues:
Scheduled Service	$1,085.4	$1,099.9	$635.2	$53.5	$332.3
Military Charter Service (1)	366.2	358.9	408.7	58.8	288.3
Other	66.9	73.8	48.4	2.8	16.5

Total	$1,518.5	$1,532.6	$1,092.3	$115.1	$637.1

Percentage of Revenue:
Scheduled Service	71.5%	71.8%	58.2%	46.5%	52.2%
Military Charter Service	24.1%	23.4%	37.4%	51.1%	45.3%

1	Includes commercial charter service revenues of (i) $69.3 million, $32.0 million and $15.3 million for the years ended December 31, 2003, 2004 and 2005, respectively; (ii) $1.2 million for the two-month period ended February 28, 2006; and (iii) $19.1 million for the ten-month period ended December 31, 2006.

For additional information regarding our operating segments, see “Note 9 — Segment Reporting” of the notes to our audited consolidated financial statements as of and for the ten months ended December 31, 2006.

Our Reorganization. Our predecessor filed for bankruptcy protection on October 26, 2004 and emerged on February 28, 2006. See “— Our History — Our Reorganization”. We believe we made substantial improvements to our business during our Chapter 11 reorganization, including a codeshare agreement with Southwest, a restructured route system, renegotiated labor contracts, a restructured balance sheet, long-term maintenance agreements, exits from non-core businesses and reductions of approximately 55% in our fleet size and 65% in headcount. As a result of these changes, we do not believe that our business operations or our operating results for periods prior to March 1, 2006 are comparable to our current business operations or our operating results since that date.

Recent Developments. On April 5, 2007, we entered into a merger agreement with Hugo Acquisition Corp., a Delaware corporation and our wholly owned subsidiary, and World Air Holdings, Inc., a Delaware corporation, whereby Hugo Acquisition Corp. will merge with and into World, with World as the surviving corporation and our wholly owned subsidiary. The board of directors of each company unanimously approved the merger agreement. At the effective time of the merger, each outstanding share of common stock of World will be converted into the right to receive $12.50 in cash, resulting in an aggregate purchase price of approximately $315 million. The merger agreement includes customary representations, warranties, and covenants by the respective parties. Consummation of the merger is subject to the receipt of financing (which we expect to obtain in the form of additional indebtedness), the affirmative vote of holders of a majority of World shares, various regulatory approvals and other closing conditions. World has two airline subsidiaries: World Airways, Inc and North American Airlines, Inc. Following the consummation of the merger, we will operate three independent airlines under one umbrella: World Airways, North American Airlines and ATA Airlines. Subject to satisfaction or waiver of the various closing conditions, we currently expect the merger to be consummated in the third quarter of 2007.

On April 6, 2007, we entered into a letter agreement with one of our aircraft lessors to return two of our Boeing 737-300 aircraft. One will be returned in May 2007 and the other will be returned in September 2007. These aircraft require different parts and crew training than our Boeing 737-800 aircraft and have a shorter range. We are currently in discussions with another lessor to return our other Boeing 737-300 aircraft. We believe these returns will simplify our fleet and position us better for growth in medium- to long-haul markets.

Our Business Strategy

Our strategy for our scheduled service business is to leverage our Southwest codeshare, operational capabilities, aircraft fleet and low costs to be a leading provider of medium- and long-haul passenger air service. We believe that other low cost carriers lack the aircraft types to compete effectively in this business and therefore we have significant opportunities for growth. Our strategy for our military charter business is to better meet demand for additional passenger transportation from the U.S. military by expanding our wide-body charter fleet. The key elements of our strategy are:

Expand Our Routes by Leveraging Our Southwest Codeshare. We intend to operate scheduled service flights between airports where our codeshare partner, Southwest Airlines, has a significant presence, and airports that are not served by Southwest or other low cost carriers. We sell to Southwest’s large customer base and are able to utilize Southwest’s brand name and distribution channels, most notably southwest.com, the world’s most searched airline website according to Hitwise™. The majority of our domestic flights are available for purchase on southwest.com. We plan to grow by adding flights on existing routes, connecting to additional airports where Southwest has a strong schedule and marketing presence, expanding our presence in Hawaii and connecting to additional airports.

Enhance Current Codeshare Relationship in International Regions. Southwest is currently developing the technical capability to sell international itineraries, which is expected to be complete by January 2009. We expect these international destinations to provide attractive growth opportunities for us.

Leverage Operational Capabilities and Fleet. We intend to distinguish ourselves from the traditional low cost carrier business model by emphasizing medium- to long-haul flights. In 2006, we flew to over 200 airports worldwide to serve our charter and scheduled service customers. Our average stage length for scheduled service is approximately 1,500 miles, which is significantly longer than the average for Southwest and most of our competitors. Our narrow-body Boeing 737-800 and Boeing 757 aircraft are certified for ETOPS, which enables these aircraft to fly long, over-water routes, such as from the western United States to Hawaii. Most other low cost carriers do not have aircraft suitable for medium- and long-haul flights over water.

Expand Our Wide-Body Fleet and Continue to Capitalize on Strong Military Passenger Transportation Spending. We intend to build on our position as one of the leading operators of passenger charter flights for the U.S. military. We currently operate only four wide-body aircraft, which is insufficient to use our full contractual entitlement with the AMC. We have entered into lease agreements for seven wide-body DC-10 aircraft, which allows us to grow our wide-body fleet and enables us to use our full wide-body contractual entitlement with the AMC. The growth in our wide-body military charter fleet will allow us to redeploy some of our 757s to grow our scheduled service. In addition, military budget projections indicate continued robust spending levels through 2011 as the Department of Defense has reiterated its commitment to rely almost solely upon the commercial sector for its passenger transportation needs. See “— Military Charter Service”.

Maintain Cost Advantage. We intend to keep our costs low by maintaining flexibility in our labor contracts and outsourcing various functions to third parties. We believe that our scheduled service cost per available seat mile, or CASM, excluding fuel, is lower than the average of all U.S. airlines. Because demand can vary from year to year and within a year in the charter business, we keep our fixed costs low by utilizing older aircraft with lower ownership costs. Since the AMC pays a rate based on the weighted average costs of participating airlines, we intend to keep our costs competitive with those of other airlines. As we grow our business, we plan to leverage our current infrastructure, thus further reducing our unit costs.

Scheduled Service

We provide scheduled airline services to certain major U.S. metropolitan areas, Hawaii and other leisure destinations. We received 58.2 % of our total revenue from our scheduled service segment for 2005 and 52.2% of our total revenue for the ten months ended December 31, 2006. Our scheduled service business is designed to leverage our codeshare agreement with Southwest. We seek to complement Southwest’s network by flying routes between airports with a large Southwest customer base and airports that Southwest does not serve. Examples of these routes include flights from Midway Airport in Chicago, where Southwest offers more than 200 flights per day, to slot-controlled airports that Southwest does not serve, such as LaGuardia Airport in New York and Ronald Reagan National Airport in Washington, D.C., and flights to Hawaii from major Southwest airports in the Western United States, such as Las Vegas, Phoenix and Oakland. Through direct ATA services and connecting Southwest codeshare flights, we serve more than 60 airports. Our published schedule for Summer 2007 includes new non-stop flights from Oakland to Kona and Lihue and adds our first non-stop flight between Las Vegas and Maui. By Summer 2007, we expect to offer non-stop service from the U.S. Mainland to more Hawaiian destinations than any other airline.

ATA’s Non-Stop Routes (Summer 2007)	ATA’s Connecting Routes with Southwest Codeshare (Summer 2007)

Codeshare Agreement. Our codesharing with Southwest began in February 2005 and was enhanced significantly by an amendment to the agreement that became effective March 1, 2006, increasing booking and frequent flyer opportunities for our customers. Our codeshare has two components: (i) a “connect” codeshare service whereby both ATA and Southwest sell passenger itineraries consisting of both ATA and Southwest flight legs; and (ii) a “local” codeshare service whereby Southwest acts as our distribution channel selling ATA-only itineraries on Southwest’s website and via Southwest reservations. While connect codeshares are typical to the industry, we believe that the local codeshare, in its depth and scope, is unique within the industry. We expect the codeshare agreement to be expanded in 2009 to include international routes. We believe the listing of our schedules on Southwest’s website affords us a significant marketing advantage, as market research firm HitwiseTM ranks southwest.com as the world’s most searched airline website.

Under the codeshare agreement, we and Southwest are subject to certain customer service covenants. Neither we nor Southwest are or have been in violation of any of these covenants.

ATA customers have the right to earn frequent flyer credits in Southwest’s Rapid RewardsTM program or in our ATA Travel AwardsTM program. See “— Our Travel Awards”. We make certain quantities of our seats available for Rapid RewardsTM redemptions on identified ATA flights, including flights on our popular Hawaiian routes.

Hawaii. We have served Hawaii from Western U.S. airports since 1994. We use two-engine, fuel-efficient Boeing 737 and 757 aircraft that have been certified for ETOPS. In April 2006, we moved our San Francisco-based flights to Oakland, where Southwest offers a large flight schedule. In addition, we started flying between Oakland and Hilo in April 2006, providing the only non-stop service between the U.S. Mainland and Hilo. We also commenced service in April 2006 from Ontario, California, where Southwest is the largest airline as measured by daily departures, to provide the only non-stop service from that airport to Honolulu. In addition, we continue to provide flights to Hawaii from Los Angeles, Phoenix and Las Vegas, all cities where Southwest has a strong customer base. Our published schedule for Summer 2007 includes additional non-stop flights from Oakland to Kona and Lihue and adds our first non-stop flight between Las Vegas and Maui. By Summer 2007, we expect to offer non-stop service from the U.S. Mainland to more Hawaiian destinations than any other airline.

U.S. Mainland. The majority of our U.S. Mainland flights originate from Midway Airport in Chicago. We have provided service from Midway since 1992 and have strong brand recognition in that region. Our Midway schedule provides service to three domestic airports that Southwest does not serve: slot-controlled LaGuardia Airport in New York and Reagan National Airport in Washington, D.C., and Dallas/Fort Worth Airport (Southwest operates from Dallas Love Field). With more than 200 daily Southwest flights from Midway, Southwest provides a significant source of connecting traffic through the codeshare. In May 2007, we will begin serving Oakland and Ontario non-stop from Midway. In addition, we provide scheduled service to Cancun and Guadalajara, Mexico from Midway. Beginning in 2009, we expect these flights, and other international flights, to be sold by Southwest under the codeshare agreement.

Our Travel AwardsTM and FlightBankTM Loyalty Programs. We believe that our frequent flyer program, Travel AwardsTM, offers one of the lowest thresholds for earning travel rewards. Like Southwest’s, our program is based on trips flown rather than mileage. One of the significant benefits of our program is that we have no redemption blackout dates. With three roundtrips booked through ata.com, our customers earn a companion coach class ticket on any ATA-operated flight in the continental United States. As a result of the recent enhancements in our codeshare agreement with Southwest, customers purchasing flights directly through ATA reservations and ata.com now have the option of earning either ATA Travel AwardsTM points or Southwest Rapid RewardsTM credits. Customers also have the option of redeeming Travel AwardsTM points for Rapid RewardsTM credits, thereby gaining access to over 50 additional domestic destinations served by Southwest.

Another innovative loyalty program we offer is FlightBankTM, which enables our high-frequency Hawaii customers to pre-pay for points, which can be redeemed for travel between Hawaii and the U.S. Mainland over a twelve-month period. This program, implemented in late 2005, appeals to several customer segments, such as U.S. Mainland residents with second homes or time shares in Hawaii, and Hawaii residents who frequently travel to the U.S. Mainland. We expect this program to grow as we expand our U.S. Mainland-to-Hawaii schedule.

Military Charter Service

We are one of the largest providers of passenger charter service. In our charter business segment we contract to sell all of the seats available on the aircraft to a single customer or a small group of customers. Our largest single customer is the AMC, for whom we transport U.S. military personnel and their families principally to and from their overseas deployments. We received 37.4% and 45.3% of our total revenue for 2005 and the ten months ended December 31, 2006, respectively, from our military charter business segment. For the same periods, our Revenue per Available Seat Mile, or RASM, was $0.11 and $0.12, respectively. These RASMs were approximately 66% and 50% higher, respectively, than our scheduled service RASMs for those periods.

AMC International Program. The majority of our military charter revenues are earned under the AMC International contract, which pays based on the historical weighted average costs of the participating airlines plus approximately 10% operating margins. However, if fuel prices vary from the contract price, the impact is passed through to the AMC, providing an effective hedge against fluctuations in fuel prices.

The U.S. military, through the AMC, contracts with commercial airlines to provide nearly all of the airlift requirements for its personnel. The AMC assigns its peacetime airlift business by awarding entitlement points to air carriers in proportion to the number and type of aircraft they pledge to make available to the Civil Reserve Air Fleet, or CRAF, to support Department of Defense airlift requirements during emergencies. By participating in CRAF, airlines are able to fly AMC charter missions as well as contract with the General Services Administration, which purchases seats on their scheduled service flights. Most airlines choose not to fly AMC charters, and instead enter into teaming arrangements which allow them to monetize their unused entitlement points. There are currently two large teams, FedEx and Alliance, that in government fiscal year 2007 account for approximately 38% and 58%, respectively, of the entitlement points. We are a member of the FedEx team. The team allocates points from team members that do not fly AMC missions to other team members, such as ATA, and collects a commission on the charter revenue derived from those points. Omni Air International, Inc. and we fly all passenger requirements of the FedEx team. For government fiscal year 2007, we have contracted with the FedEx team to fly 50% of the team’s passenger entitlement requirements and expect to contract for the same percentage for government fiscal year 2008.

References to a “government fiscal year” in our discussion of our military charter service are references to an AMC contract year, which extends from October 1 through September 30 of the following year. For example, a reference to “government fiscal year 2007” means the AMC contract period from October 1, 2006 through September 30, 2007.

Other Charter Customers. AMC also runs a much smaller domestic program that is open to bids, on an individual flight basis, from all U.S. airlines that participate in CRAF. These flights are awarded based on comprehensive bidding rather than entitlement, and there is no fuel cost pass-through on domestic military business.

We also provide passenger charter services to non-military customers, such as sports teams, incentive groups, the Department of Homeland Security and other U.S. and foreign governmental organizations. Under these contracts, we typically pass on to the customer fuel cost increases over an agreed-upon target price.

Our commercial charter service uses the same aircraft used in our military charter service, primarily during off-peak periods in our military service.

Competition

Scheduled Service. The airline industry is highly competitive. Airline profit levels are sensitive to adverse changes in fuel costs, average fare levels and passenger demand. Passenger demand and fare levels have historically been influenced by, among other things, the general state of the economy, international events, industry capacity and pricing actions taken by other airlines. The principal competitive factors in the airline industry are flight schedules, fare pricing, appeal to frequent flyers and reputation for customer service. Our competitors and potential competitors include legacy carriers, low cost carriers, regional airlines, international airlines and new entrant airlines. Many of these airlines are larger than us and have significantly greater financial resources and serve more routes than we do. Some of these competitors have chosen, and may in the future choose, to add service, reduce their fares or both, on current or future routes.

We believe that we have competitive advantages over other small airlines:

•	Our flight schedule leverages our codeshare agreement with Southwest and provides our customers with more than 60 destinations, which is unmatched by most other low cost carriers; and

•	We can access several million Southwest frequent flyers via Southwest’s distribution channels.

In addition, we aggressively reduced our cost structure through the Chapter 11 reorganization process and have emerged with one of the most competitive cost structures in the airline industry. We restructured our aircraft and facility leases, renegotiated our collective bargaining agreements, outsourced heavy maintenance operations and reduced our debt service. As a result, we have one of the lowest cost structures in the industry. We believe that our scheduled service CASM, excluding fuel, is lower than that of the majority of our competitors.

We believe a key to our future success is our strategy, which leverages our codeshare with Southwest, to operate our scheduled service between airports where Southwest has a significant presence and airports that are not served by Southwest or other low cost carriers. However, we face direct or indirect competition on all of our routes.

Military Charter Service. The passenger charter business is highly fragmented, and we face competition both from charter airlines as well as scheduled service airlines seeking to utilize marginal capacity. Much of the U.S. leisure charter business has been replaced by scheduled service offered by low cost carriers. We believe that the most important criteria for competition in the charter business include the range, as well as passenger capabilities, of the aircraft, in addition to the price, flexibility, quality and reliability of the air transportation service provided. In the AMC international program, airlines that desire to fly for the U.S. military use teaming arrangements to increase their entitlement. The two principal teams are FedEx and Alliance. For government fiscal year 2007, the Fedex team has 38% of the entitlement points and ATA has contracted with the FedEx team to fly 50% of the team’s passenger entitlement points.

Our History

Our predecessor began its operations in 1973 as Ambassadair, an air travel club in Indianapolis, Indiana. After the airline industry was deregulated in 1978, ATA became certified as a common-air carrier and began to grow its fleet to provide charter flights. In 1983, ATA began providing charter flights for the U.S. military. By 1991, ATA was the largest civilian passenger carrier, based on missions flown, for the U.S. military, transporting 108,000 military personnel on 494 missions to the Persian Gulf for Operation Desert Storm. ATA began scheduled service operations in 1986, began service from Chicago Midway in 1992 and added routes from the western United States to Hawaii in 1994. From 2001 to 2004, ATA significantly expanded its operations at Chicago Midway to build a hub franchise.

Our Reorganization. Since September 11, 2001, the airline industry, as a whole, has incurred substantial losses. The war in Iraq and significant increases in the cost of fuel also have created significant challenges for airlines to maintain profitability. Due to continued scheduled service operating losses and a weakened financial position, on October 26, 2004, our predecessor and seven of its subsidiaries, including ATA Airlines, Inc., its principal operating subsidiary, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code.

After the date of the petition, and with the assistance of new management, our predecessor made a number of fundamental changes to its business operations to emerge from the Chapter 11 proceeding as a competitive, low cost passenger air carrier. Key initiatives included:

•	Eliminating unprofitable scheduled service routes;

•	Reducing our aircraft fleet by approximately 55% and our head count by approximately 65%;

•	Amending collective bargaining agreements and reducing overall labor costs;

•	Establishing a codesharing arrangement with Southwest Airlines;

•	Appointing a new and experienced management team led by our President and Chief Executive Officer, Subodh Karnik;

•	Reducing aircraft expenses through the rejection and renegotiation of leases;

•	Reducing operating costs by outsourcing certain functions, such as heavy maintenance, airport operations and reservations; and

•	Liquidating the assets of non-core businesses, including a regional airline based in Chicago, a travel club and a travel agency.

We emerged from bankruptcy on February 28, 2006 with a more focused business plan, fewer aircraft on more economical aircraft lease terms, a new business model for scheduled service and a competitive cost structure.

Employees

On March 31, 2007, we employed 2,485 personnel, of whom 1,631 were represented under collective bargaining agreements. The following summarizes the status of our collective bargaining agreements and the number of included employees as of March 31, 2007:

Employee Group	Number of Employees	Union	Contract Status
Cockpit Crew	581	Airline Pilots Association (ALPA)	Amendable on October 1, 2008
Flight Attendants	883	Association of Flight Attendants (AFA)	Amendable on October 31, 2008
Mechanics	130	Aircraft Mechanics Fraternal Association (AMFA)	Amendable on June 1, 2009
Ramp	0	International Association of Machinists (IAM)	Amendable on September 20, 2008
Storekeepers/Toolroom	24	IAM	Amendable on February 7, 2010
Dispatchers	13	Transport Workers Union (TWU)	Amendable on May 1, 2010

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage bargaining process overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the National Mediation Board. Although in most circumstances the RLA prohibits strikes, after release by the National Mediation Board, airlines and unions are free to engage in self-help measures such as strikes and lock-outs. The majority of our labor agreements become amendable before December 31, 2009, three of which become amendable during 2008.

Our employees receive matching contributions under a 401(k) plan. We have never, in our or our predecessor’s history, created a defined benefit plan for any of our employee groups.

While we believe that relations with our employees are satisfactory, any prolonged dispute with employees or work stoppages, whether or not the affected employees are represented by a union, could have a material adverse impact on our financial condition, results of operations and cash flows.

Our Aircraft Fleet

Through our reorganization, we restructured our aircraft fleet to better meet the needs of our revised business plan. As of March 31, 2007, we were certified to operate a fleet of 29 aircraft, as follows:

Aircraft Type	Owned	Leased	Number of Seats
Boeing 737-300	—	3	138
Boeing 737-800	—	12	160-175
Boeing 757-200	—	6	185-200
Boeing 757-300	—	4	232-247
Lockheed L-1011-500	4	—	283

Our Boeing 737-300s, which support our scheduled service at Chicago’s Midway Airport, are used in our higher-frequency domestic operations. In 2005, we certified our B737-800 aircraft for ETOPS, allowing us to fly from the western United States to Hawaii. Our Boeing 757 aircraft, which are well suited for medium-haul scheduled service operations, are deployed in both our scheduled service and military charter service. This enables us to balance capacity with demand by shifting narrow-body aircraft between the two businesses.

We use our L-1011 aircraft in our military charter service as their long-range capabilities and seating configuration are well suited to the AMC’s passenger transportation needs. However, we are not able to fulfill our contractual entitlement for wide-body flying with only four aircraft. We have entered into lease agreements for seven DC-10-30 aircraft to grow our wide-body fleet, which also allows us to redeploy some of the 757s in our military charter service to scheduled service. We expect the DC-10s to enter into revenue service on a phased-in basis beginning in the third quarter of 2007, and we expect all of the DC-10 aircraft to be operational by the first quarter of 2008. The DC-10 introduction program will involve (i) refurbishing aircraft, airframes and interiors; (ii) training crew members; and (iii) establishing procedures and programs in compliance with Federal Aviation Administration, or FAA, requirements in order to add these aircraft to our operating certificate.

Fuel Price Risk Management

Prices and availability of aviation fuel are subject to political, economic and market factors that are generally outside of our control. Prices may be affected by many factors including: the impact of political instability and crude oil production, unexpected changes in the availability of petroleum products due to disruptions at distribution systems or refineries, unpredicted increases in demand due to weather or the pace of economic growth, inventory levels of crude oil and other petroleum products, and the relative fluctuation between the U.S. dollar and other major currencies.

Fuel costs constitute our largest operating expense, comprising 27.4% and 30.6% of total operating expenses for 2005 and the ten months ended December 31, 2006, respectively. The historically high fuel costs we experienced in the last two years negatively affected our results of operations even though our international military charter business allows us to pass fuel price increases to the AMC. See “ — Military Charter Service”. Additionally, we purchase a portion of our fuel needs on a spot basis, taking delivery in the Gulf Coast and shipping it through pipelines to certain scheduled service locations. We generally make these purchases six to twelve weeks in advance of consuming the fuel.

Flight Operations and Aircraft Maintenance

Our worldwide flight operations are planned and controlled by our Flight Operations group based in Indianapolis, Indiana, which is staffed on a 24-hour basis, seven days per week. We coordinate the logistical support necessary for extended operations away from our fixed bases through our global communications network. We are able to dispatch maintenance and operational personnel and equipment as necessary to support flight operations around the world.

The maintenance performed on our aircraft can be divided into three general categories: line maintenance, heavy maintenance checks and engine and component overhaul and repair. Line maintenance consists of routine scheduled maintenance checks on our aircraft, including pre-flight, weekly, daily and overnight checks, and any diagnostic or routine repairs. Line maintenance is generally performed by our own mechanics, with certain tasks carried out by third-party providers. We have line maintenance operations at many of our scheduled service airports, as well as at our hangar in Indianapolis, Indiana. Because we fly to airports and military bases worldwide, our mechanics are able to travel with the aircraft and perform certain line maintenance functions.

Heavy maintenance checks consist of more complex inspections and servicing of the aircraft that cannot be accomplished during an overnight visit. These checks can range in duration from a few days to approximately one month, depending on the magnitude of the work prescribed in the particular check. Component overhaul and repair involves sending parts, such as engines, landing gear and avionics, to a third-party, FAA-approved maintenance facility for repair or overhaul. We rely almost exclusively on third-party providers for our heavy maintenance checks and engine and component overhaul and repair.

Insurance

We carry types and amounts of insurance we believe to be customary in the airline industry, including coverage for public liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability and workers’ compensation.

Following the terrorist attacks of September 11, 2001, commercial aviation insurers significantly increased the premiums and reduced the amount of war-risk coverage available to commercial carriers. The U.S. government has provided supplemental war-risk coverage to U.S. air carriers, including us, as a result of the reduction in coverage offered by the commercial market. This insurance program has been extended to August 31, 2007. We are unable to predict whether the government will extend this insurance coverage past August 31, 2007, whether alternative commercial insurance with comparable coverage will become available at reasonable premiums, and what impact this will have on our ongoing operations or future financial performance.

Regulation

General. We are subject to regulation by the Department of Transportation, or DOT, the Federal Aviation Administration, or FAA, the Transportation Security Administration, or TSA, and numerous other governmental agencies.

The DOT principally regulates economic matters affecting air service, including air carrier citizenship, certification and fitness, insurance, leasing arrangements, allocation of route rights, authorization of proposed scheduled and charter operations, allocation of certain airport slots not controlled by the FAA, consumer protection and competitive practices. The DOT has the authority to investigate and institute proceedings to enforce its economic regulations and may assess civil penalties, order carriers to cease and desist from violations, revoke operating authority and seek criminal sanctions. Our current certificate of public convenience and necessity, issued by DOT in 2003, authorizes us to engage in air transportation within the United States, its territories and possessions and to perform charter trips in both domestic and international regions. The DOT may revoke such certificate, in whole or in part, for intentional failure to comply with certain provisions of the U.S. Transportation Code, or any order or regulation issued thereunder, or any term of such certificate after notice to the certificate holder and an opportunity to appeal.

The FAA primarily regulates flight operations, particularly matters affecting air safety, including airworthiness requirements for each type of aircraft, the licensing of pilots, mechanics and dispatchers and the certification of flight attendants. The FAA requires each carrier to obtain an operating certificate authorizing the carrier to fly to specific airports using specified equipment. We have, and maintain, FAA certificates of airworthiness for all of our aircraft, and have the necessary FAA authority to fly to all of the cities that we currently serve.

Like all U.S. certificated carriers, we cannot fly to new destinations without the prior authorization of the FAA. If we fail to comply with FAA regulations, the FAA has the authority to modify, suspend temporarily or revoke permanently our authority, or that of our licensed personnel, to provide air transportation, after providing notice and opportunity for a hearing. The FAA can assess civil penalties for such failures or institute proceedings for the imposition and collection of monetary fines for the violation of certain FAA regulations. The FAA can revoke our authority to provide air transportation on an emergency basis, without providing notice and a hearing, where significant safety issues are involved. The FAA monitors our compliance with maintenance, flight operations and safety regulations, maintains onsite representatives and performs frequent spot inspections of our aircraft, employees and records.

The FAA also has the authority to issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and engines, fire retardant and smoke detection devices, increased security precautions, collision and windshear avoidance systems, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future.

The civil aviation security functions of the FAA were transferred to the TSA under the Aviation Security Act. The TSA operates under the Department of Homeland Security and is responsible for all civil aviation security, including passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence, and security research and development. The TSA also has law enforcement powers and the authority to issue regulations. In cases of national emergency it may issue regulations without a notice or comment period.

Based upon bilateral aviation agreements between the United States and other nations, or, in the absence of such agreements, comity and reciprocity principles, we, as a charter carrier, are generally not restricted as to the frequency of our flights to and from most foreign destinations. However, these arrangements generally restrict us to the carriage of passengers and cargo on flights which either originate in the United States and terminate in a single foreign nation, or which originate in a single foreign nation and terminate in the United States. The civil aeronautics authorities in the relevant countries must generally specifically approve proposals for any charter service unless specifically authorized by bilateral agreements. Approval of such requests is typically based on considerations of comity and reciprocity and cannot be guaranteed. Charterworthiness rules specifying the terms and conditions under which charter traffic may be carried are generally established either by the terms of the applicable bilateral agreement or by the country of origin of the charter traffic.

We believe that we are operating in material compliance with DOT, FAA and TSA regulations and hold all necessary operating and airworthiness authorizations and certificates. A modification, suspension or revocation of any of our DOT or FAA authorizations or certificates could have a material adverse effect on our business.

Airport Access. LaGuardia Airport and Ronald Reagan National Airport are subject to the high-density traffic rule established by the FAA in 1968. This rule limits the number of scheduled flights at each of the subject airports during specified periods of time. At LaGuardia and Reagan National there is a limit on the number of scheduled flights from 6:00 a.m. to midnight, and carriers must obtain slots from the FAA or, in certain cases, exemptions from the DOT in order to operate at these airports during the restricted period.

The FAA is currently working on a revision to the high-density rule and is working with all interested parties. The FAA’s current rulemaking proposals do not indicate any negative impact on us, but there can be no assurance that these rules will not be changed, including in a manner that adversely affects us.

In addition to various federal regulations, local governments and authorities in certain regions have adopted regulations governing various aspects of aircraft operations, including noise abatement procedures, curfews and restrictions on the use of airport facilities.

CRAF. We are a participant in the CRAF program, which permits the U.S. Department of Defense to utilize our aircraft during national emergencies when the need for military airlift exceeds the capability of military aircraft. Only twice, during the Persian Gulf War and again during the war in Iraq, have commercial air carriers been mobilized by the military to use their aircraft. By participating in this program, we are eligible to bid on and be awarded certain airlift contracts with the military.

Foreign Ownership. Under federal law and DOT regulations, we must be a citizen of the United States. In this regard, we must be incorporated under the laws of the United States or one of the states, our president and at least two-thirds of our board of directors and key management officials must be U.S. citizens and not more than 25% of the voting interest in the company may be owned or controlled by non-U.S. citizens. In addition, under existing precedent and policy, actual control of our company must reside with U.S. citizens. As a matter of regulatory policy, the DOT has stated that it will not permit aggregate equity ownership of a domestic air carrier by non-U.S. citizens in an amount in excess of 25% in the case of ownership by citizens of countries not having liberal “open skies” bilateral agreements. Citizens of countries having open skies bilateral agreements may own additional equity taking the total foreign equity to 49%. We currently are in compliance with these ownership provisions.

Other Regulations. Various aspects of airline operations are subject to regulation or oversight by federal agencies other than the DOT, FAA and TSA. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by ATA. Employee relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and employee unions arising under collective bargaining agreements. We also are subject to the jurisdiction of the Federal Communications Commission regarding the utilization of radio equipment. In addition, the Immigration and Naturalization Service, the U.S. Customs Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of our aircraft, passengers and cargo to ensure our compliance with U.S. immigration, customs and import laws. Also, while our aircraft are in foreign countries, we must comply with the requirements of similar authorities in those countries. The U.S. Commerce Department also regulates the export and re-export of our U.S.-manufactured aircraft and certain equipment.

We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

Future Regulation. Congress, the DOT, the FAA, the TSA and other governmental agencies have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, our operations, ownership and profitability. In the past, during a period of fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. We cannot predict what other matters might be considered in the future by the FAA, the DOT or Congress, nor can we judge what impact, if any, the implementation of any future proposals or changes might have on our business.

Environmental Matters

Our operations are subject to comprehensive federal, state, and local laws and regulations relating to pollution and the protection of the environment, including those governing aircraft noise, the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our operations require environmental permits and controls, and these permits are subject to modification, renewal and revocation by issuing authorities.

The Airport Noise and Capacity Act of 1990 recognizes the right of airport operators with special noise problems to implement local noise abatement procedures as long as those procedures do not interfere unreasonably with the interstate and foreign commerce of the national air transportation system. Certain airports, including Reagan National Airport, have established restrictions to limit noise, which can include limits on the number of hourly or daily flights and the time of such flights. These limitations serve to protect the noise-sensitive communities surrounding the airport. Our scheduled flights at Reagan National Airport are in compliance with the noise curfew limit, but when we experience irregular operations, on occasion we violate this curfew. As a result, we have been and may continue to be required to reduce our hours of operation at particular airports, to install noise abatement equipment on our aircraft or to change operational procedures during takeoff and landing. At the present time, we believe our airline equipment and scheduled flights are in material compliance with these and other local noise abatement requirements, and we do not believe any such restrictions will have a material adverse effect on our financial condition, results of operations or cash flows.

At our aircraft maintenance facilities and the airports we serve, materials are used such as aircraft deicing fluids, fuel, oils and other materials that are regulated as hazardous under federal, state or local laws. We are required to maintain programs to protect the safety of the employees who use these materials and to manage and dispose of any wastes generated by the use of these materials in compliance with applicable laws. The Environmental Protection Agency regulates operations, including air carrier operations, that affect the quality of air in the United States, such as the discharge of aircraft emissions exhaust into the environment. We believe we have made all necessary modifications to our operating fleet to meet fuel-venting requirements and smoke-emissions standards.

Although we believe we are in compliance in all material respects with applicable environmental laws, we could incur substantial costs, including cleanup costs, fines, civil or criminal penalties, or third-party property damage or personal injury claims as a result of violations of, or liabilities under, environmental laws or noncompliance with the environmental permits required for our operations. In addition, the adoption of new or more stringent requirements could increase the cost of our operations, require significant capital expenditures or result in material restrictions on our operations.

Facilities

Our corporate offices are located in Indianapolis, Indiana. We lease three adjacent office buildings, consisting of approximately 126,400 square feet, located approximately one mile from the Indianapolis International Airport. The leases expire in August 2010. These buildings house our administrative offices, maintenance and engineering staff and flight operations center to support both our scheduled service and military charter businesses.

Our primary maintenance facility is located at the Indianapolis International Airport. This 150,000-square-foot hangar facility was designed to meet our base maintenance needs, as well as to provide support services for other maintenance locations.

We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations support areas and baggage service offices, generally have a term ranging from less than one year to five years, and contain provisions for periodic adjustments of lease rates. We also are responsible for maintenance, insurance and other facility-related expenses and services. We have entered into use agreements at each of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

ITEM 1A. RISK FACTORS

The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations. Our financial condition or results of operations could be materially and adversely affected by any of these risks. The market price of our common stock could decline due to any of these risks.

Risks Relating to Our Business

We recently emerged from a Chapter 11 bankruptcy reorganization, have a history of losses and may not achieve or maintain profitability.

We emerged from a Chapter 11 bankruptcy reorganization on February 28, 2006, approximately 16 months after filing a voluntary petition for bankruptcy reorganization. Our predecessor recorded a consolidated net loss of $455.6 million for the year ended December 31, 2005, and a consolidated net loss of more than $1.2 billion during the three years ended December 31, 2005. Despite significant labor cost reductions and other cost savings we achieved through our reorganization, our consolidated net loss for the ten months ended December 31, 2006 was $36.5 million. See “Business — Our History — Our Reorganization”. Our return to profitability will be affected by a number of factors, including the successful implementation of our new business plan. If we cannot achieve or maintain profitability, the market price of our common stock may decline.

We may be subject to claims that were not discharged in the bankruptcy proceedings.

Substantially all of the material claims against us that arose prior to the date of the bankruptcy filing were addressed during the Chapter 11 proceedings or were resolved in connection with the Plan and Confirmation Order adopted by the U.S. Bankruptcy court. See “Business — Our History — Our Reorganization”. In addition, the Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation and certain debts arising afterwards. Circumstances in which claims and other obligations that arose prior to the bankruptcy filing were not discharged primarily relate to certain actions by governmental units under police power authority, instances where we have agreed to preserve a claimant’s claims, as well as, potentially, instances where a claimant had inadequate notice of the bankruptcy filing. In addition, except in limited circumstances, claims against non-debtor subsidiaries, including foreign subsidiaries, are generally not subject to discharge under the Bankruptcy Code. To the extent any pre-filing liability remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our financial condition and results of operations.

You will not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate the performance of our business.

As a result of our emergence from bankruptcy, we operate our business with a new capital structure, fewer aircraft, more economical aircraft lease terms, significantly different and reduced scheduled service and significantly reduced employee and occupancy costs. We also adopted fresh start accounting prescribed by generally accepted accounting principles. Accordingly, unlike other companies that have not previously filed for bankruptcy protection, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our predecessor’s financial statements for periods prior to February 28, 2006, contained in this Form 10. Without historical financial statements to compare to our current performance, it will be more difficult for you to assess our future prospects when evaluating our business.

We may not be able to successfully implement our new business plan and, even if we do so, this new business plan may not result in our being profitable.

Our business plan was developed by, and reflects the current intentions of, our management and our board of directors. See “Business — Our Strategy”. The success of our plan is subject to, among other things, our ability to:

•	benefit from our restructured codeshare agreement with Southwest,

•	expand our Hawaii and international routes and acquire the aircraft to support this growth,

•	reduce workforce costs and related expenses,

•	outsource certain additional maintenance activities and renegotiate vendor agreements,

•	increase unit revenues as we reestablish our position in the marketplace,

•	induct DC-10s into our fleet, and

•	generally improve the efficiency and effectiveness of our business processes.

We cannot assure you that our business plan will be successful or that we will be able to operate profitably even if the new business plan is successfully executed. If implementation of the new business plan is not successful and we are unable to generate sufficient operating revenues to pay debt service requirements and aircraft leasing obligations, we cannot assure you that alternative sources of financing will be available or, if available, that such financing will be available on terms that we can afford.

Our codeshare agreement with Southwest is essential to the operations of our scheduled service business.

The success of our scheduled service business is dependent upon our codeshare agreement with Southwest. We operate our scheduled services (i) where Southwest is the dominant carrier at the origin or destination of the flight, (ii) to cities that are slot-constrained or bilaterally constrained and in which we are allocated slots; and (iii) to regions that low cost carriers have difficulty servicing (such as Hawaii, given trans-Pacific flight requirements). See “Business — Scheduled Service — Codeshare Agreement”. We cannot assure you that the amended codeshare agreement will enable our scheduled service business to operate profitably, or that it will deliver the benefits expected. We also cannot assume that Southwest will not alter its operations strategy and thereby diminish the benefits of our codeshare agreement and adversely affect our financial condition and results of operations. Finally, we cannot assure you that Southwest will be able to implement in a timely manner the technical changes to its systems to enable the extension of our codeshare arrangements to international flights.

Our amended codeshare agreement will be directly affected by the financial and operating strength of Southwest. Any event that negatively impacts the financial strength of Southwest or that has a long-term effect on the use of Southwest by airline travelers will have a material adverse effect on the benefits we derive from the codeshare agreement and, therefore, on our financial condition and results of operations. In the event of a substantial decrease in the financial or operational strength of Southwest, it may seek to reduce, or be unable to make, the payments due to us under the codeshare agreement, which would also have such a material adverse effect.

Southwest has wide discretion concerning which flights are eligible for codeshare status. Southwest could, for instance, choose to limit such flights based on minimum and maximum connecting times that would limit the number of codeshare flights. Southwest could also choose not to price codeshare flights aggressively, which would limit the number of codeshare tickets likely to be sold through its distribution channels and reduce overall revenues in our scheduled service business.

Under the codeshare agreement, we and Southwest are subject to customer service-related and other covenants. The agreement is subject to early termination by either party if the other party materially breaches the agreement. Any termination of our codeshare agreement with Southwest would have a material adverse effect on our financial condition and results of operations.

Our scheduled service business is heavily dependent on a limited number of regions, and a reduction in demand or an increase in competition for air travel in these regions could adversely affect our business.

Our scheduled service business is focused on flights to and from Chicago’s Midway Airport and between the western United States and Hawaii. We would be adversely affected by any circumstance that causes a reduction in demand for air transportation to or from those regions, such as adverse changes in local economic conditions, political disruptions or violence (including any terrorist attacks), negative public perception of the cities or regions or significant price increases linked to increases in airport access costs and fees imposed on passengers. Likewise, any disruption of services or facilities that support our scheduled service in these regions could adversely affect this business. Moreover, it is possible other airlines will begin to provide non-stop services to and from these regions or otherwise target these regions. Any increase in competition with respect to these regions could cause us to reduce fares or take other competitive measures that might adversely affect our financial condition and results of operations.

The success of our higher-margin military charter business is dependent on continuing at current demand levels, the method by which the U.S. military awards contracts and the availability of suitable aircraft.

Any reduction in military activities in Iraq or Afghanistan, without a corresponding increase elsewhere, could over time reduce the military’s demand for transportation services. Each year, AMC grants a certain portion of its business to different airlines based on a point system. The number of points an airline can accrue is determined by the number and types of aircraft pledged to the Civil Reserve Air Fleet, or CRAF. We participate in the CRAF program through a teaming arrangement with other airlines, led by FedEx. The formation of competing teaming arrangements, an increase by other carriers in their commitment of aircraft to the program or the withdrawal of our team’s current partners, especially FedEx, could adversely affect the amount of our AMC business in future years. In addition, if any of our team members were to cease or restructure its operations, the number of planes pledged to the CRAF program by our team could be reduced. As a result, the number of points allocated to our team could be reduced and our allocation of AMC business would likely decrease. If we lose military charter contracts, or if the military reduces substantially the amount of business it awards to the FedEx team, or if the FedEx team reduces the number of points it awards to us, we may not be able to replace the lost business and our financial condition and results of operations could be materially adversely affected.

We have entered into lease agreements for seven DC-10s that we expect will enter into revenue service on a phased-in basis beginning in the third quarter of 2007, and we expect to be operating all of the aircraft by the first quarter of 2008. If we experience delays in the initial dates of operation of the DC-10 aircraft, we may not be able to fly our full allocation of passenger requirements for the FedEx team. Further, while we expect to fly approximately 50% of the FedEx team’s passenger requirements from October 2007 through September 2008, we can give no assurances that we will be able to meet these requirements, nor can we know what percent we will be able to fly after such date.

Since the U.S. military does not have its own fleet of passenger aircraft to meet its airlift needs, we expect that revenues and net income from the AMC will continue to be a significant source of revenue and net income for the foreseeable future. However, our revenue and net income from the AMC are derived from one-year contracts that the AMC is not obligated to renew. In addition, the AMC can typically terminate or modify its contract with us for convenience, if we fail to perform or if we fail to pass semi-annual inspections. Any such termination would result in a loss of revenue and net income and could expose us to significant liability or hinder our ability to compete for future contracts with the federal government. If our AMC business declines significantly, it would have a material adverse effect on our financial condition and results of operations. Even if the AMC continues to award business to us, we cannot assure you that we will continue to generate the same level of revenue and net income we currently derive from our military charter operations. The volume of our AMC business is sensitive to changes in national and international political priorities and the U.S. federal budget.

As a U.S. government contractor, we are subject to a number of procurement and other laws and regulations.

In order to do business with U.S. government agencies, we must comply with and are affected by many laws and regulations governing the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things:

•	require, in some cases, certification and disclosure of all cost and pricing data in connection with contract negotiations,

•	impose accounting rules that define allowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts, and

•	restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These laws and regulations affect how we do business with our customers and, in some instances, impose added costs on our business. A violation of these laws and regulations by us or by any of our employees could result in the imposition of fines and penalties or the termination of our contracts. In addition, the violation of certain other generally applicable laws and regulations could result in our suspension or termination as a government contractor.

A significant portion of our military charter revenue is generated from operations in volatile overseas regions that are sensitive to changes in U.S. foreign relations, foreign governments and foreign economies.

Our military charter business is sensitive to changes in economic and political conditions that could increase our security and insurance costs or reduce our aircraft utilization rates. Changes in any of the following areas of risk could disrupt or adversely affect our military charter operations in overseas regions:

•	potential adverse changes in diplomatic relations between foreign countries and the United States,

•	instability of foreign governments and risks of insurrections,

•	terrorism and foreign hostility directed at U.S. companies,

•	U.S. government policies that restrict the conduct of business by U.S. citizens in certain foreign countries, and

•	policies of foreign governments that restrict the ownership or conduct of business by non-nationals.

Any disruption in our military charter operations could have a material adverse effect on our financial condition and results of operations.

Insurance availability and costs have fluctuated significantly since the September 11 terrorist attacks.

As a result of the terrorist attacks on September 11, 2001, the amount of insurance coverage available to commercial air carriers for claims resulting from acts of terrorism, war and similar events has fluctuated significantly. At the same time, the cost for such coverage, and for aviation insurance in general, has also fluctuated. The U.S. government currently provides us with such insurance coverage, but this program is set to expire on August 31, 2007. After that date, should this coverage no longer be offered, the coverage that may be available to us through commercial aviation insurers may have substantially less desirable terms, result in higher costs and not be adequate to protect our risks, any of which could have a material adverse effect on our financial condition and results of operations. Future terrorist attacks involving aircraft, or the threat of such attacks, as well as other factors, could result in further volatility in the availability and cost of aviation insurance.

Our insurance coverage does not cover all risks and we do not maintain business interruption insurance.

Our operations involve inherent risks that subject us to various forms of liability. We carry insurance against those risks for which we believe competitors in each of our businesses commonly insure. However, we can give no assurance that we are adequately insured against all risks. If our liabilities exceed the amounts of our coverage, we would be required to pay any such excess amounts, which amounts could be material to our business and operations.

Except for limited situations, we do not have insurance against losses arising from business interruptions. If we fail to keep our aircraft in service, we may have to take impairment charges in the future and our results of operations would be adversely affected. The loss of our aircraft or the grounding of our fleet could reduce our capacity utilization and revenues, require significant capital expenditures to replace such aircraft and could have a material adverse affect on us and our ability to make payments on the financing or lease related to the aircraft.

Our results of operations are affected materially by the price and availability of aircraft fuel.

Fuel costs constitute a substantial portion of our total operating expenses, comprising 27.4% and 30.6% of total operating expenses for 2005 and the ten months ended December 31, 2006, respectively. The historically high fuel costs we experienced in the last two years negatively affected our results of operations even though our international military charter business allows us to pass fuel price increases to the U.S. Department of Defense. See “Business — Military Charter Business”. We estimate that a $0.01 increase in fuel cost would increase our fuel expense for 2007 by approximately $1.2 million, or approximately $650,000 net of the effect of fuel costs that are passed through in our military charter business. Due to the highly competitive nature of the airline industry, we generally have not been able to increase our fares for our scheduled service business sufficiently to offset the immediate rise in fuel prices in the past, and we may not be able to do so in the future. Further increases in fuel costs or a shortage of supply would adversely affect our financial condition and results of operations.

Fuel costs typically are subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products, oil refining capacity and the occurrence of natural catastrophes, such as hurricanes. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. A fuel supply shortage or further increases in fuel prices could affect our scheduled service business, particularly if market conditions continue to restrict our ability to implement fare increases to pass fuel cost increases to our customers. Moreover, there can be no assurance that any such fare increases would realize sufficient revenue to offset increases in fuel prices or would not reduce the competitive advantage we seek by offering affordable fares. In addition, our creditworthiness has not been sufficient to enable us to implement a hedging program that could provide some protection against significant increases in fuel prices for our scheduled service business.

Union disputes, employee strikes and other labor-related disruptions may adversely affect our operations.

Our business plan includes assumptions about labor costs going forward. Currently, our labor costs are competitive within the airline industry; however, we cannot assure you that labor costs going forward will remain competitive, either because our agreements become amendable or because competitors may significantly reduce their labor costs.

The majority of our employees are represented for collective bargaining purposes by labor unions. These employees are organized into six labor groups represented by five different unions.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a lengthy, multi-stage series of bargaining processes overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the National Mediation Board. Although in most circumstances the RLA prohibits strikes, after release by the National Mediation Board, carriers and unions are free to engage in self-help measures such as strikes and lock-outs. None of our labor agreements are currently amendable.

We are subject to risks of work interruption or stoppage and may incur additional expenses associated with the union representation of our employees. While we have not experienced a labor strike in the past, we cannot assure you that disputes, including disputes with any certified collective bargaining representative of our employees, will not arise in the future or will result in an agreement on terms satisfactory to us. Such disputes and the inherent costs associated with their resolution could have a material adverse effect on our financial condition and results of operations.

There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slow-downs, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could, individually or collectively, adversely affect our operations and impair our financial performance.

Any inability to acquire and maintain additional compatible aircraft, engines or spare parts, on terms favorable to us or at all, would increase our operating costs and could adversely affect our profitability.

Any increase in demand for the types of aircraft we currently fly (737s, 757s and L-1011s), or will fly in the future (DC-10s), could impair our ability to obtain additional aircraft, engines and spare parts. We may be unable to obtain additional suitable aircraft, engines or spare parts on satisfactory terms or at the time needed for our operations or for the implementation of our growth plan. If available 737-800 and 757 aircraft, whether by purchase or lease, are not compatible with the rest of our fleet in terms of takeoff weight, avionics, engine type or other factors, we would incur potentially significant costs of fleet induction and modification. Additionally, there is a greater risk associated with acquiring used aircraft because we may incur additional costs to remedy any mechanical issues and, generally, the cost to maintain used aircraft exceeds the cost to maintain new aircraft.

Our maintenance costs will increase as our fleet ages.

Our aircraft were manufactured between 1975 and 2003. In general, the cost to maintain aircraft increases as they age and exceeds the cost to maintain new aircraft. FAA regulations require additional maintenance inspections for older aircraft. We will also need to comply with other programs that require enhanced inspections of aircraft, including Aging Aircraft Airworthiness Directives, which typically increase as an aircraft ages and vary by aircraft or engine type depending on the unique characteristics of each aircraft and/or engine. In April 2006, the FAA proposed to issue regulations limiting the age of aircraft that may be flown by U.S. airlines. The announcement did not indicate the maximum age that would be allowed, the effective date of the regulation or any grandfathering provisions. Comments regarding this proposal were submitted in September 2006, and it is unclear when a final decision will be made. This proposal, if and when implemented, may have a material effect on our future operations. Our ability to retain a significant market share of the military charter business will depend on our ability to obtain aircraft suitable for such business.

Our reputation and financial results could be adversely affected in the event of an accident or incident involving our aircraft or the same types of aircraft operated by other airlines.

Although we have not had any accidents or material incidents to date, an accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft, its consequential temporary or permanent loss from service and significant potential claims of injured passengers and others. Substantial claims resulting from an accident in excess of our related insurance coverage would adversely affect our business and financial results (see “— Our insurance coverage does not cover all risks and we do not maintain business interruption insurance”). Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would adversely affect our business. Because we are a small airline, an accident would be likely to adversely affect us to a greater degree than it would a larger, more established airline.

Our business would be significantly adversely affected if a mechanical problem with the 737, 757, DC-10 or L-1011 aircraft were discovered that caused such aircraft to be grounded while any such problem was corrected, assuming it could be corrected at all. The FAA could also suspend or restrict the use of certain of our aircraft in the event of any actual or perceived mechanical problems, whether involving our aircraft or another U.S. or foreign airline’s aircraft, while it conducted its own investigation. Our business would also be significantly adversely affected if the public avoided flying our aircraft, or if the U.S. military avoided using our aircraft, due to an adverse perception of our aircraft because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving one of our aircraft types.

Due to our limited fleet size, if any of our aircraft becomes unavailable, we may suffer greater damage to our service, reputation and profitability than airlines with larger fleets.

As of March 31, 2007, we operate a fleet of 29 aircraft. Given the limited number of aircraft we operate, if an aircraft becomes unavailable due to unscheduled maintenance, repairs or other reasons, we could suffer greater adverse financial and reputational impacts than larger airlines if our flights are delayed or cancelled due to the absence of replacement aircraft. If we are unable to operate those aircraft for a prolonged period of time for reasons outside of our control, for example, due to a catastrophic event or a terrorist act, our financial condition and results of operations could be disproportionately adversely affected.

We may be unable to renew our gate leases or continue to access slots at the major domestic airports we serve.

We currently lease two gates at Chicago’s Midway Airport and have slot access at constrained airports, including New York’s LaGuardia Airport and Washington’s Reagan National Airport. Access to slots at LaGuardia and Reagan National are allotted by the Department of Transportation and the FAA on a restricted basis. Our U.S. Mainland scheduled service business depends upon our ability to maintain continued access to these airports on favorable terms. Any adverse change in our gate lease agreements at Midway or any regulatory change adversely affecting our access to slots at LaGuardia or Reagan National could have a material adverse effect on our financial condition and results of operations.

We have a significant amount of fixed obligations and we expect to incur significantly more fixed obligations as we take delivery of additional aircraft and other equipment, which could hurt our ability to meet our strategic goals.

As of December 31, 2006, we had aggregate long-term debt (including capital leases) of $146.7 million, including current maturities. In addition to long-term debt, we have a significant amount of other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of December 31, 2006, future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year were approximately $1.0 billion. We expect to incur additional debt and other fixed obligations as we take delivery of additional aircraft and other equipment and continue to expand into new regions.

The amount of our debt and other fixed obligations could:

•	limit our ability to obtain additional financing to support capital expansion plans and for working capital and other purposes;

•	divert substantial cash flow from our operations and expansion plans to service our fixed obligations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or

•	place us at a competitive disadvantage compared to less leveraged competitors and competitors with better access to capital resources.

Our ability to make scheduled payments on our debt and other fixed obligations will depend upon our future operating performance and cash flows, which in turn will depend upon prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flows from our operations to pay our debt and other fixed obligations as they become due, and our failure to do so could adversely affect our business. If we are unable to make payments on our debt and other fixed obligations, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. To the extent we finance our activities or future aircraft acquisitions with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy. We cannot assure you that any renegotiation efforts would be successful or timely, or that we would be able to refinance our obligations on terms acceptable to us, if at all.

Our lack of an established line of credit or borrowing facility makes us highly dependent upon our operating cash flows.

We have no lines of credit and rely on operating cash flows to provide working capital. Unless we secure a line of credit or borrowing facility, we will be dependent upon our operating cash flows and cash balances to fund our operations and to make scheduled payments on our debt and other fixed obligations. If we fail to generate sufficient funds from operations to meet these cash requirements or do not secure a line of credit, other borrowing facility or equity financing, we could default on our debt and other fixed obligations. Our inability to meet our obligations as they become due would materially restrict our ability to grow and materially adversely affect our financial condition and results of operations.

Our operations are capital intensive. They are financed from operating cash flows and term loan debt. Many airlines, including us, have defaulted on debt securities and bank loans in recent years and have had their equity eliminated in bankruptcy reorganizations. This history has led to limited access to the capital markets by companies in our industry. Our access to the capital markets may also be limited for the foreseeable future due to limited liquidity in our securities, among other things. Restrictions on our ability to access capital and obtain sufficient financing to fund our operations may diminish our financial and operational flexibility and could curtail our operations and adversely affect our ability to take advantage of opportunities for expansion of our business. We cannot assure you, however, that any additional financing will be available on terms that are favorable or acceptable to us.

If our credit card processing companies were again to require 100% holdbacks for processing credit card transactions for the purchase of air travel and other services, our cash flows would be adversely affected.

Credit card companies frequently require significant holdbacks when future air travel and other future services are purchased through credit card transactions. Until recently, our credit card processing companies maintained 100% holdbacks for processing our credit card transactions for the purchase of air travel and other services, and they currently continue to maintain significant holdbacks. As virtually all of our scheduled service and ancillary services are paid for with credit cards, if the credit card processing companies were to increase our holdbacks to 100% again, our cash flows would be adversely affected. This risk is exacerbated by the fact that we do not have any established line of credit or borrowing facility.

If we develop problems with any of our third party service providers, our operations could be adversely affected by a resulting decline in revenue, increase in expenses or negative public perception about our services.

Our reliance upon others to provide essential services on behalf of our operations may result in our relative inability to control the efficiency and timeliness of contract services. We have entered into outsourcing agreements with contractors to provide various services required for our operations, including aircraft maintenance, ground facilities operations and baggage handling. It is likely that similar agreements will be entered into in any new regions we decide to serve. Any material problems with the efficiency and timeliness of contract services could have a material adverse effect on our financial condition and results of operations.

Our success depends upon the retention of our senior management, as well as our ability to attract and retain qualified and experienced employees.

The success of our business is highly dependent upon the efforts of our management team and certain other operating personnel. If any of our key employees leave and we are unable to quickly hire a qualified replacement, our business, financial condition and results of operations may suffer. In addition, the growth of our business is largely dependent upon our ability to attract and retain qualified personnel in all areas of our business. If we are unable to attract and retain these qualified personnel, our growth may be limited and our business and operating results could suffer.

Government regulations impose requirements and restrictions on our operations that increase our operating costs.

We, like other airlines, are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the FAA, the Department of Transportation and the Transportation Security Administration have issued regulations, relating to the operation of airlines that have required significant expenditures. Local governments and authorities in certain regions also have adopted regulations governing various aspects of aircraft operations, including noise abatement procedures, curfews and use of airport facilities. We expect to continue to incur increased expenses in connection with complying with government regulations, including continuing costs for new security measures. Historically we have been unable to recoup these increased costs through increased ticket prices. Additional laws, regulations, taxes and airport charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. We can give no assurance that these and other laws or regulations enacted in the future will not adversely affect our business.

We also are subject to various laws, rules and regulations relating to the Internet and online commerce, consumer protection and privacy, and sales, use, occupancy, value-added and other taxes. Any new laws or changes in existing laws could decrease demand for our services, increase our costs and/or subject us to additional liabilities, which could adversely affect our business. For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to Internet and online commerce, which may relate to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on online businesses generally.

In addition, the application of various sales, use, occupancy, value-added and other tax laws, rules and regulations to our products and services is subject to interpretation by the applicable taxing authorities. While we believe we are compliant with these tax provisions, we cannot assure you taxing authorities will not take a contrary position, or that such positions would not materially adversely affect our financial condition and results of operations.

Furthermore, our operating authority in international regions is subject to aviation agreements between the United States and foreign governments and to considerations of comity and reciprocity between the United States and the concerned foreign government. These bilateral agreements are subject to periodic renegotiation or renewal, and comity and reciprocity are subject to review by the relevant governments. Any alteration or termination of such agreements, or restrictions on airline operations by governments based on considerations of comity and reciprocity, could diminish the value of route authorities or otherwise adversely affect our international operations.

Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

In the processing of our customer transactions, we receive and store a large volume of identifiable personal data. Although we believe we are in compliance in all material respects with applicable regulations, this data is increasingly subject to legislation and regulation. This government action is typically intended to protect the privacy of personal data that is collected, processed and transmitted. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues, we also may become exposed to potential liabilities as a result of differing views on the privacy of travel data. These and other privacy developments are difficult to anticipate and could adversely affect our financial condition and results of operations.

Our results of operations will vary among quarters, which will make comparison of our quarterly results difficult.

We expect our operating results to fluctuate among quarters in the future based on a variety of factors, including:

•	changes in fuel, security and insurance costs;

•	the timing and amount of maintenance expenditures;

•	the timing and success of our growth plans;

•	fluctuations in demand in the military charter business segment; and

•	increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth.

In addition, our scheduled service operations are seasonal by nature, with peak activity occurring during the Spring and Summer holiday seasons. This typically results in a decline in demand for these services in the first and fourth quarters of our fiscal year. Quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. It is also possible that our operating results in any future quarter could be below the expectations of investors or any published reports or analyses regarding our company. In that event, the market price of our common stock could decline, perhaps substantially.

The historical consolidated financial information in this Form 10 does not reflect the added costs and internal control reporting standards we expect to incur or will be required to comply with as a public company.

We will face increased legal, accounting, administrative and other expenses as a public company that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Public Company Accounting Oversight Board, require changes in the corporate governance practices and controls of public companies. We expect these rules and regulations to result in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and an ongoing increase in our legal, audit and financial compliance costs. Compliance could also divert management’s attention from operations and strategic opportunities and will make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur higher costs to maintain directors and officers insurance. We currently anticipate increased annual costs following this offering and we expect to incur additional costs during the first year following the offering in implementing and verifying internal control procedures as required by Section 404 of the Sarbanes-Oxley Act, and the rules and regulations thereunder, and in connection with preparing our financial statements on a timely basis to meet the SEC’s reporting requirements.

Once we become a public company, Section 404 of the Sarbanes-Oxley Act and the related rules of the Securities and Exchange Commission will require our management to conduct annual assessments of the effectiveness of our internal control over financial reporting and will require a report by our independent registered public accounting firm addressing these assessments for our fiscal year ending December 31, 2008. During the course of documenting and testing our internal control procedures to satisfy the requirements of Section 404, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which likely would cause investors to lose confidence in our reported financial information. This could lead to a significant decline in the market price of our common stock. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, regulatory investigations and civil or criminal sanctions. Similar adverse effects could result if our auditors express an adverse opinion or disclaim or qualify an opinion on management’s assessment or on the effectiveness of our internal control over financial reporting.

A significant stockholder controls the direction of our business. The concentrated ownership of our common stock will prevent other stockholders from influencing significant corporate decisions.

As of March 31, 2007, MatlinPatterson Global Advisers LLC and its affiliates (collectively, MatlinPatterson) owned approximately 69.7% of our outstanding shares of common stock (or 54.1% on a fully diluted basis). As a result, MatlinPatterson has the ability to effectively control all matters requiring stockholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

The interests of MatlinPatterson may not coincide with the interests of the other holders of our common stock. In addition, such stockholders will not be able to prevent MatlinPatterson from selling shares, including all of the shares of our common stock that it holds. For example, MatlinPatterson could cause us to make acquisitions that increase the amount of our indebtedness or the number of outstanding shares of our common stock or to sell revenue-generating assets. MatlinPatterson may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as MatlinPatterson continues to own a substantial number of shares of our common stock, MatlinPatterson will effectively control all of our corporate decisions.

Additionally, MatlinPatterson may invest in entities that directly or indirectly compete with us, or companies in which it currently invests may begin competing with us. As a result of these relationships, when conflicts between the interests of MatlinPatterson and the interests of our other stockholders arise, our directors who were nominated by MatlinPatterson may not be disinterested.

Risks Relating to the Airline Industry

The airline industry has recently incurred significant losses resulting in airline restructurings, consolidations and bankruptcies, which could result in further changes in the industry.

The domestic airline industry has reported significant losses in recent years. Airlines have been renegotiating aircraft leases, reconfiguring flight schedules, furloughing or terminating employees and implementing other efficiency and cost-cutting measures. Despite these actions, several airlines commenced cases under Chapter 11 of the U.S. Bankruptcy Code in the past several years, enabling these airlines to reduce labor rates, restructure debt, terminate pension plans and generally reduce their cost structure. Such events may have a greater impact during time periods when the airline industry encounters continued financial losses, as passenger air carriers under financial pressures may institute pricing structures to achieve near-term survival rather than long-term viability. Further airline reorganizations, bankruptcies or consolidations may occur, the effects of which we are unable to predict but which could adversely affect our competitive position in the industry.

The airline industry is highly competitive and is characterized by low profit margins and high fixed costs.

The airline industry is highly competitive, fragmented and capital intensive. Successful competition depends on price, quality, safety and reliability of service. Greater financial resources, newer aircraft, larger facilities and lower cost structures provide air carriers with financial and operating advantages over their competitors. The U.S. airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, aircraft and engine leases and debt service. The expenses of a passenger aircraft flight do not vary significantly with the number of passengers carried. As a result, a relatively small change in the number of passengers or in pricing can have a disproportionate effect on a passenger air carrier’s operating and financial results. Accordingly, shortfalls in expected passenger levels significantly adversely affect our business. In addition, the U.S. airline industry in general, and the low-fare sector in particular, is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. The advent of Internet websites has lowered the cost to airlines of selling tickets. However, it has also had a significant negative impact on airline revenues because travel consumers now have access to nearly perfect pricing information and, as a result, have become more efficient in finding lower fare alternatives.

The airline and travel industry tends to experience adverse financial results during general economic downturns.

Since a substantial portion of airline travel, for both business and leisure, is discretionary, the airline and travel industries tend to experience adverse financial results during general economic downturns. Any general downturn in the U.S. or global economies could lead to a reduction in airline passenger traffic, which likely would adversely affect the airline industry, including us.

Future terrorist attacks, the threat of such attacks or the escalation of U.S. military involvement overseas could materially adversely affect our scheduled service and commercial charter businesses.

The terrorist attacks of September 11, 2001 materially adversely affected the airline industry. Increased security procedures have adversely affected the air travel experience and increased our costs. Additional terrorist attacks, even if not made directly on the airline industry, or fear of such attacks, could have a further adverse effect on us and the rest of the airline industry. In the event of a terrorist attack, we may experience significantly reduced demand for our travel services, which could have an adverse effect on our financial condition and results of operations.

Airlines often are affected by factors beyond their control, including traffic congestion at airports, weather conditions, increased security measures and public health threats, any of which could adversely affect our operating results and financial condition.

Like other airlines, our business is affected by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, increased security measures and the outbreak of disease. Delays frustrate passengers and increase costs, which in turn affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could adversely affect our financial condition and results of operations. Additionally, public health threats that affect travel behavior, such as SARS or avian flu, could have a material adverse effect on the airline industry, including us.

Risks Relating to our Common Stock

The market price of our common stock may be volatile.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including those described above under “Risks Relating to our Business” and “Risks Associated with the Airline Industry” and the following:

•	our financial performance or the performance of our competitors and similar companies,

•	announcements concerning our competitors, the airline industry or the economy in general,

•	strategic actions by us or our competitors, such as acquisitions or restructurings,

•	media reports and publications about the safety of our aircraft or the aircraft type we operate,

•	new regulatory pronouncements and changes in regulatory guidelines,

•	general and industry-specific economic conditions,

•	changes in financial estimates or recommendations by securities analysts,

•	sales of our common stock or other actions by investors with significant shareholdings,

•	general market conditions,

•	loss of key personnel, and

•	availability of capital.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and adversely affect our business or results of operations.

There is no existing market for our common stock and we do not know if one will develop to provide our stockholders with adequate liquidity.

There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, our stockholders may have difficulty selling any shares of our common stock that they own.

If a significant number of shares of our common stock are sold into the market, the market price of our common stock could decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could cause the prevailing market price of our common stock to decline significantly.

We may sell shares of our common stock in public offerings. We may also issue shares of our common stock to finance future acquisitions. As of March 31, 2007, 10,755,688 shares of our common stock were outstanding. 7,503,000 of these shares are owned by our officers, directors and “affiliates”, as that term is defined under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and thus are “restricted securities” under the Securities Act and may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In addition, as of March 31, 2007, 2,659,523 shares of our common stock were issuable upon the exercise of outstanding stock options. 448,029 shares of our common stock also were issuable upon the exercise of outstanding warrants as of March 31, 2007.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market (including shares issued in connection with an acquisition), or the perception that such sales may occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We do not intend to pay cash dividends.

We do not intend to pay cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current financing agreements preclude us, and any future financing agreements may preclude us, from paying any dividends. As a result, appreciation, if any, in the market value of our common stock will be the sole source of potential financial gain from our common stock for the foreseeable future.

Delaware law and provisions of our certificate of incorporation and by-laws contain provisions that could delay, deter or prevent a change of control.

The anti-takeover provisions of the Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. We are currently subject to these Delaware anti-takeover provisions. Additionally, our amended and restated certificate of incorporation, as amended, and our amended and restated by-laws contain provisions that might enable our management to resist a proposed takeover of our company. These provisions could discourage, delay or prevent a change of control of our company or an acquisition of our company at a price that our stockholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. The provisions include:

•	limitations as to who may call special meetings of both our board of directors and stockholders;

•	advance notice requirements for stockholder proposals; and

•	the authority of our board to issue, without stockholder approval, preferred stock with such terms as our board may determine.

For additional information regarding these provisions, you should read the information under the headings “Description of Registrant’s Securities to be Registered — Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws” and “— Delaware ‘Business Combination’ Statute.”

Our certificate of incorporation and by-laws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation, as amended, and amended and restated by-laws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, that our president and at least two-thirds of the members of our board of directors be U.S. citizens, and that we remain under the actual control of U.S. citizens. The “actual control” doctrine, among other things, limits the amount of non-voting equity that may be held by non-U.S. citizens. Our by-laws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Information

The following table sets forth our selected historical consolidated financial information and other data for each of the periods indicated. The selected historical financial data for the dates and periods ended prior to March 1, 2006 were derived from the audited consolidated financial statements of ATA’s former parent, ATA Holdings Corp., which we sometimes refer to as our “predecessor”. The statement of operations data for the years ended December 31, 2003, 2004 and 2005, for the two months ended February 28, 2006 and for the ten months ended December 31, 2006, and the balance sheet data as of December 31, 2004, 2005 and 2006, were derived from our or our predecessor’s audited consolidated financial statements included elsewhere in this Form 10. The statement of operations data for the three month period ended March 31, 2006 was derived from our unaudited consolidated financial statements for the one month period ended March 31, 2006 and from our predecessor’s audited consolidated financial statements for the two months ended February 28, 2006 included elsewhere in this Form-10. The statement of operations data for the three month period ended March 31, 2007 and the balance sheet data as of March 31, 2007, were derived from our unaudited interim financial statements included elsewhere in this Form 10. In the opinion of management, the unaudited interim financial statements for us and our predecessor included in this Form-10 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this Form-10, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period. The statement of operations data for the year ended December 31, 2002, and the balance sheet data as of December 31, 2002 and 2003, were derived from our predecessor’s audited consolidated financial statements that are not included elsewhere in this Form 10. The selected historical financial data presented below are not necessarily indicative of results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this Form 10.

The comparability of our selected historical financial data has been affected by our reorganization. As we discuss more fully in “Note 1 — Fresh-Start Reporting” of the notes to our audited consolidated financial statements as of and for the ten months ended December 31, 2006, our predecessor and certain of its affiliates, including ATA Airlines, Inc., our principal operating subsidiary, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in October 2004. We emerged from bankruptcy protection on

February 28, 2006 with a new capital structure. We have applied fresh-start accounting as of March 1, 2006 for our consolidated financial statements. As a result of the fresh-start change in the basis of accounting for our underlying assets and liabilities, our results of operations and cash flows are separated as pre-March 1, 2006 (predecessor) and post-February 28, 2006 (successor). We include as a reporting period of our predecessor our pre-emergence two-month period ended February 28, 2006. The historical periods of our predecessor also do not reflect the impact of the fundamental changes in our assets and operations we effected through our reorganization. See “Business — Our History — Our Reorganization” for additional information. As a result of these changes, we do not believe that our business operations or our operating results for periods prior to March 1, 2006 are comparable to our current business operations or our operating results since that date.

	Predecessor					Global Aero Logistics Inc.	Predecessor and Global Aero Logistics Inc.	Global Aero Logistics Inc.
	Year ended December 31,				Two months ended Feb. 28,	Ten months ended Dec. 31,	Three months ended March 31,	Three months ended March 31,
	2002	2003	2004 (2)	2005 (2)	2006 (1)(2)	2006	2006 (3)	2007
							(unaudited)	(unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Operating revenues:
Scheduled service	$886,579	$1,085,420	$1,099,944	$635,232	$53,527	$332,255	$85,503	$75,471
Charter	309,242	366,207	358,870	408,714	58,753	288,256	87,215	80,899
Other	81,549	66,906	73,757	48,355	2,771	16,651	5,118	3,779

Total operating revenues	1,277,370	1,518,533	1,532,571	1,092,301	115,051	637,062	177,836	160,149

Operating expenses:
Fuel and oil	206,574	276,057	368,273	322,094	37,086	202,613	55,451	54,321
Salaries, wages and benefits	355,201	399,622	422,430	281,791	36,066	150,929	54,005	44,646
Aircraft rentals	190,148	226,559	242,602	148,614	16,181	69,439	23,167	20,780
Flight costs	93,119	105,055	100,327	82,243	11,488	52,769	16,233	14,597
Handling, landing and navigation fees	110,528	113,781	119,963	89,453	8,077	48,553	11,591	14,545
Selling and marketing	107,288	110,527	111,041	66,050	7,624	36,452	11,366	8,770
Aircraft maintenance, materials and repairs	52,254	45,741	74,992	44,801	3,103	29,051	5,921	10,233
Depreciation and amortization	76,727	56,729	52,013	36,270	5,219	17,386	6,734	5,548
U.S. Government grants	16,221	(37,156)	—	—	—	—	—	—
Asset impairments and aircraft retirements	66,787	5,288	7,887	403	—	13,476	—	626
Goodwill impairment	6,893	—	—	—	—	—	—	—
Other	155,667	138,789	133,206	101,973	10,197	41,045	16,882	13,136

Total operating expenses	1,437,407	1,440,992	1,632,734	1,173,692	135,041	661,713	201,350	187,202

Operating income (loss)	(160,037)	77,541	(100,163)	(81,391)	(19,990)	(24,651)	(23,514)	(27,053)
Other income (expenses):
Reorganization items, net (1)	—	—	(638,479)	(369,632)	1,456,000	—	1,456,000	—
Interest income	2,829	2,878	2,283	2,467	397	6,154	988	1,824
Interest expense	(35,746)	(56,324)	(51,145)	(6,235)	(4,666)	(18,231)	(6,590)	(5,925)
Loss on extinguishment of debt	—	—	(27,314)	—	—	—	—	—
Other	(1,260)	(2,350)	(911)	(796)	(233)	266	(209)	32

Total other income (expenses)	(34,177)	(55,796)	(715,566)	(374,196)	1,451,498	(11,811)	1,450,189	(4,069)

Income (loss) before income taxes	(194,214)	21,745	(815,729)	(455,587)	1,431,508	(36,462)	1,426,675	(31,122)
Income taxes (credits)	(24,950)	1,311	—	—	—	—	—	—

Net income (loss)	(169,264)	20,434	(815,729)	(455,587)	1,431,508	(36,462)	1,426,675	(31,122)
Preferred stock dividends	(5,720)	(4,642)	(1,125)	—	—	—	—	—

Income (loss) available to common stockholders (4)	$(174,984)	$15,792	$(816,854)	$(455,587)	$1,431,508	$(36,462)	$1,426,675	$(31,122)

Basic earnings per common share:
Weighted average shares outstanding						10,752,688		10,754,688
Net loss per share						$(3.39)		(2.89)
Diluted earnings per common share:
Average shares outstanding						10,752,688		10,754,688
Net loss per share						$(3.39)		(2.89)

Other Financial Data:
Cash flows provided by (used in):
Operating activities	$(59,014)	$93,779	$(26,200)	$(67,010)	$(19,577)	$(34,847)	$(40,912)	$(15,961)
Reorganization activities	—	—	66,194	18,309	(6,014)	—	(6,014)	—
Investing activities	88,931	(98,694)	531	(18,731)	(10,406)	8,689	(11,477)	(4,660)
Financing activities	(14,196)	(34,601)	(61,517)	6,997	(6,777)	51,924	(6,485)	31,639
Capital expenditures	(59,346)	(42,534)	(26,660)	(22,884)	(8,447)	(27,570)	(9,378)	(5,349)

Selected Consolidated Operating Statistics (Unaudited):
Revenue passengers carried (thousands)	10,046.7	11,226.9	11,653.4	5,868.1	449.0	2,519.8	640.1	568.1
Revenue passenger miles (millions)	12,384.2	14,358.7	14,678.5	8,709.7	816.2	4,799.2	910.9	918.3
Available seat miles (millions)	17,600.0	21,125.9	21,242.0	13,360.2	1,362.9	6,804.2	1,254.5	1,188.1
Passenger load factor	70.4%	68.0%	69.1%	65.2%	59.9%	70.5%	72.6%	77.3%

	Predecessor
	As of December 31,			Global Aero Logistics Inc.
	2003	2004	2005	2006(1)	As of March 31, 2007
		(Dollars in thousands)			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$160,644	$139,652	$79,217	$62,209	$73,227
Property and equipment, net	$253,482	$182,759	$101,267	$89,947	$91,693
Total assets	$869,987	$651,065	$389,450	$370,366	$408,609
Total debt	$494,696	$41,000	$54,600	$146,662	$174,272
Liabilities subject to compromise (5)	$—	$1,279,676	$1,475,447	$—	$—
Mandatorily redeemable preferred stock (6)	$56,330	$—	$—	$—	$—
Convertible redeemable preferred stock	$32,907	$—	$—	$—	$—
Stockholders’ equity (deficit)	$(104,007)	$(920,556)	$(1,376,143)	$72,290	$41,588

(1)	As of February 28, 2006, the effective date of the plan of reorganization, we adopted fresh-start accounting for our financial statements. See Note 1 to our audited consolidated financial statements with respect to our fresh-start financial reporting. Because of the emergence from bankruptcy and adoption of fresh-start accounting, the historical financial data for Global is not comparable to that of our predecessor.

(2)	The consolidated financial statements of our predecessor have been prepared in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Reorganization expenses identify those costs that are not in the ordinary course of business and include aircraft lease rejection charges, impairments and professional fees related to the predecessor’s Chapter 11 filing. See Note 1 to our predecessor’s audited consolidated financial statements for more information.

(3)	The statement of operations data for the three month period ended March 31, 2006 was derived from Global’s unaudited consolidated financial statements for the one month period ended March 31, 2006 and from Global’s predecessor’s audited consolidated financial statements for the two months ended February 28, 2006.

(4)	Preferred stock dividends of $5.7 million, $4.6 million, $1.1 million, $0 and $0 were recorded in 2002, 2003, 2004 and 2005 and for the ten months ended December 31, 2006, respectively. No common stock dividends were paid in any period presented. No preferred stock remains outstanding after the effective date of the plan of reorganization.

(5)	Liabilities subject to compromise refers to liabilities to be accounted for under a plan of reorganization, including claims incurred prior to the petition date. These amounts result from known or potential claims to be resolved through the Chapter 11 process and such claims remain subject to future adjustments.

(6)	Mandatorily redeemable preferred stock of $50.0 million was outstanding as of December 31, 2004 and as of December 31, 2005 was classified on the balance sheet as a liability subject to compromise.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Overview

We are a diversified passenger airline operating in two principal segments: a low cost carrier providing scheduled service that leverages a unique codeshare agreement with Southwest Airlines, and a charter operator that focuses principally on serving the U.S. military. The scheduled service segment derives its revenues primarily from the sale of single-seat tickets to individuals on flights to predetermined destinations. The military charter segment derives its revenues primarily from the sale of all seats on an aircraft flight to either the U.S. Government or another customer that determines the destination of these flights.

We flew 2.5 million passengers during the ten months ended December 31, 2006 and 662,653 passengers during the three months ended March 31, 2007. For the ten months ended December 31, 2006 and the three months ended March 31, 2007, our scheduled service business represented 52.2% and 47.1%, respectively, of our total revenue and our military charter service business represented 45.3% and 50.5%, respectively, of our total revenue for those periods. We conduct substantially all of our operations through our subsidiary, ATA Airlines, Inc.

The comparability of our historical financial data has been affected by our reorganization. As discussed more fully in “Note 1 — Fresh-Start Reporting” of the notes to our audited consolidated financial statements as of and for the ten months ended December 31, 2006, our predecessor and certain of its affiliates, including ATA Airlines, our principal operating subsidiary, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in October 2004. We emerged from bankruptcy protection on February 28, 2006 with a new capital structure. We have applied fresh-start accounting as of March 1, 2006 for our consolidated financial statements. As a result of the fresh-start change in the basis of accounting for our underlying assets and liabilities, our results of operations and cash flows are separated as pre-March 1, 2006 (predecessor) and post-February 28, 2006. We include as a reporting period of our predecessor the pre-emergence two-month period ended February 28, 2006. The historical periods of our predecessor also do not reflect the impact of the fundamental changes in our assets and operations we effected through our reorganization. See “Business — Our History — Our Reorganization” for additional information. As a result of these changes, we do not believe that our business operations or our operating results for periods prior to March 1, 2006 are comparable to our current business operations or our operating results since that date.

In April 2006, we began reporting results of operations for two business segments: scheduled service and military charter. Given the brief operating history for which we have segment reporting and the lack of meaningful comparison periods, as well as the impact of fresh-start accounting, we do not believe that a discussion of segment information is appropriate for an understanding of our business. For additional information regarding our operating segments, see “Note 9—Segment Reporting” of the notes to our audited consolidated financial statements as of and for the ten months ended December 31, 2006.

Information included in this Management’s Discussion and Analysis of Result of Operations and Financial Condition for the three month period ended March 31, 2006 was derived from our unaudited consolidated financial statements for the one month period ended March 31, 2006 and our predecessor’s audited consolidated financial statements for the two month period ended February 28, 2006.

Results of Operations

The following tables sets forth, for the periods indicated, selected statement of operations data.

	Predecessor			Global Aero Logistics Inc.
	Year ended December 31,		Ten months ended December 31,	Ten months ended December 31,
	2004	2005	2005	2006
			(unaudited)
Operating revenues:
Scheduled service	$1,099,944	$635,232	$526,435	$332,255
Charter	358,870	408,714	333,081	288,256
Other	73,757	48,355	37,006	16,551

Total operating revenues	1,532,571	1,092,301	896,522	637,062

Operating expenses:
Fuel and oil	368,273	322,094	267,095	202,613
Salaries, wages and benefits	422,430	281,791	219,777	150,929
Aircraft rentals	242,602	148,614	116,927	69,439
Flight costs	100,327	82,243	67,774	52,769
Handling, landing and navigation fees	119,963	89,453	69,710	48,553
Selling and marketing	111,041	66,050	53,611	36,452
Aircraft maintenance, materials and repairs	74,992	44,801	34,576	29,051
Depreciation and amortization	52,013	36,270	28,107	17,386
Asset impairments and aircraft retirements	7,887	403	214	13,476
Other	133,206	101,973	79,570	41,045

Total operating expenses	1,632,734	1,173,692	937,361	661,713

Operating income (loss)	(100,163)	(81,391)	(40,839)	(24,651)
Other income (expenses):
Reorganization items, net	(638,479)	(369,632)	(363,811)	—
Interest income	2,283	2,467	2,177	6,154
Interest expense	(51,145)	(6,235)	(5,162)	(18,231)
Loss on extinguishment of debt	(27,314)	—	—	—
Other	(911)	(796)	(639)	266

Other expense	(715,566)	(374,196)	(367,435)	(11,811)

Income (loss) before income taxes	(815,729)	(455,587)	(408,274)	(36,462)
Income taxes	—	—	—	—

Net income (loss)	$(815,729)	$(455,587)	$(408,274)	$(36,462)

	Predecessor	Global Aero Logistics Inc.
	Two Months Ended February 28, 2006	One Month Ended March 31, 2006	Three Months Ended March 31, 2007
		(unaudited)
		(in thousands)
Operating revenues:
Schedule service	$53,527	$31,976	$75,471
Charter	58,753	28,462	80,899
Other	2,771	2,347	3,779

Total operating revenues	115,051	62,785	160,149

Operating expenses:
Fuel and oil	37,086	18,365	54,321
Salaries, wages and benefits	36,066	17,939	44,646
Aircraft rentals	16,181	6,986	20,780
Flight costs	11,488	4,745	14,597
Handling, landing and navigation fees	8,077	3,514	14,545
Aircraft maintenance, materials and repairs	3,103	2,818	10,233
Selling and marketing	7,624	3,742	8,770
Depreciation and amortization	5,219	1,515	5,548
Asset impairments and aircraft retirements	—	—	626
Other	10,197	6,685	13,136

Total operating expenses	135,041	66,309	187,202

Operating loss	(19,990)	(3,524)	(27,053)
Other income (expense):
Interest income	397	591	1,824
Interest expense	(4,666)	(1,924)	(5,925)
Other	(233)	24	32
Reorganization items, net	1,456,000	—	—

Other income (expense)	1,451,498	(1,309)	(4,069)

Income (loss) before income taxes	1,431,508	(4,833)	(31,122)
Income taxes	—	—	—

Net income (loss)	$1,431,508	$(4,833)	$(31,122)

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006.

Results of Operations in Cents Per ASM

The following tables set forth, for the periods indicated, operating revenues and expenses expressed as cents per available seat mile (“ASM”).

	Cents per ASM Three Months Ended March 31,
	2006	2007
Consolidated operating revenues	8.69	8.26
Consolidated operating expenses:
Fuel and oil	2.71	2.80
Salaries, wages and benefits	2.64	2.30
Aircraft rentals	1.13	1.07
Flight costs	0.79	0.75
Handling, landing and navigation fees	0.57	0.75
Aircraft maintenance, materials, repairs	0.29	0.53
Selling and Marketing	0.56	0.45
Depreciation and amortization	0.33	0.29
Aircraft impairments and retirements	0.00	0.03
Other	0.82	0.68

Total consolidated operating expenses	9.84	9.65

Consolidated operating loss	(1.15)	(1.39)

ASMs (in thousands)	2,046,537	1,939,439

Key Operating and Financial Data

The following table sets forth, for the periods indicated, certain key operating and financial data for our scheduled service, military/government and commercial charter operations.

	Three Months Ended March 31,
	2006	2007	Change	Change (%)
Scheduled Service:
Departures	5,553	4,738	(815)	(14.68)
Block Hours	18,240	17,239	(1,001)	(5.49)
RPMs (000s) (a)	910,901	918,313	7,412	0.81
ASMs (000s) (b)	1,254,476	1,188,074	(66,402)	(5.29)
Load Factor (c)	72.61	77.29	4.68	6.45
Passengers Enplaned (d)	640,100	568,101	(71,999)	(11.25)
Revenue $ (000s)	85,503	75,471	(10,032)	(11.73)
RASM in cents (e)	6.82	6.35	(0.47)	(6.89)
Yield in cents (f)	9.39	8.22	(1.17)	(12.46)
Revenue per passengers enplaned $	133.58	132.85	(0.73)	(0.55)

Military/Commercial Charter:
Departures	1,429	1,541	112	7.84
Block Hours	6,721	6,677	(44)	(0.65)
ASMs (000s) (b)	777,137	749,251	(27,886)	(3.59)
Revenue $ (000s)	87,215	80,899	(6,316)	(7.24)
RASM in cents (e)	11.22	10.80	(0.42)	(3.74)

Percentage of Consolidated Revenues:
Scheduled Service	48.1%	47.1%	(1.0)
Military/Commercial Charter	49.0%	50.5%	1.5

(a)	Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by us.
(b)	Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by us, whether sold or not.
(c)	Passenger load factor is the percentage derived by dividing RPMs by ASMs.
(d)	Passengers enplaned are the number of revenue passengers who occupied seats on our flights.
(e)	Revenue per ASM (expressed in cents) is total operating revenue divided by total ASMs. This measure is also referred to as “RASM.” RASM measures our unit revenue using total available seat capacity.
(f)	Revenue per RPM (expressed in cents) is total operating revenue divided by total RPMs. This measure is also referred to as yield.”

Operating Revenues

Total operating revenues for the three months ended March 31, 2007 decreased 10.0% to $160.1 million, as compared to $177.8 million for the three months ended March 31, 2006.

Scheduled Service Revenues. Scheduled service revenues for the three months ended March 31, 2007 decreased 11.7% to $75.5 million, as compared to $85.5 million for the three months ended March 31, 2006. The decrease in revenues was primarily due to the return of five jet aircraft to lessors during the three months ended March 31, 2006. We generated scheduled service revenue related to these aircraft for a portion of the three months ended March 31, 2006. In addition, we experienced a lower yield in 2007 as compared to 2006, due to a more competitive pricing environment in 2007.

Military and Commercial Charter Revenues. Military and commercial charter revenues for the three months ended March 31, 2007 decreased 7.2% to $80.9 million, as compared to $87.2 million for the three months ended March 31, 2006, primarily a result of the continuing retirement of Lockheed L-1011 aircraft resulting in a decline in block hours. In addition, we experienced a lower yield in 2007 as compared to 2006, due to a higher percentage of commercial charter flying, which produces a lower yield than military flying.

Operating Expenses

Fuel and Oil. Fuel and oil expense for the three months ended March 31, 2007 decreased 2.0% to $54.3 million, as compared to $55.4 million in the same period of 2006. For the three months ended March 31, 2007, system-wide block hours decreased 4.9%, as compared to the three months ended March 31, 2006, resulting in a decrease in fuel and oil expense of approximately $2.2 million between these periods. This decrease was partially offset by an increase in the average cost per gallon of jet fuel. For the three months ended March 31, 2007, the average cost per gallon of jet fuel consumed system-wide, increased by 2.8% compared to the three months ending March 31, 2006, resulting in an increase in fuel and oil expense of approximately $1.5 million between periods. We also benefited from fuel reimbursement clauses and guarantees in our military/government and commercial charter contracts, as well as bulk scheduled service.

Salaries, Wages and Benefits. Salaries, wages and benefits expense includes the cost of salaries and wages paid to our employees, together with our cost of employee benefits and payroll-related local, state and federal taxes. Salaries, wages and benefits expense for the three months ended March 31, 2007 decreased 17.4% to $44.6 million, as compared to $54.0 million for the same period in 2006. This decrease was mainly due to the average number of employees decreasing 19.6% between periods.

Aircraft Rentals. Aircraft rental expense for the three months ended March 31, 2007 decreased 10.3%, to $20.8 million as compared to $23.2 million for the three months ended March 31, 2006. The decrease was mainly due to the return of five aircraft to the lessors during the three months ended March 31, 2006 as part of our reorganization. We incurred aircraft rental expense on these aircraft for a portion of the three months ended March 31, 2006.

Flight Costs. Flight costs are primarily the cost of air transportation, hotels and per diem reimbursements to crewmembers incurred to position them away from their bases to operate our flights throughout the world. Additionally, they include the onboard costs of meal and non-alcoholic beverage catering, the cost of alcoholic beverages and the cost of onboard entertainment programs, together with certain costs incurred for mishandled baggage and passengers inconvenienced due to flight delays or cancellations. Flight costs for the three months ended March 31, 2007 decreased 9.9% to $14.6 million, as compared to $16.2 million for the three months ended March 31, 2006, consistent with the decline in system-wide departures between periods.

Handling, Landing and Navigation Fees. Handling and landing fees include costs incurred at airports to land and service aircraft and to handle passenger check-in, security, cargo and baggage where we elect to use third-party contract services in lieu of our own employees. Where we use our own employees to perform ground handling functions, the resulting costs appear within salaries, wages and benefits expense. Air navigation fees are incurred when aircraft fly through certain foreign airspace.

Handling, landing and navigation fees for the three months ended March 31, 2007 increased 25.0% to $14.5 million, as compared to $11.6 million for the three months ended March 31, 2006. The increase was primarily due to the receipt of a landing credit from an airport in the first three months of 2006 that was not received in the same period of 2007. In addition, navigation fees were higher in 2007, as compared to 2006, due to a change in the mix of international military flying.

Aircraft Maintenance, Materials and Repairs. Aircraft maintenance, materials and repairs expense includes the cost of expendable aircraft spare parts, repairs to repairable and rotable aircraft components, contract labor for maintenance activities and other non-capitalized direct costs related to fleet maintenance, including spare engine leases, parts loan and exchange fees and related shipping costs. It also includes the costs incurred under hourly engine maintenance agreements we have on certain of our aircraft fleets. These agreements provide for us to pay monthly fees based on a specified rate per engine flight hour in exchange for major engine overhauls and maintenance. Aircraft maintenance, materials and repairs for the three months ended March 31, 2007 increased 72.9% to $10.2 million, as compared to $5.9 million for the three months ended March 31, 2006. This increase was due to the outsourcing of maintenance inventory management and unscheduled maintenance work required on our fleet in 2007 that was not required in 2006.

Selling and Marketing. Selling and marketing expenses are comprised primarily of commissions on scheduled service sales by travel agents and on certain military and commercial charter flights, credit card discount expenses incurred when selling to customers using credit cards for payments, and advertising costs. Selling and marketing expenses for the three months ended March 31, 2007 decreased 22.8% to $8.8 million, as compared to $11.4 million for the three months ended March 31, 2006. This decrease was primarily due to the decline in scheduled service activity between periods and less commissionable military charter flights in 2007, as compared to 2006.

Depreciation and Amortization. Depreciation and amortization reflects the periodic expensing of the recorded cost of owned airframes and engines, leasehold improvements and rotable parts for all fleet types, together with other property and equipment owned by us and the amortization of intangible assets over their useful lives. Depreciation and amortization expense for the three months ended March 31, 2007 decreased 17.9% to $5.5 million, as compared to $6.7 million for the three months ended March 31, 2006, mainly due to the reduction of certain aircraft parts and revaluation of assets as part of our application of fresh-start accounting under American Institute of Certified Public Accountants Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), as of February 28, 2006.

Asset impairments and aircraft retirements. On April 6, 2007, we entered into a letter agreement with one of our aircraft lessors to return two Boeing 737-300 aircraft earlier than the termination dates set forth in the leases. According to the letter agreement, one aircraft was returned on May 25, 2007 and the other will be returned in September 2007. As a result of this letter agreement, we recorded a $0.6 million charge for the three months ended March 31, 2007 to asset impairments and aircraft retirements expense related to lease deposits that will not be returned to us under the letter agreement.

Other. Other operating expense primarily includes the cost of hull and liability insurance, the cost of general insurance policies such as workers’ compensation insurance, facility and equipment rentals, technology related expenses, external professional services and other items. Other operating expense for the three months ended March 31, 2007 decreased 22.5% to $13.1 million, as compared to $16.9 million for the three months ended March 31, 2006. This decrease was attributable mainly to declining costs related to a reduction in flight activity and exiting leased space in certain airport locations.

Reorganization Expense. In accordance with SOP 90-7, our income, expenses (including professional fees), realized gains and losses and provision for losses that can be directly associated with the reorganization and restructuring of the business were reported separately as reorganization items in the consolidated statement of operations for the two months ended February 28, 2006.

We did not recognize reorganization expenses in the three months ending March 31, 2007 or the one month ended March 31, 2006, as we had emerged from Chapter 11 bankruptcy. For the two months ended February 28, 2006, we recognized the following reorganization expenses in the consolidated statement of operations:

Two months ended February 28, 2006
(in thousands)
Discharge of Claims	$(1,304,653)
Revaluation of Assets and Liabilities	(178,895)
Aircraft and engine lease rejection charges	10,522
Other agreement and lease rejection charges	3,364
Professional fees	11,046
Interest income	(387)
Other	3,003

Total	$(1,456,000)

The discharge of claims primarily relates to those unsecured claims arising during the bankruptcy process. In accordance with the Plan, we discharged our obligations to unsecured creditors in exchange for cash or shares of Class A Common Stock.

The revaluation of assets and liabilities relates to the revaluing of our assets at their estimated fair value and liabilities at their estimated fair value or present value of amounts to be paid.

The aircraft and engine lease rejection charges are non-cash charges comprised of our estimate of claims resulting from the rejection or return of the aircraft and engines as part of the bankruptcy process. They also include the write-off of assets and liabilities related to aircraft and engine leases that we have rejected and returned to the lessor. The other agreement and lease rejection charges are non-cash charges that are comprised of our estimate of claims resulting from the rejection of non-aircraft agreements and leases.

Interest Expense. Interest expense for the three months ended March 31, 2007 decreased 10.6% to $5.9 million, as compared to $6.6 million for the three months ended March 31, 2006. Interest expense for the three months ended March 31, 2006, included the expensing of a funding fee related to debtor-in-possession financing received prior to our emergence from bankruptcy.

Income Taxes. We did not record any income tax expense or benefit in three months ended March 31, 2007 applicable to our pre-tax loss of $31.1 million for that period, nor did we record any income tax expense or benefit for the three months ended March 31, 2006 applicable to our pre-tax income of $1.426 billion for that period. We have recorded a full valuation allowance against our net deferred tax asset.

Ten Months Ended December 31, 2006 Compared to Ten Months Ended December 31, 2005

Results of Operations in Cents Per ASM

The following tables set forth, for the periods indicated, our operating revenues and expenses expressed as cents per ASM.

	Cents per ASM Ten Months Ended December 31
	2005	2006
Consolidated operating revenues	8.52	9.36
Consolidated operating expenses:
Fuel and oil	2.54	2.98
Salaries, wages and benefits	2.09	2.22
Aircraft rentals	1.11	1.02
Flight costs	0.64	0.78
Handling, landing and navigation fees	0.66	0.71
Selling and marketing	0.51	0.54
Aircraft maintenance, materials and repairs	0.33	0.43
Depreciation and amortization	0.27	0.26
Aircraft impairments and retirements	0.00	0.20
Other	0.76	0.59

Total consolidated operating expenses	8.91	9.73

Consolidated operating income (loss)	(0.39)	(0.37)

ASMs (000s)	10,520,439	6,804,230

Key Operating and Financial Data

The following table sets forth, for the periods indicated, certain key operating and financial data for us.

	Ten Months Ended December 31,		Change	Change (%)
Scheduled Service:	2005	2006
Departures	37,428	17,085	(20,343)	(54.35)
Block Hours	102,084	61,171	(40,913)	(40.08)
RPMs (000s) (a)	5,545,854	3,477,503	(2,068,351)	(37.30)
ASMs (000s) (b)	7,500,735	4,265,534	(3,235,201)	(43.13)
Load Factor (c)	73.94	81.53	7.59	10.27
Passengers Enplaned (d)	4,442,602	2,226,307	(2,216,295)	(49.89)
Revenue (000s)	$526,435	$332,255	$(194,180)	(36.89)
RASM in cents (e)	7.02	7.79	0.77	10.97
Yield in cents (f)	9.49	9.55	0.06	0.63
Revenue per passenger enplaned	$118.50	$149.24	$30.74	25.94

Military/Commercial Charter:
Departures	5,574	5,202	(372)	(6.67)
Block Hours	25,748	22,384	(3,364)	(13.07)
ASMs (000s) (b)	2,983,894	2,503,921	(479,973)	(16.09)
Revenue (000s)	$333,081	$288,256	$(44,825)	(13.46)
RASM in cents (e)	11.16	11.51	0.35	3.14
RASM excluding fuel escalation (g)	10.82	11.33	0.51	4.71

Percentage of Consolidated Revenues:
Scheduled Service	58.7%	52.2%	(6.5)
Military/Commercial Charter	37.2%	45.3%	8.0

(a)	Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by us.
(b)	Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by us, whether sold or not.
(c)	Passenger load factor is the percentage derived by dividing RPMs by ASMs.
(d)	Passengers enplaned are the number of revenue passengers who occupied seats on our flights.
(e)	Revenue per ASM (expressed in cents), or RASM, is total operating revenue divided by total ASMs. RASM measures our unit revenue using total available seat capacity.
(f)	Revenue per RPM (expressed in cents), or yield, is total operating revenue divided by total RPMs.
(g)	The military assumes an average fuel price for each contract year. If actual fuel prices differ from the contract rate, revenues are adjusted up or down to neutralize the impact on us. Certain commercial charter contracts also provide for reimbursement to us for certain fuel costs.

Operating Revenues

Total operating revenues for the ten months ended December 31, 2006 decreased 28.9% to $637.1 million, as compared to $896.5 million for the ten months ended December 31, 2005.

Scheduled Service Revenues. Scheduled service revenues for the ten months ended December 31, 2006 decreased 36.9% to $332.3 million, as compared to $526.4 million for the ten months ended December 31, 2005. The decrease in revenues was mainly due to our returning 26 jet aircraft, or 49% of our total aircraft fleet, to lessors between March 1, 2005 and December 31, 2006 as part of our reorganization.

Military and Commercial Charter Revenues. Military and commercial charter revenues for the ten months ended December 31, 2006 decreased 13.4% to $288.3 million, as compared to $333.1 for the ten months ended December 31, 2005. The decrease in revenues was mainly the result of our continuing retirement of Lockheed L-1011 aircraft, partially offset by our utilization of additional narrow-body aircraft on military and commercial charters.

Operating Expenses

Fuel and Oil. Fuel and oil expense for the ten months ended December 31, 2006 decreased 24.1% to $202.6 million, as compared to $267.1 million for the ten months ended December 31, 2005. For the ten months ended December 31, 2006, system-wide block hours decreased by 34.5% as compared to the ten months ended December 31, 2005, resulting in a decrease in fuel and oil expense of approximately $94.1 million between these periods. This decrease was partially offset by an increase in the average cost per gallon of jet fuel. For the ten months ended December 31, 2006, the average cost per gallon of jet fuel consumed increased by 16.3% compared to the ten months ended December 31, 2005, resulting in an increase in fuel and oil expense of approximately $28.3 million between periods. We also benefited from fuel reimbursement clauses and guarantees in our military/government and commercial charter contracts, as well as bulk scheduled service, but the benefit of these price guarantees was accounted for as revenue when realized during these periods.

Salaries, Wages and Benefits. Salaries, wages and benefits expense for the ten months ended December 31, 2006 decreased 31.3% to $150.9 million, as compared to $219.8 million for the ten months ended December 31, 2005. This decrease was mainly due to our average number of employees decreasing 40.0% between periods, partially offset by an increase in benefits expenses per employee between periods.

Aircraft Rentals. Aircraft rentals expense for the ten months ended December 31, 2006 decreased 40.6% to $69.4 million, as compared to $116.9 million for the ten months ended December 31, 2005. This decrease was mainly due to our returning 26 jet aircraft to lessors between March 1, 2005 and December 31, 2006 as part of our reorganization.

Flight Costs. Flight costs for the ten months ended December 31, 2006 decreased 22.1% to $52.8 million, as compared to $67.8 million for the ten months ended December 31, 2005. This decrease was due primarily to the decrease in system-wide jet departures of 45.7% between periods, partially offset by an increase in crewmember hotel and positioning costs primarily associated with military flying.

Handling, Landing and Navigation Fees. Handling, landing and navigation fees for the ten months ended December 31, 2006 decreased by 30.3% to $48.6 million, as compared to $69.7 million for the ten months ended December 31, 2005. This decrease was due primarily to a 45.7% decrease in system-wide jet departures between periods, partially offset by an increase in costs per departure for handling and landing between periods due mainly to less frequent flying to scheduled service stations.

Selling and Marketing. Selling and marketing expenses for the ten months ended December 31, 2006 decreased 31.9% to $36.5 million, as compared to $53.6 million for the ten months ended December 31, 2005. This decrease was primarily due to the decline in scheduled service activity between periods.

Aircraft Maintenance, Materials and Repairs. Aircraft maintenance, materials and repairs expense for the ten months ended December 31, 2006 decreased 15.9% to $29.1 million, as compared to $34.6 million for the ten months ended December 31, 2005. This decrease was due to the rejection by us of hourly engine maintenance agreements related to our Boeing 757-200 and Boeing 757-300 aircraft in the first half of 2005. This decrease was partially offset by outsourcing of maintenance activities and unscheduled maintenance work required on the Lockheed L-1011 fleet in 2006 that was not required in 2005.

Depreciation and Amortization. Depreciation and amortization expense for the ten months ended December 31, 2006 decreased 38.1% to $17.4 million, as compared to $28.1 million for the ten months ended December 31, 2005, due mainly to the reduction of certain aircraft parts and the revaluation of assets as part of our application of fresh-start accounting under American Institute of Certified Public Accountants Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, or SOP 90-7, in 2006.

Asset Impairments and Aircraft Retirement. In November 2006, we executed an agreement to purchase seven McDonnell Douglas DC-10-30 aircraft from a third party, along with associated engines and two spare airframes. The DC-10s will go into service throughout 2007 and we expect to hold the Lockheed L-1011 fleet as operational spares while transitioning to the DC-10 fleet. Beyond the fourth quarter of 2007, we have no revenue commitments for use of Lockheed L-1011 time. In accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or FAS 144, we determined that the estimated future undiscounted cash flows expected to be generated by the Lockheed L-1011 fleet were less than the current net book value of these aircraft and the related rotable parts and inventory. In 2006, we recorded an asset impairment charge of $13.5 million to reduce the carrying amount of the Lockheed L-1011 aircraft and related assets to their estimated fair market value. In 2005, we recorded an asset charge of $0.2 million related to the remaining net book value of our Boeing 727-200 aircraft.

Other Operating Expense. Other operating expense for the ten months ended December 31, 2006 decreased 48.5% to $41.0 million, as compared to $79.6 million for the ten months ended December 31, 2005. This decrease was attributable mainly to declining costs related to our reduction in fleet size and our exiting leased space in certain airport locations.

Reorganization Expense. In accordance with SOP 90-7, our revenues, expenses (including professional fees), realized gains and losses and provision for losses that can be directly associated with the reorganization and restructuring of the business were reported separately as reorganization items in the consolidated statement of operations for 2005.

We did not recognize reorganization expenses for the ten months ended December 31, 2006 as we had emerged from Chapter 11 bankruptcy. For the ten months ended December 31, 2005, we recognized the following reorganization expenses in the consolidated statement of operations:

Ten months ended December 31, 2005
(in thousands)
Aircraft and engine lease rejection charges	$138,180
Other agreement and lease rejection charges	39,240
ALPA claim	128,850
Impairment of assets held for sale	10,799
Aircraft impairment	18,347
Professional fees	23,761
Interest income	(2,107)
Goodwill impairment	—
Other	6,741

Total	$363,811

The aircraft and engine lease rejection charges are non-cash charges comprised of our estimate of claims resulting from the rejection or return of the aircraft and engines as part of the bankruptcy process. They also include our write-off of assets and liabilities related to aircraft and engine leases that we have rejected and returned to the lessor. The other agreement and lease rejection charges are non-cash charges that are comprised of our estimate of claims resulting from the rejection of non-aircraft agreements and leases.

The ALPA claim includes an unsecured pre-petition claim against us by the Air Line Pilots Association, or ALPA, for the benefit of its members in the total amount of $128.9 million. On September 28, 2005, the cockpit crewmembers voted to ratify a new collective bargaining agreement effective October 1, 2005, which included, among other things, wage and benefit concessions and the pre-petition claim. The Bankruptcy Court approved the claim on October 12, 2005.

The impairment of assets held for sale is a non-cash charge related to the discontinuance of the operations of C8 Airlines, Inc. (f/k/a Chicago Express Airlines, Inc.), or C8, and the sale of certain related assets. The aircraft impairment charge is related to repairable and rotable parts related to our Boeing 757-200, Boeing 757-300 and Boeing 737-800 fleets. We conducted an impairment review on these parts in 2005 based on impairment indicators under FAS 144.

Interest Expense. Interest expense for the ten months ended December 31, 2006 increased 250% to $18.2 million, as compared to $5.2 million for the ten months ended December 31, 2005. In accordance with SOP 90-7, following our Chapter 11 filing, we did not record interest expense with respect to pre-petition unsecured debt or secured debt in which the collateral value was less than the principal amount of the debt in 2005. Upon emergence from bankruptcy on February 28, 2006, we began recording interest expense on our post-emergence outstanding debt.

Income Taxes. We did not record any income tax expense or benefit for the ten months ended December 31, 2006 applicable to our pre-tax loss of $36.5 million for that period, nor did we record any income tax expense or benefit for the ten months ended December 31, 2005 applicable to our pre-tax loss of $408.3 million for that period. We have recorded a full valuation allowance against our net deferred tax asset.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Results of Operations in Cents Per ASM

The following table sets forth, for the periods indicated, operating revenues and expenses expressed as cents per available seat mile.

	Cents per ASM Fiscal Year Ended December 31,
	2004	2005
Consolidated operating revenues	7.21	8.18
Consolidated operating expenses:
Fuel and oil	1.73	2.41
Salaries, wages and benefits	1.99	2.11
Aircraft rentals	1.14	1.11
Flight costs	0.47	0.62
Handling, landing and navigation fees	0.56	0.67
Selling and marketing	0.52	0.49
Aircraft maintenance, materials and repairs	0.35	0.34
Depreciation and amortization	0.24	0.27
Asset impairments and aircraft retirements	0.04	0.00
Other	0.64	0.76

Total consolidated operating expenses	7.68	8.78

Consolidated operating income (loss)	(0.47)	(0.60)

ASMs (000s)	21,242,000	13,360,194

Key Operating and Financial Data

The following table sets forth, for the periods indicated, certain key operating and financial data.

	Fiscal Year Ended December 31,
	2004	2005	Change	Change (%)
Scheduled Service:
Departures	130,338	51,693	(78,645)	(60.34)
Block Hours	276,287	134,701	(141,586)	(51.25)
RPMs (000s) (a)	12,728,760	6,783,054	(5,945,706)	(46.71)
ASMs (000s) (b)	17,450,098	9,610,306	(7,839,792)	(44.93)
Load Factor (c)	72.94	70.58	(2.36)	(3.24)
Passengers Enplaned (d)	11,190,961	5,493,998	(5,696,963)	(50.91)
Revenue (000s)	$1,099,944	$635,232	$(464,712)	(42.25)
RASM in cents (e)	6.30	6.61	0.31	4.92
Yield in cents (f)	8.64	9.36	0.72	8.33
Revenue per passenger enplaned	$98.29	$115.62	$17.33	17.63

Military/Commercial Charter:
Departures	7,366	7,015	(351)	(4.77)
Block Hours	32,520	32,460	(60)	(0.18)
ASMs (000s) (b)	3,755,547	3,711,171	(44,376)	(1.18)
Revenue (000s)	$358,870	$408,714	$49,844	13.89
RASM in cents (e)	9.56	11.01	1.45	15.17
RASM excluding fuel escalation (g)	9.16	10.74	1.58	17.25

Percentage of Consolidated Revenues:
Scheduled Service	71.8%	58.2%	(13.6)
Military/Commercial Charter	23.4%	37.4%	14.0

(a)	Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by us.
(b)	Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by us, whether sold or not.
(c)	Passenger load factor is the percentage derived by dividing RPMs by ASMs.
(d)	Passengers enplaned are the number of revenue passengers who occupied seats on our flights.
(e)	Revenue per ASM (expressed in cents), or RASM, is total operating revenue divided by total ASMs. RASM measures our unit revenue using total available seat capacity.
(f)	Revenue per RPM (expressed in cents), or yield, is total operating revenue divided by total RPMs.
(g)	The military assumes an average fuel price for each contract year. If actual fuel prices differ from the contract rate, revenues are adjusted up or down to neutralize the impact on us. Certain commercial charter contracts also provide for reimbursement to us for certain fuel costs.

Operating Revenues

Our total operating revenues for the year ended December 31, 2005 decreased 28.8% to $1.092 billion, as compared to $1.533 billion for the year ended December 31, 2004.

Scheduled Service Revenues. Scheduled service revenues for the year ended December 31, 2005 decreased 42.3% to $635.2 million, as compared to $1.1 billion for the year ended December 31, 2004, consistent with the decline in ASMs. During 2005, we returned 33 jet aircraft to lessors as part of our reorganization under Chapter 11. Approximately 51.1% of our scheduled service capacity was generated by flights either originating or terminating at Chicago-Midway in 2005, as compared to 64.8% in 2004. The Hawaiian market generated approximately 31.1% of scheduled service capacity in 2005, as compared to 14.9% in 2004. Another 13.4% of scheduled service capacity was generated in the Indianapolis market in 2005, as compared to 14.7% in 2004. On January 9, 2006, we suspended scheduled service to and from Indianapolis.

Military and Commercial Charter Revenues. Military and commercial charter revenues for the year ended December 31, 2005 increased 13.9% to $408.7 million, as compared to $358.9 million for the year ended December 31, 2004. Military charter revenues increased due to increased demand and a change in the mix of aircraft flying as narrow body aircraft, which result in a higher yield, continued to replace retired wide-body aircraft. Offsetting this increase was a less significant decrease in commercial charter revenues due primarily to the retirement of certain Lockheed L-1011 aircraft that we traditionally used in commercial charter flying.

Operating Expenses

Fuel and Oil. Fuel and oil expense for the year ended December 31, 2005 decreased 12.5% to $322.1 million in 2005, as compared to $368.3 million for the year ended December 31, 2004. During 2005, system-wide block hours decreased by 45.8% compared to 2004, resulting in a decrease in fuel and oil expense of approximately $136.2 million between periods. This decrease was partially offset by an increase in the average cost per gallon of jet fuel. During 2005, the average cost per gallon of jet fuel consumed increased by 37.8% compared to 2004, resulting in an increase in fuel and oil expense of approximately $91.4 million between periods. We also benefited from fuel reimbursement clauses and guarantees in its military/government and commercial charter contracts, as well as bulk scheduled service, which were recorded as revenue.

Salaries, Wages and Benefits. Salaries, wages and benefits expense for the year ended December 31, 2005 decreased 33.3% to $281.8 million, as compared to $422.4 million for the year ended December 31, 2004, consistent with the average number of our full-time equivalent employees decreasing by approximately 35.4% between periods. On September 28, 2005, the cockpit crewmembers, who are represented by ALPA, voted to ratify a new three-year collective bargaining agreement that became effective October 1, 2005 and amendable on September 30, 2008. Under the new agreement, the cockpit crewmembers agreed to an 18% reduction in wages until January 1, 2007, modifications to the Cockpit Crewmember Money Purchase Plan and conversion to a new health insurance plan. The new agreement also provides the cockpit crewmembers with additional future wage compensation and incentives, as well as stock options representing 4% of our common stock.

In October 2004, we and our cabin crewmembers who are represented by the Association of Flight Attendants, or AFA, executed an amendment to the AFA agreement. Under the amended AFA agreement, the cabin crewmembers agreed to reduce their base hourly pay rate by 10% for the period from October 15, 2004 through October 15, 2006.

Aircraft Rentals. Aircraft rentals expense for the year ended December 31, 2005 decreased 38.7% to $148.6 million, as compared to $242.6 million for the year ended December 31, 2004. This decrease was partially attributable to the renegotiation of aircraft lease rates related to Boeing 757-300 and Boeing 757-200 aircraft after we filed for bankruptcy protection. In addition, during 2005, we returned 33 jet aircraft to lessors as part of our reorganization.

Flight Costs. Flight costs for the year ended December 31, 2005 decreased 18.0% to $82.2 million, as compared to $100.3 million for the year ended December 31, 2004. This decrease was mainly attributable to the decrease in scheduled service activity between periods, partially offset by an increase in military/government activity during 2005. Military flying requires more crew positioning costs and passengers on these flights require a more expensive catering product.

Handling, Landing and Navigation Fees. Handling, landing and navigation fees for the year ended December 31, 2005 decreased by 25.5% to $89.4 million, as compared to $120.0 million for the year ended December 31, 2004. This decrease was due primarily to a 38.1% decrease in system-wide jet departures between periods, partially offset by an increase in costs per departure for handling and landing between periods, mainly due to less frequent flying to scheduled service stations.

Selling and Marketing. Selling and marketing expenses for the year ended December 31, 2005 decreased 40.5% to $66.1 million, as compared to $111.0 million for the year ended December 31, 2004. This decrease was primarily due to the decline in scheduled service activity between periods.

Aircraft Maintenance, Materials and Repairs. Aircraft maintenance, materials and repairs expense for the year ended December 31, 2005 decreased 40.3% to $44.8 million, as compared to $75.0 million for the year ended December 31, 2004. This decrease was due primarily to the rejection by us of hourly engine maintenance agreements related to our Boeing 757-200 and Boeing 757-300 aircraft in the first half of 2005. This decrease was also due to our having a smaller aircraft fleet in 2005 as compared to 2004.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2005 decreased 30.2% to $36.3 million, as compared to $52.0 million for the year ended December 31, 2004. In the fourth quarter of 2004, we recorded a significant impairment charge against our L1011-500 fleet. As a result, the fleet’s depreciable value in 2005 was considerably less than its depreciable value in 2004. At the same time, the depreciable life of the fleet was shortened to reflect the most current planned fleet retirement schedule. In addition, depreciation expense in 2005 decreased as compared to 2004 as assets associated with furniture and fixtures, computer hardware and software, equipment and buildings became fully depreciated.

Asset Impairments and Aircraft Retirements. We began performing impairment reviews on our 727-200 fleet in 2000 and the fleet became impaired in 2001, subsequent to the terrorist attacks of September 11. We continue to monitor current fair market values of previously impaired assets. In 2004, we recorded an asset impairment charge of $7.9 million against our investment in BATA Leasing LLC, or BATA, a joint venture with The Boeing Company that leases 727-200 aircraft as freighters to third parties.

Other Operating Expense. Other operating expense for the year ended December 31, 2005 decreased 23.4% to $102.0 million, as compared to $133.2 million for the year ended December 31, 2004. This decrease was primarily attributable to exiting or reducing lease space in certain airport locations, the reduction of fleet size and the reduction of the workforce as part of our restructuring.

Reorganization Expenses. In accordance with SOP 90-7, our revenues, expenses (including professional fees), realized gains and losses and provision for losses that can be directly associated with the reorganization and restructuring of our business are reported separately as reorganization items in the consolidated statement of operations.

For the years ended December 31, 2005 and December 31, 2004, we recognized the following reorganization expenses in the consolidated statement of operations:

	Fiscal Year Ended December 31,
	2004	2005
	(in thousands)
Aircraft lease rejection charges	$568,317	$140,969
Other agreement and lease rejection charges	—	39,240
ALPA claim	—	128,850
Impairment of assets held for sale	—	10,799
Aircraft and related parts impairment charges	44,499	18,347
Professional fees	8,747	27,895
Interest income	(275)	(2,532)
Goodwill impairment	6,399	4,576
Other	10,792	1,488

Total	$638,479	$369,632

The aircraft and engine lease rejection charges are non-cash charges comprised of our estimate of claims resulting from the rejection or return of the aircraft and engines as part of the bankruptcy process. They also include the write-off of assets and liabilities related to aircraft and engine leases that we have rejected, committed to return dates with the lessor or intended to reject as of December 31, 2005. The other agreement and lease rejection charges are non-cash charges that are comprised of our estimate of claims resulting from the rejection of non-aircraft agreements and leases.

The ALPA claim includes an unsecured pre-petition claim against us by ALPA for the benefit of its members in the total amount of $128.9 million. On September 28, 2005, the cockpit crewmembers voted to ratify a new collective bargaining agreement effective October 1, 2005, which included, among other things, wage and benefit concessions and the pre-petition claim. The Bankruptcy Court approved the claim on October 12, 2005.

The impairment of assets held for sale is a non-cash charge related to the discontinuance of C8 operations and the sale of certain related assets.

Interest Expense. Interest expense for the year ended December 31, 2005 decreased 87.9% to $6.2 million, as compared to $51.1 million for the year ended December 31, 2004. In accordance with SOP 90-7, following our Chapter 11 filing, we did not record interest expense with respect to pre-petition unsecured debt or secured debt in which the collateral value was less than the principal amount of the debt.

Loss on Extinguishment of Debt. On January 30, 2004, we completed exchange offers and issued Senior Notes due 2009 (“2009 Notes”) and cash consideration for certain of our $175.0 million 10  1/2% Senior Notes due August 2004 (“2004 Notes”) and issued Senior Notes due 2010 (“2010 Notes”) and cash consideration for certain of our $125.0 million 9 5/8% Senior Notes due December 2005 (“2005 Notes”). We issued $163.1 million in aggregate principal amount of 2009 Notes and delivered $7.8 million in cash in exchange for $155.3 million in aggregate principal amount of 2004 Notes tendered. We also issued $110.2 million in aggregate principal amount of 2010 Notes and delivered $5.2 million in cash in exchange for $105.0 million in aggregate principal of 2005 Notes tendered. As a result of these transactions, we recorded a non-operating loss on extinguishment of debt of $27.3 million in the first quarter of 2004 in accordance with FASB Emerging Issues Task Force Issue No. 96-19, Debtor’s Accounting for Modification of Exchange of Debt Terms. The loss mainly related to the accounting for the $13.0 million cash consideration paid at the closing of the exchange offers and the $13.0 million of incremental notes issued during the exchange offers.

Income Taxes. We did not record any income tax expense or benefit for the year ended December 31, 2005 applicable to our pre-tax loss of $455.6 million for that period, nor did we record any income tax expense or benefit for the year ended December 31, 2004 applicable to our pre-tax loss of $815.7 million for that period. We have recorded a full valuation allowance against our net deferred tax asset.

Liquidity and Capital Resources

Predecessor Bankruptcy. In the fourth quarter of 2004, ATA Holdings Corp. (“Holdings”) and seven of its subsidiaries, including ATA Airlines, C8 and Ambassadair Travel Club, Inc. (“Ambassadair”), filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana.

Holdings, ATA Airlines, American Trans Air ExecuJet, Inc. (“ExecuJet”), ATA Cargo, Inc. (“ATA Cargo”) and ATA Leisure Corp. (“Leisure”) received an order approving the Amended Joint Chapter 11 Plan for the Reorganizing Debtors as immaterially modified (the “Plan”) on January 31, 2006. The Plan became effective on February 28, 2006 (the “Effective Date”). Holdings did not reorganize and, prior to the Effective Date, a new holding company, Global Aero Logistics Inc. (f/k/a New ATA Holdings Inc.), was formed. ATA Cargo and Leisure were merged into us prior to the Effective Date. Holdings dissolved in mid-2006. The Chapter 11 cases of Ambassadair, Amber Travel, Inc. and C8 continue separately.

The Plan provided for the full payment pursuant to the Bankruptcy Code of all allowed administrative and priority claims, and provided for the restructuring of the loan agreement with, and the allowed secured loan indebtedness claim of, the Air Transportation Stabilization Board and other lenders (collectively, the “ATSB Loan Lenders”). Holders of general unsecured claims of $1.0 million or less were approved to be paid a pro rata share, based on 1.0% recovery, up to a maximum total payout of $1.5 million. Holders of general unsecured claims over $1.0 million recovered an estimated 0.7% of their respective claims in shares and warrants of New ATA Holdings, based on our value as estimated in the Plan. There were no material unresolved claims as of December 31, 2006.

Liquidity. We had unrestricted cash of $73.2 million and $62.2 million and a restricted cash balance of $24.3 million and $27.7 million, as of March 31, 2007 and December 31, 2006, respectively, which amounts primarily secured letters of credit. In addition, as of March 31, 2007 and December 31, 2006, respectively, we had $65.3 million and $33.3 million of cash on advance scheduled service ticket sales held by credit card processors until such time as service is provided. We had no revolving credit facility and had no funds available through other unused financing options as of such dates. We expect that cash generated by operations will be sufficient to fund operations during the next twelve months.

In the three months ended March 31, 2007, net cash used in operating activities was $16.0 million, mainly related to our operating loss for the period, partially offset by an increase in advanced scheduled service ticket sales for future flights. For the ten months ended December 31, 2006, net cash used in operating activities was $34.8 million, mainly related to the payment of certain administrative claims and professional fees related to our reorganization and the payment of certain other accrued expenses.

Net cash used in investing activities in the three months ending March 31, 2007 was $4.7 million which mainly consisted of capital expenditures. Net cash provided by investing activities for the ten months ended December 31, 2006 was $8.7 million, which mainly consisted of proceeds from the sale of assets, including from our investment in BATA, partially offset by capital expenditures.

Net cash provided by financing activities for the three months ending March 31, 2007 was $31.6 million, which mainly consisted of the receipt of $28.0 million under a loan agreement with MatlinPatterson and a reduction in restricted cash used to collateralize letters of credit due to a reduction in the amount of required letters of credit. Net cash provided by financing activities for the ten months ended December 31, 2006 was $51.9 million. For the ten months ended December 31, 2006, we received proceeds of $68.7 million related to the issuance of common stock, net of the repayment of debtor-in-possession financing. In addition, for the ten months ended December 31, 2006, we made payments on long-term debt of $20.0 million. For the ten months ended December 31, 2006, we reduced restricted cash used to collateralize letters of credit by $3.3 million due to a reduction in the amount of required letters of credit.

As of the Effective Date, we entered into an amended and restated loan agreement with the ATSB Loan Lenders that restructured the terms and payment requirements for the unpaid balance of the allowed secured claim of the ATSB Loan Lenders (the “Restructured ATSB Loan”). The principal amount of the Restructured ATSB Loan (being the unpaid balance of the allowed secured claim of the ATSB Loan Lenders) was $97.0 million on the Effective Date. During 2006, we sold approximately $17 million in aircraft parts and the proceeds were used to pay down the loan balance. The loan has a base interest rate of LIBOR plus 8.0% per annum, payable quarterly in arrears, and it matures on September 30, 2009. The Restructured ATSB Loan is guaranteed by us and our subsidiaries and is collateralized by substantially all unencumbered assets of us and the guarantors (excluding trust accounts), including, but not limited to, cash and cash equivalents, receivables, spare parts and engines, owned and unencumbered aircraft, fuel, ground support equipment, ownership interests in subsidiaries and computer systems and software licenses. Also as of the Effective Date, MatlinPatterson provided $24.2 million of exit term loan financing to us. The base interest rate is LIBOR plus 10.0% per annum, payable quarterly. Principal payments must be made semi-annually over the term of the loan and the loan matures on October 10, 2009. Quarterly interest payments had been made in an aggregate amount of $3.1 million as of December 31, 2006. We are subject to certain financial covenants under the Restructured ATSB Loan and the MatlinPatterson loan, both of which have been amended to provide certain covenant relief through June 30, 2007.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with generally accepted accounting principles requires management to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Certain significant account policies used in the preparation of the financial statements require management to make difficult, subjective or complex judgments and are considered critical accounting policies by us. We have identified the following areas as critical accounting policies.

Revenue Recognition. Passenger revenue derived from ticket sales is recognized when transportation is provided. Passenger ticket sales for which transportation has not yet been provided are recorded as air traffic liability. The balance of the air traffic liability fluctuates throughout the year based on seasonal travel patterns and fare changes. Tickets that are sold but not flown on the scheduled travel date can be exchanged and reused for another flight, up to the date of sale, or can be refunded if the ticket is sold under a refundable tariff. A small percentage of tickets (or partially used tickets) expire unused. Revenue from unused tickets is recognized upon the expiration of the ticket.

Fresh-Start Reporting. In accordance with SOP 90-7, we adopted fresh-start reporting as of the Effective Date. Fresh-start reporting required us to value our assets and liabilities at their estimated fair value in accordance with FASB Statement of Financial Accounting Standards No. 141, Business Combinations, or FAS 141. The fair values of assets and liabilities represent our best estimates.

Accounting for Long-Lived Assets. As of December 31, 2006, we have $89.9 million of net property and equipment and $51.6 million of definite-lived net intangible assets on our balance sheet. Generally, property and equipment is depreciated to residual values over their estimated useful service lives using the straight-line method. Leasehold improvements and rotable parts related to our aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is less. Properties under capital lease are amortized on a straight-line basis over the life of the lease. Our facilities and ground equipment are generally depreciated over lives of three to seven years. Definite-lived intangible assets are amortized on a straight-line basis over the estimated lives of the related assets.

In accordance with FASB Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or FAS 144, we evaluate our long-lived assets, including definite lived intangible assets, for impairment when events or changed in circumstances indicate that the book value of the asset may not be recoverable. In testing for impairment, FAS 144 requires the undiscounted estimated future cash flows from the expected use of those assets to be compared to their net book value to determine if impairment is indicated. FAS 144 requires that assets deemed impaired be written down to their estimated fair value through a charge to earnings. Fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The application of FAS 144 requires the exercise of significant judgment and the preparation of numerous significant estimates.

Stock-Based Compensation. Upon emergence from Chapter 11 bankruptcy, we adopted share-based compensation plans for our officers and key employees, including our board of directors (“Management Plans”), and for cockpit crewmember employees (the “ALPA Plan”). Options under both the Management Plans and the ALPA Plan were granted with an exercise price not less that the market price at the grant date. None of our grants include performance-based or market-based vesting conditions. We account for these plans in accordance with FASB Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, or FAS 123R. FAS 123R requires companies to measure the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of the awards.

We estimate the fair value of stock option awards on the date of grant utilizing a modified Black-Scholes option-pricing model. Utilizing this method requires us to make assumptions, some of which are subjective, including risk-free interest rate, stock price volatility and expected life of the options.

The risk-free rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. Stock price volatility assumptions were based on historical volatilities of comparable airlines whose shares are traded using weekly stock price returns equivalent to the contracts term of the option. The expected life of the options was determined based upon a simplified assumption that the options will be exercised evenly from vesting to expiration under the transitional guidance of Staff Accounting Bulletin No. 107, Topic 14, Shared-Based Payments.

As of December 31, 2006, we had $5.1 million of total unrecognized compensation costs related to share-based compensation arrangements. We expect to recognize this expense over a weighted-average period of 2.38 years.

Off-Balance Sheet Arrangements and Contractual Obligations

We finance most of our aircraft with leases. In accordance with GAAP, we do not include assets and obligations associated with operating leases in its consolidated balance sheet. The following table summarizes, as of December 31, 2006, our material contractual obligations and commitments and their currently scheduled impact on liquidity and cash flows.

		Cash Payments Currently Scheduled
	Total As of 3/31/07	Q2-Q4 2007	2008	2009	2010 - 2011	After 2011
	(in thousands)
Current and long-term debt	$140,147	$9,943	$68,174	$55,465	$208	$6,357
Capital leases	75,150	4,050	5,400	5,400	10,800	49,500
Operating leases (1)	982,487	64,644	89,535	87,759	170,902	569,647

Total contractual cash obligations	$1,197,784	$78,637	$163,109	$148,624	$181,910	$625,504

(1)	Amounts include estimated lease payments related to our expected acquisition of seven McDonnell Douglas DC-10-30 aircraft in 2007.

We are secondarily liable for gates and a hangar facility at Chicago Midway Airport assigned to Southwest. This position has been interpreted as a guaranty that is accounted for in accordance with FIN 45. In accordance with FIN 45, we estimate the maximum potential amount of future payments (undiscounted) that could be required under this guaranty to be approximately $14.7 million as of March 31, 2007. However, we have estimated the fair value of the guaranty as of March 31, 2007 to be minimal due to the remote likelihood that we would be required to perform under the obligation and the mitigating steps that could be taken to eliminate the liability if such a need arose.

Inflation

To date, inflation has not had a significant effect on our operations.

Seasonality

Our scheduled service operations are seasonal by nature, with peak activity occurring during the Spring and Summer holiday seasons. This typically results in a decline in demand for these services in the first and fourth quarters of our fiscal year.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to certain market risks, including commodity price risk resulting from aircraft fuel price fluctuations and interest rate risk. The adverse effects of potential changes in these market risks are discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions management might take to mitigate the adverse impact of such changes on us. See the notes to our consolidated financial statements for a description of our accounting policies and other information related to these financial instruments.

Aircraft Fuel Prices. Our results of operations are impacted by changes in the price of aircraft fuel. For the ten months ended December 31, 2006, aircraft fuel accounted for approximately 30.6% of our operating expenses. For the year ended December 31, 2005, aircraft fuel accounted for approximately 27.4% of our operating expenses, as compared to 22.6% for the year ended December 31, 2004. We obtain fuel price fluctuation protection in our military charter business. The military contract includes a fuel reconciliation process whereby the military compensates us to the extent fuel costs exceed a fixed price, and we reimburse the military to the extent fuel costs are below this fixed price. We also include fuel escalation clauses in certain commercial charter and bulk scheduled service contracts.

Market risk is estimated as a hypothetical 10% increase in the average 2006 cost per gallon of fuel system-wide. Based on projected fuel usage for the 12 months following December 31, 2006, such a change would result in an increase in aircraft fuel expense of approximately $26.5 million. This estimate does not include protection from fuel reimbursement clauses and guarantees in our military/governmental and commercial charter contracts.

Interest Rates. Our results of operations are affected by fluctuations in market interest rates. As of December 31, 2006, the majority of our variable-rate debt was comprised of a $79.3 million secured loan, partially guaranteed by the ATSB, and a $23.3 million emergence financing loan. As of December 31, 2005, our variable-rate debt consisted of debtor-in-possession financing from Southwest for $21.0 million.

Holding other variables constant (such as debt levels), a one-hundred basis point change in interest rates on our variable-rate debt as of December 31, 2006 would be expected to have an impact on net income and cash flows of approximately $1.0 million. As of December 31, 2005, that risk was $0.2 million.

ITEM 3.	PROPERTIES

For a description of our aircraft fleet, see “Business — Our Aircraft Fleet”. For a description of our ground properties, see “Business — Facilities”.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2007, the number of shares of our common stock that are held by our directors, executive officers and each stockholder known by us to be a beneficial owner of more than 5% of our common stock. The number of shares beneficially owned by each person is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the person has the sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days of March 31, 2007 through the exercise of any stock option, warrant or other right. Except as indicated in this table, each person or entity listed has sole investment and voting power (or, in the case of individuals, shares such power with his or her spouse) with respect to the shares set forth in the table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or warrants held by that person that are or will become exercisable within 60 days of March 31, 2007 are deemed outstanding, although the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Name and address of beneficial owner (1)	Shares Beneficially Owned as of March 31, 2007 (2)
	Number	Percent
Greater than 5% Stockholders:
MatlinPatterson ATA Holdings LLC 520 Madison Avenue New York, NY 10022-4213	7,500,000	69.7%

Delaware Street Capital, L.L.C. 900 N. Michigan Avenue Chicago, IL 60611	808,676	7.5%

Executive Officers and Directors:
Gen. Duane H. Cassidy, Director (3)	3,999	*

Marc Chodock, Director	—	—

John Denison, Chairman (4)	55,000	*

Gary E. Ellmer, Executive Officer	—	—

Bernard L. Han, Director (5)	3,999	*

Subodh Karnik, Executive Officer, Director (6)	26,667	*

Josef Loew, Executive Officer (7)	18,333	*

David Matlin, Director	—	—

Peter Schoels, Director	—	—

Lawrence M. Teitelbaum, Director	—	—

Harvey L. Tepner, Director (8)	3,999	*

Doug Yakola, Executive Officer (9)	18,333	*

All executive officers and directors as a group (12 persons)	130,330	1.2%

*	less than 1%

(1)	Unless otherwise noted, the address of each beneficial owner listed is c/o Global Aero Logistics Inc., 7337 West Washington St., Indianapolis, Indiana 46231.

(2)	The number of shares of our common stock deemed outstanding for purposes of determining the percentage of common stock held by a person or entity includes 10,755,688 shares outstanding as of March 31, 2007.

(3)	Includes 3,333 shares subject to options that are exercisable within 60 days of March 31, 2007.

(4)	Includes 55,000 shares subject to options that are exercisable within 60 days of March 31, 2007.

(5)	Includes 3,333 shares subject to options that are exercisable within 60 days of March 31, 2007.

(6)	Includes 26,667 shares subject to options that are exercisable within 60 days of March 31, 2007.

(7)	Includes 18,333 shares subject to options that are exercisable within 60 days of March 31, 2007.

(8)	Includes 3,333 shares subject to options that are exercisable within 60 days of March 31, 2007.

(9)	Includes 18,333 shares subject to options that are exercisable within 60 days of March 31, 2007.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Set forth below is information concerning our directors and executive officers as of March 31, 2007.

Name	Age	Position
Subodh Karnik	46	President and Chief Executive Officer, Director
Doug Yakola	42	Senior Vice President and Chief Financial Officer
Gary Ellmer	53	Senior Vice President, Operations and General Manager, Charter
Josef Loew	51	Senior Vice President, Scheduled Service
John Denison	62	Chairman of the Board of Directors
Gen. Duane H. Cassidy	73	Director
Marc Chodock	28	Director
Bernard L. Han	43	Director
David Matlin	45	Director
Peter Schoels	33	Director
Lawrence M. Teitelbaum	52	Director
Harvey L. Tepner	50	Director

Subodh Karnik has served as our President and Chief Executive Officer since January 1, 2007 and has served as a director on our board since May 2007. Mr. Karnik joined Global in May 2005 as Senior Vice President and Chief Commercial Officer. In January, 2006, he was promoted to Executive Vice President and Chief Operating Officer. Prior to joining Global, Mr. Karnik was Senior Vice President of Marketing Planning at Delta Air Lines. Before joining Delta in 1999, he worked as Staff Vice President of International Finance at Continental Airlines and Chief Financial Officer of a subsidiary, Continental Micronesia. He moved to Continental from Northwest Airlines, where he maintained responsibilities in alliances, international sales, revenue management and strategic planning. Prior to entering the airline industry, Mr. Karnik held internal and external consultant roles with Ernst & Young and Unilever India. A native of Mumbai, India, Mr. Karnik holds a BS in Mechanical Engineering from the Birla Institute of Technology and Science and an MBA from the University of Michigan Ross School of Business.

Doug Yakola has served as our Senior Vice President and Chief Financial Officer since January 2006. Mr. Yakola joined Global in 2003 as Vice President, Station Operations and Cargo. In 2005, he was promoted to Senior Vice President, Customers and Ground operations. In addition to his finance and accounting responsibilities, Mr. Yakola is responsible for Strategic Sourcing, Information Technology, and Real Estate. Prior

to joining Global, Mr. Yakola spent eighteen years at Northwest Airlines in various capacities. Mr. Yakola holds a BS in Business Administration from the University of Central Florida and an MBA from the Kellogg School of Management — Northwestern University.

Gary Ellmer joined Global in September 2006 as Senior Vice President, Operations and General Manager, Charter. He has direct responsibility for flight and technical operations as well as Global’s Charter business. Mr. Ellmer has 25 years of extensive and diverse airline management experience and joined Global from American Eagle, where he was Vice President of Business Development. Mr. Ellmer has previously served in various leadership positions, including President and Chief Operating Officer of Executive Airlines, a division of American Eagle Airlines, President and Chief Operating Officer of Business Express Airlines, and Vice President, Maintenance and Engineering at WestAir Commuter Airlines/Mesa Airlines. Prior to entering the commercial airline industry, in 1980, Mr. Ellmer spent seven years in the U. S. Marine Corps as a mechanic and crewmember aboard UH-1 helicopters and as a flight engineer and instructor on KC-130 Tanker Aircraft. Mr. Elmer holds a BS in Aeronautics from Long Beach City College.

Josef Loew joined Global in March 2006 as Senior Vice President, Scheduled Service. In this role, Mr. Loew has direct responsibility for the Company’s Marketing and Market Planning functions as well as Inflight, Station Operations and Cargo. Mr. Loew previously served as Vice President for Revenue Management at America West Airlines and held various other roles at Northwest Airlines and Canadian Airlines. Immediately prior to joining Global, Mr. Loew served as Head of Product at SITA INC Canada Inc., driving the development and marketing of its Airline Pricing and Fares Management business unit. He holds a BS in Applied Physics from Fachhochschule Munich and an MBA in Finance from the University of Calgary.

John Denison has served as Chairman of our board of directors since January 2006. Mr. Denison joined Global as Co-Chief Restructuring Officer in January 2005. He served as President and Chief Executive Officer of ATA Airlines, Inc. from February 2005 until December 2006. Mr. Denison joined Global following a three-year period of retirement from Southwest Airlines. While at Southwest, his responsibilities included serving as Executive Vice President of Corporate Services and Chief Financial Officer. Prior to joining Southwest, Mr. Denison served for six years in various corporate finance roles at LTV Corporation in Dallas, Texas. Among other responsibilities, he assisted in the financial restructuring of the conglomerate that held interests in aerospace defense, steel and energy. Prior to LTV, Mr. Denison spent more than a decade at the Chrysler Corporation where he was part of a team responsible for obtaining the government assistance that was necessary for the automaker’s restructuring efforts. Mr. Denison holds a BA in Economics from Oakland University in Rochester, Michigan and an MBA in Finance from Wayne State University.

General Duane H. Cassidy ( USAF Ret.) has served as a director on our board since April 2006. General Cassidy attained the rank of four stars in 1985 and served as Commander in Chief of the Military Airlift Command and the U.S. Transportation Command before retiring in 1989. Upon retirement, General Cassidy joined CSX Corporation and served in senior management positions as President of CSX/Sealand logistics, Senior Vice President for Sales and Marketing of CSX Transportation and as the Corporate Senior Vice President and Chairman of the Commercial Board before retiring in 2000. Since retirement from CSX, he has served on several boards and consulted principally in the field of transportation. He holds a BS in Geography from University of Nebraska and a MS from Troy State Univ. He has attended management schools at The Kellogg School at Northwestern University and at the Kennedy School of Government at Harvard University. General Cassidy currently serves on the board, as immediate past Chairman, of the Airlift/Tanker Association and on the board of the Special Operations Warrior Foundation. He served as a Commissioner on a Base Realignment and Closure Commission and recently co-chaired a similar commission for the Governor of the State of Florida.

Marc Chodock has served as a director on our board since March 2006. Mr. Chodock currently is an associate at MatlinPatterson, where he started as an analyst in February 2003. Prior to joining MatlinPatterson, Mr. Chodock served as a management consultant at McKinsey & Company. Prior to McKinsey, he was an analyst in Credit Suisse First Boston’s Technology and Healthcare Investment Banking divisions. Mr. Chodock holds a BS in Economics from the University of Pennsylvania’s Wharton School of Business and a Bachelor of Applied Science in Biomedical Science from the School of Engineering and Applied Science of the University of Pennsylvania.

Bernard L. Han has served as a director on our board since March 2006. Mr. Han is currently Executive Vice President and Chief Financial Officer of Echostar Communications Corporation and has served in that role since joining Echostar in September 2006. Prior to Echostar, Mr. Han held positions as Chief Financial Officer at Northwest Airlines, Chief Financial Officer at America West Airlines and Chief Marketing Officer at America West. Mr. Han began his career in the airline industry at American Airlines. He holds a BS and MS in Electrical Engineering, and an MBA, all from Cornell University.

David Matlin has served as a director on our board since November 2006. Mr. Matlin serves as the Chief Executive Officer of MatlinPatterson Global Advisers LLC, a $3.8 billion private equity firm that he co-founded in 2002 in a spin-off from Credit Suisse First Boston. Prior to the formation of MatlinPatterson in 2002, Mr. Matlin was a Managing Director at Credit Suisse First Boston and the head of its Distressed Securities Group since its formation in 1994. Prior to joining Credit Suisse First Boston, Mr. Matlin was co-founder and Managing Director of Distressed Securities of Merrion Group, L.P., a successor to Scully Brothers & Foss L.P., from 1988 to 1994. Mr. Matlin holds a BS in Economics from the University of Pennsylvania’s Wharton School of Business and a JD from UCLA School of Law.

Peter Schoels has served as a director on our board since March 2006. Mr. Schoels joined MatlinPatterson in 2002 as a partner. Prior to joining MatlinPatterson, Mr. Schoels served as a member of Credit Suisse First Boston’s Distressed Securities Group, making investments in North America, Latin America, Europe and the CIS. Prior to joining Credit Suisse First Boston, Mr. Schoels served as Director of Finance and Strategy for Tradeledger and Knowledge Platform, both subsidiaries of Itim Group Plc. Prior to these roles, he was Manager, Mergers and Acquisitions for Ispat International NV, specializing in buying distressed steel assets in emerging markets. Mr. Schoels is a Belgian citizen and holds a BA in International Business from Eckerd College in St. Petersburg, Florida and an MBA from U.B.I. (University of Wales and Mercer University) in Brussels, Belgium.

Lawrence M. Teitelbaum has served as a director on our board since March 2006. Mr. Teitelbaum joined MatlinPatterson as Partner and Chief Financial Officer in October 2002. He was previously Chief Financial Officer of Fenway Partners from 1996 to 2002. Prior to Fenway Partners, Mr. Teitelbaum was Treasurer and Vice President for Financial Planning for Petrie Retail Inc. following an extensive career at Ernst & Young LLP. While at Ernst & Young, he provided due diligence and investment advisory services to private equity clients on more than 30 leveraged buyout transactions. Mr. Teitelbaum began his career as Chief Accountant for Real Estate at Madison Square Garden. Mr. Teitelbaum holds a BS in Accounting from the State University of New York at Buffalo and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Harvey L. Tepner has served as a director on our board since March 2006. Since December 2002, Mr. Tepner has been a partner of Compass Advisers, LLP, in charge of its investment banking restructuring practice. Prior to joining Compass, Mr. Tepner was a Managing Director of Loeb Partners Corporation from 1995 to 2002. Prior to Loeb, Mr. Tepner worked as an officer in the corporate finance departments of Dillon, Read & Co. Inc. and Rothschild Inc. and began his career as a Chartered Accountant with Price Waterhouse in Canada. Mr. Tepner holds a BA in Economics from Carleton University, an MBA from Cornell University and is a Chartered Accountant (Canada). Mr. Tepner is a director of Core-Mark Holding Company, Inc. and is on the board of the Post Confirmation Trust of the Fleming Companies.

Our Board of Directors

Our board of directors comprises nine directors, four of whom (Messrs. Chodock, Matlin, Schoels and Teitelbaum) are associated with our majority stockholder, MatlinPatterson ATA Holdings LLC. Although our common stock is not, and we have not applied for it to be, listed on the NASDAQ Global Market, we have chosen to apply the director independence requirements of the NASDAQ Global Market to our board of directors and its committees. Of these eight directors, Messrs. Cassidy, Han and Tepner satisfy the independence requirements of the federal securities laws and the rules of the NASDAQ Global Market. Because MatlinPatterson holds more than 50% of the voting power of our voting stock, we are a “controlled company” under the rules of the NASDAQ Global Market and are therefore exempt from the requirement that a majority of our board of directors be comprised of independent directors.

Committees of the Board of Directors

Pursuant to our amended and restated by-laws, our board of directors is permitted to establish committees of one or more directors from time to time as it deems appropriate. Currently, our board of directors has an audit committee and a compensation committee. The membership and function of each committee are described below.

Audit Committee

The principal duties of the audit committee are as follows:

•

to retain, compensate, oversee, evaluate and terminate any registered public accounting firm in connection with the preparation or issuance of an audit report, and to approve all audit fees and terms and any permissible non-audit services provided by the independent auditors;

•

to review the auditor’s annual audit plan, including the scope of the audit, and to recommend changes, discuss difficulties during the audit’s course, and to review any alternative treatments of financial information;

•	to review and discuss annual audited and quarterly unaudited financial statements with management and the independent auditors;

•	to periodically meet separately with management, internal auditors and the independent auditors;

•	to establish procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters;

•	to consider the Company’s major financial risk exposures and steps taken to monitor and control them;

•

to review, at least annually, the Company’s accounting principles and financial statement presentations, any analyses prepared by management or the auditor regarding significant financial reporting issues, the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company’s financial statements, and other related matters;

•	to periodically review any changes, fraud, or deficiencies with respect to the Company’s internal controls;

•	to retain independent counselor and other outside advisors, including experts in the area of accounting, as it determines necessary to carry out its duties; and

•	to report regularly to our full board of directors with respect to any issues raised by the foregoing.

Messrs. Tepner (Chair), Cassidy, Chodock and Han currently serve on the audit committee. Each member of the audit committee, other than Mr. Chodock, is “independent,” as defined under and required by the federal securities laws and the rules of the NASDAQ Global Market, including Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended, for purposes of the audit committee.

Compensation Committee

The principal duties of the compensation committee are as follows:

•	to review key employee compensation policies, plans and programs;

•	to review and approve the compensation of our chief executive officer and the other executive officers of the Company and its subsidiaries;

•	to review and approve any employment contracts or similar arrangement between the Company and any executive officer of the Company;

•	to review and consult with our chief executive officer concerning selection of officers, management succession planning, performance of individual executives and related matters; and

•

to administer our stock plans, incentive compensation plans and any such plans that the board may from time to time adopt and to exercise all the powers, duties and responsibilities of the board of directors with respect to such plans.

Messrs. Chodock (Chair), Cassidy, Han and Schoels currently serve on the compensation committee. Messrs. Cassidy and Han satisfy the director independence requirements of the rules of the NASDAQ Global Market for service on the compensation committee. Because MatlinPatterson holds more than 50% of the voting power of our voting stock, we are a “controlled company” under the rules of the NASDAQ Global Market and are therefore exempt from the requirement that our compensation committee be comprised solely of independent directors.

Nominating and Corporate Governance Committee

Our board of directors currently does not have a nominating and corporate governance committee. Messrs. Cassidy, Han and Tepner satisfy the independence requirements of the rules of the NASDAQ Global Market for service on a nominating and corporate governance committee. Because MatlinPatterson holds more than 50% of the voting power of our voting stock, we are a “controlled company” under the rules of the NASDAQ Global Market and are therefore exempt from the requirement that our nominating and corporate governance committee, if we form one, be comprised solely of independent directors.

ITEM 6.	EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Executive Compensation Philosophy and Objectives

In connection with the compensation committee’s responsibility of determining and approving the compensation for our management employees, including our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers (our named executive officers), its primary objectives are to:

•

attract and retain high quality management employees by providing total compensation opportunities with a combination of compensation elements that are competitive and comparable to those offered by peer companies in the aviation industry; and

•

align shareholder interests and management rewards by providing meaningful incentive opportunities to be earned by management if they meet pay-for-performance standards designed to increase long-term shareholder value.

Therefore, the compensation packages we provide to management, including the named executive officers, include both cash and stock-based compensation that reward performance as measured against established goals.

In determining compensation for a specific named executive officer, the compensation committee considers many factors, including the nature of the individual’s job, the individual’s job performance compared to individual goals and objectives established at the beginning of the year, the individual’s historical performance at the company and experience level in the individual’s current position, the compensation levels of competitive jobs and our financial performance.

The compensation committee reviews the total compensation for the named executive officers but sees each element as distinct. The compensation program is designed to provide a proper balance of fixed versus variable and cash versus equity compensation in order to align both short and long-term interests with overall business objectives. We have no specific formula for allocating between cash and non-cash compensation. Actual earned compensation may increase when performance is outstanding relative to individual and/or company goals. To the extent that performance goals are not achieved, compensation may be negatively impacted.

The Compensation Committee’s Processes and Procedures

The compensation committee’s primary processes and procedures for establishing and overseeing the compensation of its named executive officers include the following:

•

Meetings. The compensation committee meets several times each year (four times in 2006). Compensation committee meeting agendas are established in consultation with the compensation committee Chairman, the compensation committee’s independent compensation consultant and members of our management team.

•

Role of Independent Consultant. The compensation committee engaged a compensation consultant beginning in August 2006, to assist it in a review of our management compensation programs and to provide recommendations on potential changes to ensure that such programs facilitate the attraction, retention and motivation of the our management team and are aligned with the short-term and long-term objectives of our shareholders. The consultant participated in compensation committee meetings and also advised the compensation committee with respect to the design of a long-term incentive plan for management intended to align management interests with the interests of shareholders and to provide management with the opportunity to share in our long-term value creation. The long-term incentive plan is described in more detail below in “— Compensation Components for Executive Officers — Long-Term Equity Incentive Awards”.

•

Assessment of Company Performance. The compensation committee has established specific Company performance measures that determine the size of the payouts under our incentive bonus plans. Such plans are discussed below in “— Compensation Components for Executive Officers — Annual Cash Bonuses and Cash Incentive Awards”. In addition, the compensation committee considers the impact of significant Company events, such as our emergence from bankruptcy in 2006, in making compensation decisions.

•

Assessment of Individual Performance. The compensation committee meets with our Chief Executive Officer annually to agree upon the performance objectives for the Chief Executive Officer as well as our other named executive officers. At the end of the year, the compensation committee meets in executive session to conduct a review of the individual performance goals of each named executive officer. Such review is used to determine eligibility for payouts under our incentive cash bonus plans and forms the base of the compensation committee’s decisions with respect to other elements of compensation for the following year.

•

Role of Executive Officers. Our Chief Executive Officer is involved in formulating recommendations on matters of compensation philosophy and plan design and the specific compensation recommendations for each of the named executive officers. The Chief Executive Officer gives the compensation committee a performance assessment and compensation recommendation for each of the other named executive officers. Those recommendations are then considered by the compensation committee in approving the final determination of compensation. The compensation committee determines the compensation of the Chief Executive Officer with advice from the Chairman of our board of directors.

Compensation Components for Executive Officers

Our compensation program consists of the following components:

•	base salary;

•	annual cash bonuses and cash incentive bonuses;

•	long-term equity incentive awards;

•	severance and change of control benefits; and

•	other benefits.

The compensation committee believes this program balances both the mix of cash and equity compensation and the mix of short-term and long-term compensation necessary to further the compensation objectives discussed above. Following is a discussion of the compensation committee’s considerations in establishing each of the components of compensation for the named executive officers.

Base Salary

Base salaries paid to our named executive officers are the fixed portion of annual compensation and are intended to recognize the fundamental skills and experience of our named executive officers. The base salaries are reviewed annually by the compensation committee and are adjusted from time to time based on level of responsibility, outstanding individual performance, length of service, our financial performance, promotions and internal equity considerations. The compensation committee also takes into account the salaries paid to executives of a comparison group of other airlines and the salary provisions of its employment agreements with the named executive officers. See “Executive Compensation — Employment Agreements” for a description of the salary requirements under the employment agreements.

The compensation committee made adjustments to the base salaries of Messrs. Denison, Karnik and Yakola effective January 1, 2007. Mr. Denison’s base salary was reduced to $175,000 to reflect his relinquishing the day-to-day leadership of the Company as President and Chief Executive Officer. Mr. Karnik’s base salary was increased to $350,000 as a result of his promotion to President and Chief Executive Officer from Chief Operations Officer. Finally, Mr. Yakola’s base salary was increased to $249,500 in recognition of his performance in 2006 and the importance of his role in the Company.

Annual Cash Bonuses and Cash Incentive Awards

In 2006, we paid senior management, including our named executive officers, both a discretionary cash bonus and an incentive cash bonus earned as a result of our achieving certain financial goals. See “Executive Compensation — Employment Agreements” for provisions in the employment agreements with the named executive officers providing for eligibility to participate in our bonus and cash incentive bonus plans.

Discretionary Cash Bonus

In 2006, we paid certain key management personnel a discretionary cash bonus as a result of our successful emergence from Chapter 11 proceedings. All named executive officers, except for Messrs. Ellmer and Loew who were not with us at the time of the grant, received a one-time “emergence” bonus of $50,000. This bonus was not based on any specific financial targets being achieved or formula.

Incentive Cash Bonuses

Our objective of providing short-term incentives to our management is met by using cash-based, pay-for-performance annual incentive plans. We pay annual incentive bonuses to reward management for achieving or surpassing annual performance goals. At the beginning of each year, the compensation committee establishes performance targets for the annual incentive program. These performance targets are developed based on economic and industry factors, general market conditions and other considerations. Each eligible member of management, including the named executive officers, has a target bonus potential, expressed as a percentage of base salary that is based on his or her roles and responsibility, internal equity considerations and external competitive compensation data.

In 2006, we maintained two annual incentive cash bonus plans: the Annual Incentive Bonus Plan (“AI Bonus Plan”) and the 2006 Contribution Improvement Bonus Plan (“CI Bonus Plan”).

AI Bonus Plan. The AI Bonus Plan was designed to supplement base salaries and to reward management, including the named executive officers and other key employees, for meeting specific financial goals. The AI Bonus Plan called for annual incentive compensation awards based on our budget EBITDA for the nine month period ended December 31, 2006, as compared to the actual EBITDA for the same period. The aggregate payout for the named executive officers and other key employees at target was $1 million, the maximum payout was 150% of target and the threshold payout was 25% of target. The individual bonus target payout percentages were the same as the maximum target percentages for the CI Bonus Plan set forth below.

Inasmuch as the actual EBITDA target was not achieved in 2006, no cash bonuses were paid to the named executive officers or other employees under the AI Bonus Plan.

CI Bonus Plan. The CI Bonus Plan was a one-time plan approved following our emergence from Chapter 11 proceedings. The purpose of the CI Bonus Plan was to provide greater incentives to those employees who were responsible for our future growth, profitability and continued success and to strengthen our ability to attract, motivate and retain such employees. There were approximately ten employees, including all the named executive officers other than Mr. Ellmer, who were participants under the CI Bonus Plan, and each received an annual bonus award. The CI Bonus Plan called for annual incentive compensation awards based on our financial performance compared with fully allocated budgeted EBITDA for our scheduled service segment for the second, third and fourth quarters of 2006. The payout upon the achievement of certain goals was equal to a percentage of base salary, which was set at the initiation of the CI Bonus Plan in May 2006. Those percentages were determined on an individual basis, taking into account responsibilities, prior experience and recent performance of the relevant employee. The maximum payout for Messrs. Denison and Karnik was 55% of base salary and the maximum payout for Messrs. Yakola and Loew was 45% of base salary.

Inasmuch as all the financial targets in the CI Bonus Plan were not achieved, the eligible named executive officers did not receive the full award for which they were eligible but were paid only 75% of the target bonus. The aggregate of the two payouts for each of the named executive officers is set forth in the “Summary Compensation Table”.

Long-Term Equity Incentive Awards

In 2006, our long-term incentive program was based on the award of stock options. The award of stock options furthers our objectives to enhance the link between the creation of shareholder value and long-term executive incentive compensation; provide an opportunity for increased equity ownership by management; and maintain competitive levels of total compensation.

In 2006, we issued options to management, including the named executive officers, under two stock option plans: The Stock Option Plan for Management Employees of New ATA Holdings Inc. and its Subsidiaries (the “Chapter 11 Emergence Plan”) and the New ATA Holdings Inc. 2006 Long-Term Incentive Plan (the “LTIP”). See “Executive Compensation — Employment Agreements” for provisions in the employment agreements with the named executive officer providing for eligibility for equity-based compensation awards.

Chapter 11 Emergence Plan. Pursuant to our Chapter 11 Plan of Reorganization approved by the Bankruptcy Court on January 31, 2006, our management team was granted 5% of the fully diluted shares of the

Company. The compensation committee was responsible for allocation of the stock options to the individual members of the management team. The compensation committee issued stock options, as opposed to an outright distribution of shares, because it believed stock options provide our management team with long-term incentive opportunities that are aligned with the shareholder benefits of an increased common stock value. Stock options are “pay-for-performance” awards because they have no value unless the share price appreciates.

On March 23, 2006, the compensation committee granted stock options under the Chapter 11 Emergence Plan to approximately 40 employees. The seven-year options granted at the market price of our stock on the date of grant, help focus employees on long-term growth. These options vest and become exercisable in three equal annual installments, with the first installment vesting March 1, 2007. The per share exercise price for the stock options granted under the Chapter 11 Emergence Plan on March 23, 2006, is $10.00. On October 4, 2006, the compensation committee granted stock options to Mr. Ellmer, who joined us in September 2006, at a per share exercise price of $14.00, based on its assessment of the increase in the value of our shares since MatlinPatterson’s February 28, 2006 purchase of Company shares. Options under the Chapter 11 Emergence Plan were granted with an exercise price equal to the fair market value of a share on the date of the grant.

LTIP. The objectives of the LTIP are to reward achievement over a multi-year period, align the interests of executives with those of shareholders by focusing executives on the shareholder return performance of the Company and provide a retention mechanism through multi-year vesting.

Only seven members of our management participate in the LTIP, including the named executive officers and two non-executive officers. The seven-year options granted under the LTIP were divided into four tranches, with exercise prices of shares within each tranche ranging from $30.00 per share to $60.00 per share. A portion of shares issued under each tranche vest and become exercisable in three equal annual installments with the first installment vesting September 12, 2008. Information with respect to exercise and vesting is provided in the “Outstanding Equity Awards at Fiscal Year End” table.

Grant Timing and Price. The compensation committee procedure for the timing of equity grants provides assurance that grant timing is not being manipulated to result in a price that is favorable to management. We do not plan to time, and have not timed, our release of material non-public information for the purpose of affecting the value of compensation to our management team. We do not have any program, plans or practices of awarding stock options and setting the exercise price based on the stock’s price on a date other than the actual grant date.

The stock options granted under the Chapter 11 Emergence Plan on March 23, 2006 were granted with an exercise price of $10.00 per share, the fair market value of our common shares on such grant date. The stock options granted to Mr. Ellmer on October 4, 2006 under the Chapter 11 Emergence Plan were granted with an exercise price of $14.00 per share, which the compensation committee determined to be the fair market value of the shares on the date of grant based on its assessment of the increase in the value of our shares since MatlinPatterson’s February 28, 2006 purchase of Company shares. The options granted under the LTIP were granted on September 12, 2006, at exercise prices substantially in excess of the market value of our common shares on such date.

Accelerated Vesting of Stock Options. As set forth in the employment agreements of the named executive officers, as well as the stock option agreements executed pursuant to the Chapter 11 Emergence Plan and LTIP, upon the occurrence of a change of control (referred to in the Chapter 11 Emergence Plan, LTIP and/or the stock option agreements as a “Significant Event” and defined in “Executive Compensation — Potential Payments Upon Termination or a Change of Control”) or a Tag Along Event (as defined in Executive Compensation — Potential Payments Upon Termination or a Change of Control”), or upon the termination of the optionee’s full time employment because of a termination without cause, death, disability, or retirement after age 60, the options granted under such plans immediately vest and become exercisable in full with respect to all shares.

Severance and Change of Control Benefits

In 2006, we entered into employment agreements with certain members of our management team, including the named executive officers. The agreements were entered into as a means of providing more certainty and stability for both us and the management employees upon our emergence from bankruptcy and in light of the changes to our ownership, including the majority ownership by MatlinPatterson. Upon termination of employment, the employment agreements with each of our named executive officers provide for certain severance payments, the amount of which is affected by the reason for the termination and whether such termination is in connection with a change of control.

•

Severance Payments. Severance payments, which are payable upon a termination by us without cause, a termination by the named executive officer for material breach, or a termination due to death or disability, include a multiple of such officer’s annual base pay, any target bonus under the AI Bonus Plan and certain welfare and travel benefits, including a tax gross up for welfare benefits in certain cases. The provisions for severance payments and benefits were a result of individual negotiations with the named executive officers. The compensation committee also determined that providing for severance payments in the executive officers’ employment agreements was in the best interest of the Company and our shareholders because the executive officer must comply with certain post-termination restrictions set forth in the employment agreement in order to obtain such severance payments. These restrictions include providing us with a release agreement, agreeing not to disclose any of our confidential information or trade secrets, and agreeing to certain provisions relating to non-competition, non-solicitation of employees and non-interference with contractors and vendors.

•

Severance Payments in Connection with a Change in Control. The compensation committee considers the retention of an effective management team to be essential to protecting and enhancing the best interests of the Company and our shareholders. To that end, the compensation committee recognizes that the possibility of a change in control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among senior management, including the named executive officers, may result in the departure or distraction of senior management personnel to the detriment of the Company and our stockholders. Accordingly, the compensation committee determined that appropriate steps should be taken to encourage the continued attention and dedication of our senior management to assigned duties without the distraction that may arise from the possibility of a change in control. These steps are also intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the Company. In addition, these steps are intended to align senior management and shareholder interests by enabling senior management to consider corporate transactions that are in the best interest of the shareholders without undue concern whether transactions may jeopardize such individuals’ own employment. As a result, the employment agreements with our named executive officers contain a change in control severance feature that utilizes a “double trigger.” In order for change in control severance benefits to be “triggered”, a change in control must occur and the named executive officer must be terminated by us without cause or have “good reason” to terminate his employment, in each case, within 90 days of a change in control.

For a description of benefits provided as part of a severance payment and as part of a severance payment in connection with a change in control, see “Executive Compensation — Potential Payments Upon Termination or Change of Control” below.

Other Benefits

We provide our named executive officers with benefits that are generally available to all our employees, including a 401(k) plan matching contribution, medical, dental, vision, life insurance, accidental death & dismemberment, long term disability, employee assistance plan, flexible spending accounts and travel benefits. With respect to short-term disability, we provide a self-funded salary continuance program for management based on years of service; other employees participate in our short term disability plan. For 2006, no amounts were paid under this program to the named executive officers. We believe that these welfare benefits are appropriate and reasonable.

Report of the Compensation Committee on Executive Compensation

The compensation committee consists of Chairman Marc Chodock, Peter Schoels and independent directors, Duane Cassidy and Bernard Han. None of the executive officers serve on the compensation committee.

The compensation committee has reviewed and discussed the “Compensation Discussion and Analysis” required by Item 402(b) of Regulation S-K with Company management. Based on such review and discussions, the compensation committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be included in this Form 10.

Respectfully submitted,

/s/ MARC CHODOCK	/s/ DUANE CASSIDY
Marc Chodock,	Duane Cassidy
Chairman

/s/ PETER SCHOELS	/s/ BERNARD HAN
Peter Schoels	Bernard Han

Executive Compensation

Summary Compensation Table

The following table sets forth information with respect to compensation earned by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers (referred to as our “named executive officers”) for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
John Denison Chairman of the Board of Directors (3)	2006	280,000	50,000	315,719	115,500	0	761,219

Subodh Karnik President and Chief Executive Officer, Director (4)	2006	270,000	50,000	169,132	111,375	4,290	604,797

Douglas Yakola Chief Financial Officer	2006	225,450	50,000	106,899	76,107	8,580	467,036

Gary Ellmer Senior VP, Operations and Charter Sales (5)	2006	57,885	0	36,177	0	0	94,062

Josef Loew Senior VP, Marketing and Scheduled Service Sales (6)	2006	168,750	0	106,899	75,938	0	351,587

(1)	The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, of awards pursuant to the Chapter 11 Emergence Plan and the LTIP. Assumptions used in the calculation of these amounts are included in Note 8, “Stock Option Plans” to our audited financial statements for the fiscal year ended December 31, 2006 included elsewhere in this Form 10 filing. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)	The amounts in this column reflect our matching contribution under our 401(k) plan. No named executive officer received perquisites in 2006 with an aggregate value greater than $10,000.

(3)	As of December 31, 2006, Mr. Denison served as our President and Chief Executive Officer. Mr. Denison resigned from this position on January 1, 2007 and currently serves as Chairman of our board of directors.

(4)	As of December 31, 2006, Mr. Karnik served as our Chief Operating Officer. Mr. Karnik became President and Chief Executive Officer on January 1, 2007, following Mr. Denison’s resignation from that position, and became a director in May 2007.

(5)	Mr. Ellmer commenced his employment with us on September 11, 2006.

(6)	Mr. Loew commenced his employment with us on March 20, 2006.

Grants of Plan-based Awards

The following table sets forth information on stock option awards and awards under our non-equity incentive plans to our named executive officers during the fiscal year ending as of December 31, 2006.

	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name			Threshold ($)	Target ($) (1)	Maximum ($)
John Denison	3/23/2006					110,000	10.00	578,000
	4/12/2006	(1)	77,000	154,000	154,000
	4/12/2006	(2)	38,500	154,000	231,000
	9/12/2006					150,000	30.00	458,000
	9/12/2006					100,000	40.00	243,000
	9/12/2006					100,000	50.00	200,000
	9/12/2006					100,000	60.00	168,000

Subodh Karnik	3/23/2006					80,000	10.00	428,800
	4/12/2006	(1)	74,250	148,500	148,500
	4/12/2006	(2)	37,125	148,500	222,750
	9/12/2006					100,000	30.00	305,000
	9/12/2006					66,667	40.00	162,000
	9/12/2006					66,667	50.00	133,000
	9/12/2006					66,666	60.00	112,000

Douglas Yakola	3/23/2006					55,000	10.00	294,800
	4/12/2006	(1)	50,727	101,453	101,453
	4/12/2006	(2)	25,363	101,453	152,180
	9/12/2006					50,000	30.00	153,000
	9/12/2006					33,334	40.00	81,000
	9/12/2006					33,333	50.00	67,000
	9/12/2006					33,333	60.00	56,000

Gary Ellmer	9/12/2006					50,000	30.00	153,000
	9/12/2006					33,334	40.00	81,000
	9/12/2006					33,333	50.00	67,000
	9/12/2006					33,333	60.00	56,000
	10/4/2006					30,000	14.00	134,000
	10/4/2006	(2)	24,188	96,790	145,125

Josef Loew	3/23/2006					55,000	10.00	294,800
	4/12/2006	(1)	50,727	101,453	101,453
	4/12/2006	(2)	25,312	101,250	151,875
	9/12/2006					50,000	30.00	153,000
	9/12/2006					33,334	40.00	81,000
	9/12/2006					33,333	50.00	67,000
	9/12/2006					33,333	60.00	56,000

(1)	Represents awards under the CI Bonus Plan. Payments actually made were at 75% of the target bonus. No further payments will be made with respect to these awards.

(2)	Represents awards under the AI Bonus Plan. Because company targets were not met for the applicable performance period, none of these awards have been or will be paid out.

Outstanding Equity Awards at Fiscal Year-end

The following table sets forth the outstanding equity awards as of December 31, 2006, held by each of our named executive officers.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
John Denison	—	110,000	(1)	10.00	3/23/2013
	—	150,000	(2)	30.00	9/11/2013
	—	100,000	(2)	40.00	9/11/2013
	—	100,000	(2)	50.00	9/11/2013
	—	100,000	(2)	60.00	9/11/2013

Subodh Karnik	—	80,000	(3)	10.00	3/23/2013
	—	100,000	(2)	30.00	9/11/2013
	—	66,667	(2)	40.00	9/11/2013
	—	66,667	(2)	50.00	9/11/2013
	—	66,666	(2)	60.00	9/11/2013

Douglas Yakola	—	55,000	(3)	10.00	3/23/2013
	—	50,000	(2)	30.00	9/11/2013
	—	33,334	(2)	40.00	9/11/2013
	—	33,333	(2)	50.00	9/11/2013
	—	33,333	(2)	60.00	9/11/2013

Gary Ellmer	—	30,000	(4)	14.00	10/4/2013
	—	50,000	(2)	30.00	9/11/2013
	—	33,334	(2)	40.00	9/11/2013
	—	33,333	(2)	50.00	9/11/2013
	—	33,333	(2)	60.00	9/11/2013

Josef Loew	—	55,000	(3)	10.00	3/23/2013
	—	50,000	(2)	30.00	9/11/2013
	—	33,334	(2)	40.00	9/11/2013
	—	33,333	(2)	50.00	9/11/2013
	—	33,333	(2)	60.00	9/11/2013

(1)	These awards vest as follows: 55,000 on 3/1/2007 and 27,500 each on March 1, 2008 and March 1, 2009.

(2)	These awards vest as follows: 20% on 9/12/2008, 30% on 9/12/2009, and 50% on September 12, 2010.

(3)	These awards vest as follows: three equal installments on each of March 1, 2007, March 1, 2008 and March 1, 2009.

(4)	These awards vest as follows: three equal installments on each of October 4, 2007, October 4, 2008 and October 4, 2009.

None of the named executive officers exercised any stock options in 2006.

The Company does not provide any nonqualified deferred compensation to the named executive officers.

Employment Agreements

The Company entered into employment agreements with each of the named executive officers in 2006. On January 1, 2007, the employment agreement with Mr. Karnik was amended and restated to reflect his promotion to the position of President and Chief Executive Officer and the employment agreement with Mr. Denison was amended and restated to reflect his new position as Chairman of the Board of Directors. The following is a description of the material terms of the compensation provided to the named executive officers during their employment pursuant to the employment agreements. See “Potential Payments Upon Termination or Change of Control” for a description of the payments and benefits that would be provided to the named executive officers in connection with a termination of their employment or a change in control of the Company.

The employment agreements provide for indefinite terms and annual base salary amounts as follows: Mr. Denison ($175,000); Mr. Karnik ($350,000) (the base salary applicable prior to the amendment of Mr. Karnik’s employment agreement on January 1, 2007 was $270,000); Mr. Yakola ($225,000); Mr. Ellmer ($215,000); and Mr. Loew ($225,000). The base salaries for Messrs. Ellmer and Loew, which are shown in the “Summary Compensation Table”, were pro-rated for their employment during 2006. For 2007, Mr. Yakola’s base salary was increased to $249,500 by the compensation committee. Pursuant to the employment agreements, the base salary will be reviewed on an annual basis.

Pursuant to the employment agreements, each named executive officer was also eligible for awards under various of the Company’s cash and equity incentive plans as follows:

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Mr. Denison: Pursuant to his employment agreement, Mr. Denison is eligible to participate in the Company’s Chapter 11 Emergence Plan and LTIP. Under Mr. Denison’s employment agreement in effect in 2006, prior to its amendment on January 1, 2007, he was also eligible in 2006 for the CI Bonus Plan and AI Bonus Plan.

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Mr. Karnik: Pursuant to his employment agreement, Mr. Karnik is eligible to participate in each of the AI Bonus Plan, CI Bonus Plan, LTIP and Chapter 11 Emergence Plan (the “Plans”). The maximum bonus payable under the AI Bonus Plan is 125% of base salary; this maximum also applies to the 2007 annual bonus.

•	Mr. Yakola: Pursuant to his employment agreement, Mr. Yakola is eligible to participate in each of the Plans. No maximum bonus is indicated in the employment agreement.

•

Mr. Ellmer: Pursuant to his employment agreement, Mr. Ellmer is eligible to participate in each of the Plans other than the CI Bonus Plan. The maximum bonus payable under the AI Bonus Plan is 50% of base salary.

•	Mr. Loew: Pursuant to his employment agreement, Mr. Loew is eligible to participate in each of the Plans. No maximum bonus is indicated in the employment agreement.

For 2006, no payments were made under the AI Bonus Plan and the CI Bonus Plan was paid out at 75% of target.

Pursuant to the employment agreements, each named executive officer is entitled to participate in employee health and welfare benefits generally made available to employees of the Company and their eligible dependents. The named executive officer and his spouse and dependents are also entitled to lifetime, positive space passes on ATA, and other carriers with whom ATA has reciprocal pass arrangements. The following named executive officers have additional relocation benefits under their employment agreements:

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Messrs. Karnik and Loew: Pursuant to their employment agreements, each of Messrs. Karnik and Loew was entitled to relocation benefits in accordance with the Company’s relocation policy upon the relocation of his permanent residence to the Indianapolis, Indiana area prior to July 1, 2006.

•	Mr. Ellmer: Pursuant to his employment agreement, Mr. Ellmer was entitled to a relocation allowance of $25,000 (gross) in connection with his relocation to the Indianapolis, Indiana area prior to

December 11, 2006. In addition, the Company was required to reimburse Mr. Ellmer for housing and rental car expenses until the earlier of Mr. Ellmer’s moving to a permanent residence in Indianapolis and December 11, 2006.

Equity-Incentive Plans

The Company maintains two equity-based compensation plans under which awards have been granted to the named executive officers, the Stock Option Plan for Management Employees of New ATA Holdings, Inc. (the “Chapter 11 Emergence Plan”) and the New ATA Holdings’ Inc. 2006 Long Term Incentive Plan (the “LTIP”).

Chapter 11 Emergence Plan

For reasons discussed in the “Compensation Discussion and Analysis”, the compensation committee granted options under the Chapter 11 Emergence Plan to its named executive officers on March 23, 2006, and to Mr. Ellmer on October 4, 2006. Other than as specified below, each award contains the same principal terms and conditions, which are described below.

Exercise price. The exercise price for the grants on March 23, 2006 to the named executive officers other than Mr. Ellmer, was $10.00, which was the price paid by MatlinPatterson for Company shares on February 28, 2006, in connection with the Plan of Reorganization. The exercise price for the grant on October 4, 2006, to Mr. Ellmer was based on the compensation committee’s determination that $14.00 per share was the fair market value of shares underlying the options on that date.

Vesting. The vesting schedule for each stock option award is indicated in the notes to the “Outstanding Equity Awards at Fiscal Year End” table. However, upon the occurrence of a change in control (referred to in the award agreements as a “Significant Event”) and a “Tag Along Event” (each as defined below in “— Potential Payments Upon Termination or Change of Control”), or upon the termination of the optionee’s full-time employment because of a termination without cause, death, disability or retirement after age 60, the options will become immediately exercisable in full.

Forfeiture. Under the terms of the award agreements, in the event the optionee ceases to be a full-time employee other than for “cause”, the option will terminate at the end of three months following the date the optionee ceases to be a full-time employee. In the event of a termination for “cause”, the option will expire on the date of termination. In the event of a termination due to death, disability or retirement after age 60 while a full-time employee of the Company, the option will terminate at the end of one year following the date of termination.

Exercise. Each stock option may be exercised solely to the extent vested.

Term. Each stock option grant will expire as indicated in the “Outstanding Equity Awards at Fiscal Year End” table.

LTIP

In 2006, the Company granted its named executive officers stock options under the LTIP on September 12, 2006, and to Mr. Ellmer on October 4, 2006. The compensation committee’s reasons for making these grants is discussed in the “Compensation Discussion and Analysis”. Each of the awards contain the same principal terms and conditions which are described below.

Vesting and Exercise Price. Options awarded under the LTIP vest in three installments as follows: 20% on September 12, 2008; 30% on September 12, 2009; and 50% on September 12, 2010. See the “Outstanding Equity Awards at Fiscal Year End” table for exercise price and vesting schedules of options granted under the LTIP. The exercise price of the options are all greater than the fair market value of the shares on the date of grant, which was $10.00, on March 28, 2006 and $14.00, on October 4, 2006. However, upon the occurrence of a change in control (referred to in the award agreement as a “Significant Event”) and a “Tag Along Event” (each as defined below in “— Potential Payments Upon Termination or Change of Control”), or upon the termination of the optionee’s full-time employment because of a termination without cause, death, disability or retirement after age 60, the options will become immediately exercisable in full.

Forfeiture. Under the terms of the award agreements, in the event the optionee ceases to be a full-time employee other than for “cause”, the option will terminate at the end of three months following the date the optionee ceases to be a full-time employee. In the event of a termination for “cause”, the option will expire on the date of termination. In the event of a termination due to death, disability or retirement after age 60 while a full-time employee of the Company, the option will terminate at the end of one year following the date of termination.

Exercise. Each stock option may be exercised solely to the extent vested.

Term. Each stock option grant will expire as indicated in the “Outstanding Equity Awards at Fiscal Year End” table.

Non-Equity Incentive Plans

The Company maintained two non-equity incentive plans in 2006, the 2006 Annual Incentive Bonus Plan (the “AI Bonus Plan”) and the 2006 Contribution Improvement Bonus Plan (the “CI Bonus Plan”).

AI Bonus Plan

The Company maintains an annual incentive bonus plan, which provides for payments to be made in the event certain EBITDA targets were met. In 2006, targets were not met and no payments were made under the annual bonus plan. For an additional discussion of the AI Bonus Plan, see “Compensation Discussion and Analysis — Compensation Components for Executive Officers — Annual Cash Bonuses and Cash Incentive Awards”.

CI Bonus Plan

The Company maintained the CI Bonus Plan, which provided for payments to be made in the event certain adjusted pro forma EBITDA targets were met. Payments under the CI Bonus Plan were made in two installments and the aggregate payments are reflected in the “Summary Compensation Table” under the “Non-Equity Incentive Plan” column. Mr. Ellmer did not receive payments under the CI Bonus Plan in 2006 because he commenced employment after the commencement of the applicable performance period. For an additional discussion of the CI Bonus Plan, see “Compensation Discussion and Analysis — Compensation Components for Executive Officers — Annual Cash Bonuses and Cash Incentive Awards”.

Potential Payments Upon Termination or Change of Control

This section outlines the potential payments that may be made to the named executive officers in the event of termination or change of control pursuant to their employment agreements and our benefit plans. As indicated in the “Compensation Discussion and Analysis”, on January 1, 2007, we entered into new employment agreements with Messrs. Denison and Karnik. The descriptions and amounts in “Employment Agreements” and “Potential Payments Upon Termination or Change in Control Table” below reflect the employment agreements in effect during the fiscal year ended December 31, 2006. We have also included a separate section, “New Employment Agreements with Messrs. Denison and Karnik” below, which provides a summary of the key changes to the termination and change of control provisions under our employment agreements with Messrs. Denison and Karnik.

Employment Agreements

Under the employment agreements, if the named executive officer’s employment is terminated by us without cause (as defined in the employment agreement) or by the named executive officer due to a “material breach” (defined below), the named executive officer is entitled to the following payments and benefits in addition to accrued rights (which includes vesting of equity as described in “Equity Based Compensation” below):

(a) lump sum cash severance equal to 12 months of base salary; and

(b) supplemental severance compensation of 12 monthly payments, each equal to the sum of the monthly COBRA premium the named executive officer would pay if he elected to exercise his COBRA rights, grossed up for taxes, until the named executive officer obtains equal or greater coverage under the plans of a subsequent employer.

The term “material breach” means (i) any material breach by the Company of the employment agreement which is not cured within 10 business days following receipt of written notice of the breach by the individual; (ii) a material reduction in title, rank, responsibilities or compensation (except where done broadly across the individual’s peer group); or (iii) relocation of the individual’s place of primary employment from the Indianapolis, Indiana, metropolitan area (unless the relocation is to the metropolitan area in which the individual’s primary residence is maintained).

In the event of a termination by us for cause, the named executive officer is entitled to payment of accrued rights, except that, if the named executive officer is terminated due to any of the following, accrued or vested bonuses or stock options after such event will be forfeited: (a) the executive officer’s conviction of, pleading guilty to, or pleading nolo contendere or its equivalent to, a felony or any crime involving moral turpitude; (b) the executive officer’s engaging in any illegal conduct or willful misconduct in the performance of the executive officer’s employment duties; or (c) the executive officer’s engaging in any fraudulent or tortious conduct in the executive officer’s dealing with, or on behalf of, either the Companies (or their affiliates).

In the event the named executive officer’s employment terminates due to his disability (not defined in the employment agreement), the named executive officer will be entitled to the following payments and benefits in addition to accrued rights (which includes vesting of equity as described in “Equity Based Compensation” below):

(a) six months of continued base salary; and

(b) six months of continued health and welfare benefits and travel benefits.

In the event the named executive officer’s employment terminates due to death, the named executive officer will be entitled to the following payments and benefits in addition to accrued rights (which includes vesting of equity as described in “Equity Based Compensation” below):

(a) payment of base salary for an additional three months following the date of death;

(b) three months of health and welfare benefits for the named executive officer’s spouse and dependents; and

(c) 12 months of travel benefits for the named executive officer’s spouse and dependents.

If the named executive officer terminates his employment without good reason and other than for material breach, he is entitled to accrued payments and benefits; provided, however, that the named executive officer will not be entitled to travel benefits if he has not been employed by the Company for at least five years.

The named executive officers are also entitled to certain “double trigger” benefits in the event of termination by the Company without cause or by the named executive officer for “good reason” (defined below), in each case within 90 days following a change in control (as defined below). In the event of such termination, the named executive officer will be entitled to the following payments and benefits in addition to accrued rights (which include vesting of equity as described in “Equity Based Compensation” below):

(a) severance compensation equal to 12 months (24 months if terminated without cause) of base salary plus any bonus which was earned before the employment termination date minus, in the case of a termination for good reason, the base salary paid to the executive officer for the period from the change in control to the employment termination date;

(b) continued payments for 12 months (24 months if terminated without cause) of the amount equal to the monthly COBRA premium for the executive officer and any eligible dependents; and

(c) continued travel benefits.

The term “good reason” is defined as (a) a material reduction in the nature or scope of executive officer’s authority or (b) any reduction in the base salary, executive officer’s participation level in any of the incentive plans, or a reduction in the health, welfare or other employment benefits.

For purposes of the employment agreements, the term “change of control” is defined as: (a) the consummation of a sale or other disposition of all or substantially all of the assets of the Company or certain of its affiliates; (b) the acquisition by any individual, entity or group (excluding any individual, entity or group which already has beneficial ownership of more than 50% of the outstanding equity interests of the Company or certain of its affiliates) of beneficial ownership of more than 50% of the outstanding equity interests of any of the Company or certain of its affiliates; or (c) the acquisition by any individual, entity or group (excluding MatlinPatterson) of a controlling interest (i.e. “golden share”) that would allow such individual, entity or group to exercise effective control of and/or veto power with respect to the Company or certain of its affiliates; or (d) solely for purposes of triggering the period during which the named executive officer may terminate the employment agreement for “good reason”, a merger, consolidation, acquisition or other business combination.

In order to receive severance payments, the named executive officer must sign a release. In addition, each employment agreement contains covenants for the benefit of the Company relating to non-competition during the term of employment and post-employment benefits, protection of our confidential information, and non-solicitation of Company employees for one year following termination of the named executive officer’s employment for any reason.

New Employment Agreements with Messrs. Denison and Karnik

Pursuant to the terms of his new employment agreement dated January 1, 2007, Mr. Denison will receive substantially the same payments and benefits as under his prior agreement with the following exceptions:

(a) in the event of a termination by us without cause, by Mr. Denison for material breach, due to death or disability or by Mr. Denison for good reason, Mr. Denison will only receive accrued rights; and

(b) Mr. Denison no longer receives double trigger benefits in the event of a change in control if his employment is terminated by us without cause or by Mr. Denison for good reason following the change in control.

Pursuant to the terms of his new employment agreement dated January 1, 2007, Mr. Karnik will receive substantially the same payments and benefits as under his prior agreement, with the following exceptions:

(a) in the event of a termination by us without cause, by Mr. Karnik for material breach, due to death or disability or by Mr. Karnik for good reason within 90 days following a change in control, Mr. Karnik will receive a lump sum payment equal to the target bonus under the AI Bonus plan for the year of termination, provided that the target bonus will be no less than the target bonus for the immediately preceding year; and

(b) in the event of a termination by us without cause within 90 days following a change in control, Mr. Karnik will receive a lump sum payment equal to two times the target bonus under the AI Bonus plan for the year of termination, provided that the target bonus will be no less than the target bonus for the immediately preceding year.

In connection with the approval Mr. Karnik’s new employment agreement, the compensation committee acted to provide the same target bonus severance benefit contained in Mr. Karnik’s new agreement to the other named executive officers (other than Mr. Denison), but without formally amending their existing employment agreements.

Equity-Based Compensation

Options granted to the named executive officers are granted pursuant to the Chapter 11 Emergence Plan and the LTIP (together, the “Management Plans”).

Pursuant to the Management Plans, in the event of a termination of the optionee’s full-time employment because of a termination without cause, death, disability (as defined in the option award agreement) or retirement after age 60, the options will immediately become exercisable in full. Furthermore, in the event the optionee ceases to be a full-time employee other than for “cause”, the option will terminate at the end of three months following the date the optionee ceases to be a full-time employee. In the event of a termination for “cause” the option will expire on the date of termination. In the event of a termination due to death, disability or retirement after age 60 while a full-time employee of the Company, the option will terminate at the end of one year following the date of termination.

Pursuant to the terms of the Management Plans or the award agreements with the named executive officers, in the event of a change of control (which are referred to in the Management Plans as a “Significant Event”) or a Tag Along Event (each as defined below), all unvested options immediately vest. For purposes of the equity-based compensation plans, the term “change of control” is defined as: (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of capital stock of the Company entitled to vote generally in any election of directors (“Voting Stock”) would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the outstanding Voting Stock immediately prior to the merger have the same proportionate voting interests in the capital stock of the surviving corporation immediately after the merger, (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company, (c) the adoption of any plan for the liquidation or dissolution of the Company or (d) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire board of directors ceased for any reason to constitute a majority thereof unless the election, or the nomination for election by our shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

A “Tag Along Event” is defined as: a sale of our Class A Common Stock, par value $0.0001, by a holder of Class A Common Stock of the Company which holds at least 25% of the voting stock of the Company (a “Qualified Class A Stockholder”) in which the purchaser of such stock acquires shares representing 50% or more of the then outstanding Class A Common Stock of the Qualified Class A Stockholder.

Potential Payments Upon Termination or Change of Control Table

The following table sets forth the estimated payments and other benefits that would have been received by each named executive officer employed by us as of December 29, 2006 (the last business day of 2006), or his or her estate, under existing agreements, plans and arrangements, if the named executive officer’s employment had terminated on December 29, 2006 under the following circumstances:

•	voluntary termination by the named executive officer,

•	termination by the named executive officer for material breach by us,

•	termination by us without cause,

•	termination by the named executive officer with good reason following a change of control,

•	termination by us without cause following a change of control,

•	termination by us for cause,

•	termination as a result of disability or

•	termination as a result of death.

The amounts are calculated based on a per share price of $14.00 as of December 29, 2006.

The amounts do not include amounts payable pursuant to our contract, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of the Company and that are available generally to all salaried employees, such as accrued base salary and vacation and long-term disability payments. Amounts also do not include the value of travel benefits as there is no incremental cost to the Company for providing such benefits. As indicated above, the amounts are based on the employment agreement in effect for the fiscal year ended December 31, 2006 and do not reflect any changes to the terms of the employment agreements with Messrs. Denison and Karnik effective as of January 1, 2007. The amounts below are only estimates, and actual amounts to be paid out can only be determined at the time of such executive’s separation from the Company.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/29/2006 ($)	Voluntary Termination for Material Breach ($)	Involuntary Not For Cause Termination on 12/29/2006 ($)	Voluntary Termination for Good Reason (Change of Control) on 12/29/2006 ($)	Involuntary Not for Cause Termination (Change of Control) on 12/29/2006 ($)	For Cause Termination on 12/29/2006 ($)	Disability on 12/29/2006 ($)	Death on 12/29/2006 ($)
John Denison
Cash Severance (1)	0	280,000	280,000	280,000	560,000	0	140,000	70,000
Health and Welfare Benefits (2)	0	0	0	0	0	0	0	0
Equity Treatment (3)	0	440,000	440,000	440,000	440,000		440,000	440,000
Gross-Up for Welfare Benefits (4)	0	0	0	0	0	0	0	0

TOTAL	0	720,000	720,000	720,000	1,000,000		580,000	510,000

Subodh Karnik
Cash Severance (1)	0	270,000	270,000	270,000	540,000	0	135,050	67,500
Health and Welfare Benefits (2)	0	16,625	16,625	16,625	33,250	0	6,192	3,096
Equity Treatment (3)	0	320,000	320,000	320,000	320,000	0	320,000	320,000
Gross-Up for Welfare Benefits (4)	0	9,234	9,234	9,234	20,668	0	0	0

TOTAL	0	615,859	615,859	615,859	913,918	0	461,242	390,596

Douglas Yakola
Cash Severance (1)	0	225,450	225,450	225,450	450,900	0	112,725	56,363
Health and Welfare Benefits (2)	0	15,311	15,311	15,311	30,622	0	6,240	3,120
Equity Treatment (3)	0	220,000	220,000	220,000	220,000	0	220,000	220,000
Gross-Up for Welfare Benefits (4)	0	11,240	11,240	11,240	21,814	0	0	0

TOTAL	0	472,001	472,001	472,001	723,336	0	338,965	279,483

Gary Ellmer
Cash Severance (1)	0	215,000	215,000	215,000	430,000	0	107,500	53,750
Health and Welfare Benefits (2)	0	11,004	11,004	11,004	22,008	0	3,988	1,011
Equity Treatment (3)	0	0	0	0	0	0	0	0
Gross-Up for Welfare Benefits (4)	0	5,850	5,850	5,850	13,146	0	0	0

TOTAL	0	231,854	231,854	231,854	465,154	0	111,488	54,761

Josef Loew
Cash Severance (1)	0	225,000	225,000	225,000	450,000	0	112,500	56,520
Health and Welfare Benefits (2)	0	9,631	9,631	9,631	19,262	0	4,133	1,048
Equity Treatment (3)	0	220,000	220,000	220,000	220,000	0	220,000	220,000
Gross-Up for Welfare Benefits (4)	0	4,494	4,494	4,494	11,118	0	0	0

TOTAL	0	459,125	459,125	459,125	700,380	0	336,633	277,568

(1)	Represents following amounts of base salary: (a) 12 months for Voluntary Termination for Material Breach, Not For Cause Termination, and Voluntary Termination for Good Reason (Change of Control) columns; (b) 24 months for Involuntary Not for Cause Termination (Change of Control) column; (c) 6 months for Disability column; and (d) 3 months for Death column.

(2)	Represents estimated value of health and welfare benefits for financial accounting purposes for the following periods after termination: (a) 12 months for Voluntary Termination for Material Breach, Not For Cause Termination, and Voluntary Termination for Good Reason (Change of Control) columns; (b) 24 months for Involuntary Not for Cause Termination (Change of Control) column; (c) 6 months for Disability column; and (d) 3 months for Death column.

(3)	Represents difference between the exercise price of the option and the fair market value of a common share on December 29, 2006, which was $14.00, as determined by the compensation committee, multiplied by the number of unvested options held by the named executive officer on December 29, 2006.

(4)	Represents tax gross up for welfare benefits, as applicable.

Director Compensation

We do not provide compensation to our employee directors or to directors who are appointed to our board of directors by MatlinPatterson. For our other directors, our general practice is to provide annual fees of $25,000 per director. Harvey Tepner, our audit committee chairman, receives an addition $10,000 fee. In addition, we provide a $2,500 fee per board meeting attended and $1,000 fee per committee meeting attended. Generally, we hold twelve board meetings, four audit committee meetings and four compensation committee meetings per year.

We also provided each non-employee, non-MatlinPatterson-appointed director with options to purchase 10,000 shares and 1,000 restricted shares, each of which vests in three equal annual installments. These grants were made upon the appointment of the director to the board.

The following table sets forth information with respect to compensation earned by our non-employee directors other than directors appointed to our board of directors by MatlinPatterson for the fiscal year ended December 31, 2006. We do not provide compensation to our employee directors or our directors appointed by MatlinPatterson.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Option Awards ($)		All Other Compensation ($)	Total ($)
Gen. Duane H. Cassidy	38,375	10,000	(1)	54,000	(1)	—	102,375
Bernard L. Han	40,875	10,000	(2)	53,500	(2)	—	104,375
Harvey L. Tepner	52,125	10,000	(2)	53,500	(2)	—	115,625

(1)	Gen. Cassidy’s options were granted on April 18, 2006, and vest in three equal installments on each of April 18, 2007, April 18, 2008 and April 18, 2009. Gen. Cassidy’s restricted shares were granted on April 18, 2006, and vest in three equal installments on each of April 18, 2006, April 18, 2007 and April 18, 2008. The exercise price of the options and the fair market value of the restricted shares on the date of grant were $10.00 per share.

(2)	Messrs. Han and Tepner’s options were granted on March 23, 2006 and vest in three equal installments on each of March 1, 2007, March 1, 2008 and March 1, 2009. Messrs. Han and Tepner’s restricted shares were granted on March 23, 2006, and vested in three equal installments on March 23, 2006, March 23, 2007 and March 23, 2008. The exercise price of the options and the fair market value of the restricted shares on their respective dates of grant were $10.00 per share.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with MatlinPatterson

MatlinPatterson Global Advisers LLC and its affiliates (collectively, MatlinPatterson) own approximately 54.1% of our shares of common stock outstanding as of March 31, 2007, on a fully diluted basis. In addition, four of our directors — Messrs. Chodock, Matlin, Schoels and Teitelbaum — serve in various executive capacities at MatlinPatterson. MatlinPatterson and these directors are “related persons” of Global under the Securities Exchange Act of 1934, as amended, and these directors may be considered to have an indirect interest in transactions involving MatlinPatterson given these relationships.

In February 2006, in connection with our Chapter 11 reorganization, ATA entered into a term loan agreement with MatlinPatterson pursuant to which ATA borrowed $24.2 million. The term loan matures in October 2009 and bears interest at a rate of LIBOR plus 10.0% per annum, payable quarterly. As of March 31, 2007, ATA had paid MatlinPatterson $4.0 million in interest and repaid $0.9 million of principal under this loan, leaving $23.3 million of principal outstanding as of such date. On March 16, 2007, the term loan agreement was amended to provide certain covenant relief through June 30, 2007.

In January 2007, ATA entered into a bridge loan agreement with MatlinPatterson pursuant to which ATA borrowed $28.0 million. The bridge loan matures in January 2008 and bears interest at a rate of LIBOR plus 10.0% per annum, payable on the loan maturity date. As of March 31, 2007, ATA had not paid MatlinPatterson any interest and the full principal amount of $28.0 million remained outstanding under this loan. In connection with our proposed acquisition of World Air Holdings, Inc., we and MatlinPatterson are currently contemplating the conversion of the bridge loan into additional Global equity, though there can be no assurances that such a conversion will occur.

The terms of our transactions with MatlinPatterson may be more or less favorable than those we could have negotiated with third parties.

Related Party Transaction Policy

Global currently does not have a written, stand-alone policy for evaluating related party transactions. The audit committee of the board of directors reviews any related party transactions in which Global is or will be a participant and that involves an amount exceeding $120,000. The audit committee’s review procedures include evaluating the following:

•	the nature of the relationships among the parties;

•	the materiality of the transaction to Global;

•	the related person’s interest in the transaction; and

•	the benefit of the transaction to the related person and to Global.

Additionally, in cases of transactions in which a director or executive officer may have an interest, the audit committee also will evaluate the effect of the transaction on such individual’s willingness or ability to properly perform his or her duties at Global. The audit committee may utilize, as necessary, Global’s Code of Ethics, which may be viewed at www.ata.com.

Global’s bridge loan from MatlinPatterson described above under “—Transactions with MatlinPatterson” was not independently reviewed by the audit committee but was unanimously approved by Global’s board of directors.

Director Independence

See “Directors and Executive Officers — Our Board of Directors” and “— Committees of the Board of Directors”.

ITEM 8.	LEGAL PROCEEDINGS

In connection with our proposed acquisition of World Air Holdings, Inc., we have been named as a defendant in a putative class action complaint filed on behalf of World’s public stockholders in a Georgia state court against World and members of World’s board of directors. The complaint alleges, among other things, breach of fiduciary duties by World’s board of directors in connection with the proposed merger in that World’s directors allegedly obtained for themselves improper personal benefits, that World and its board of directors failed to achieve adequate consideration in the merger for its stockholders, that the termination fee payable in certain circumstances to us is excessive, and that World failed to disclose all material information concerning the merger in its preliminary proxy statement. The complaint also alleges that we aided and abetted such alleged breaches of fiduciary duties by World’s board of directors. The plaintiff seeks, among other things, compensatory and/or rescissory damages and costs and disbursements of the action, including reasonable attorney’s and expert’s fees and costs. World, its board of directors and we believe the allegations are without merit and fail to state a claim upon which relief may be granted, and intend to vigorously defend the action.

We are subject to a small number of claims and litigation matters that have arisen in the ordinary course of business. Although the final outcome of any legal proceeding is subject to many variables and cannot be predicted with any degree of certainty, management currently believes that the ultimate outcome of these legal proceedings will not have a material adverse effect on our long-term results of operations, cash flows or financial position.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is currently no established trading market for our common stock. As of March 31, 2007, the number of shares of our common stock subject to outstanding options and warrants was 3,107,552.

Holders of Record

As of March 31, 2007, there were 1,245 holders of record of our common stock.

Dividends

We have not in the past paid, and do not intend to pay, cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current financing agreements preclude us, and any future financing agreements may preclude us, from paying any dividends.

Equity Compensation Plans

The following table sets forth information as of December 31, 2006 with respect to our equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	2,011,334	$33.58	704,090

Total	2,011,334	$33.58	704,090

For additional information regarding our equity compensation plans, see “Recent Sales of Unregistered Securities — Equity Compensation Plans” and “Note 8 — Stock Option Plans” of the notes to our audited consolidated financial statements as of and for the ten months ended December 31, 2006.

ITEM 10. RECENT	SALES OF UNREGISTERED SECURITIES

Pursuant to our Amended Joint Chapter 11 Plan for the Reorganizing Debtors, or Chapter 11 Plan, we issued and/or sold shares of our common stock and other securities in four separate series of transactions. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because such issuances and/or sales did not involve any public offering of securities.

MatlinPatterson Investments

In December 2005, MatlinPatterson provided ATA with $30 million in debtor-in-possession term loan financing. As part of this financing, ATA incurred a funding fee of $3.6 million that was treated as a principal advance under the loan. The term loan matured in February 2006 and bore interest at a rate of 10.0% per annum, payable on the loan maturity date. Pursuant to the terms of the term loan, MatlinPatterson could elect to receive repayment of the principal amount of the loan in the form of shares of Global common stock valued at $10.00 per share. MatlinPatterson exercised this option in February 2006 and converted $34.2 million, including the funding fee and interest, into 3.4 million shares of our common stock.

Also in February 2006, MatlinPatterson entered into an investment agreement with us pursuant to which it purchased 4.1 million shares of our common stock for $41 million in cash.

Equity Distribution Plan

Pursuant to the Chapter 11 Plan, we created an equity distribution plan that authorized the distribution of (i) 752,688 shares of our common stock, valued at $10.00 per share, and (ii) warrants to purchase 448,029 shares of our common stock at an exercise price of $10.00 per share (subject to specified adjustments), in each case to certain of our unsecured creditors in satisfaction of the claims of such creditors. Over the course of four distributions by our agent between February 2006 and December 2006, we issued 710,150 of the shares and

422,708 of the warrants, which were allocated among creditors according to a pro-rata formula based upon the total number of allowed claims and our reserve. As of March 31, 2007, 8,961 warrants were held in reserve and an additional 16,360 warrants were held for satisfaction of disputed claims. We expect that distributions will continue as long as disputed claims remain outstanding. The warrants are exercisable at any time up until February 28, 2011.

In February 2006, we also adopted the Nonqualified Stock Option Plan for Flight Deck Crewmembers of ATA Airlines, Inc. for cockpit crewmember employees (the “ALPA Plan”). The ALPA Plan was created in consideration of ALPA’s collective bargaining concessions in connection with our reorganization. Under the ALPA Plan, options to purchase 492,339 shares of our common stock, at an exercise price of $10.00 per share (subject to specified adjustments), were granted to 1,137 members of ALPA. The options vest in two tranches —half on August 28, 2007 and half on February 28, 2009 — and expire on May 12, 2011.

Equity Compensation Plans

Pursuant to the Chapter 11 Plan, on February 28, 2006, we adopted the following share-based compensation plans for our officers and key employees, including our board of directors: the Stock Option Plan for Management Employees of New ATA Holdings Inc. and the Stock Incentive Plan for Non-Employee Directors of New ATA Holdings Inc. In September 2006, we also adopted the New ATA Holdings Inc. 2006 Long Term Incentive Plan (together with the Stock Option Plan for Management Employees and the Stock Incentive Plan for Non-Employee Directors, the “Management Plans”). Pursuant to the Management Plans, for the period from March 1, 2006 through March 31, 2007, shares and options to purchase shares totalling 2,170,184 of our common stock have been granted and 545,240 shares have been reserved for future issuance. These options were awarded to approximately 40 of our officers, directors and employees who are participants in the Management Plans. The exercise prices for the options granted under the Management Plans range from $10.00 to $60.00 (subject to specified adjustments), with a weighted average exercise price of $33.47. The options vest periodically through September 12, 2010 and expire periodically until January 1, 2014.

Rights Offering

Pursuant to the Chapter 11 Plan, between December 2005 and January 2006 we offered non-transferable subscription rights for 2.5 million shares of our common stock to holders of certain allowed claims who were U.S. citizens and accredited investors, as defined in Rule 501(a) of Regulation D under the Securities Act. The subscription rights entitled the holders thereof to receive a portion of the subject shares, valued at $10.00 per share, in consideration of and proportion to the respective values of the holders’ claims, which totaled approximately $1.1 billion. The rights offering resulted in the fully-subscribed distribution of 2.5 million shares of our common stock to approximately fifteen creditors. MatlinPatterson was the exclusive standby purchaser for any unsubscribed shares but was not required to make any purchases.

ITEM 11. DESCRIPTION	OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following description summarizes the material terms of our capital stock and provisions of our amended and restated certificate of incorporation, as amended (“certificate of incorporation”) and amended and restated by-laws (“by-laws”). Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and by-laws, copies of which are filed as exhibits to this Form 10, and to the applicable provisions of the Delaware General Corporation Law, or the DGCL.

Authorized Capitalization

Our authorized capital stock consists of 50,000,000 shares, as follows:

•	14,708,480 shares of Class A common stock, par value $0.0001 per share; and

•	35,291,520 shares of undesignated capital stock, par value $0.0001 per share.

As of March 31, 2007, 10,755,688 shares of our Class A common stock were issued and outstanding and no other shares of our capital stock were issued and outstanding.

As of March 31, 2007, there were 1,245 holders of record of our Class A common stock.

Class A Common Stock

Voting Rights. The holders of our Class A common stock are entitled to one vote per share. Except as otherwise required by law, holders of Class A common stock will vote as a single class on all matters presented to the stockholders for a vote. Our certificate of incorporation and by-laws do not provide for cumulative voting with respect to the election of directors. Directors will be elected by a plurality of the votes cast in the election of directors once a quorum is present. All other matters will be decided by holders of stock having a majority of the votes that could be cast by the holders of all stock entitled to vote on such matters present at the meeting or by proxy.

Dividend Rights. All shares of our Class A common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

Liquidation Rights. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all shares of our Class A common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including our preferred stock, if any.

Preemptive Rights. Our by-laws provide that, prior to an initial public offering of the Company’s common stock, whenever the Company proposes to sell and issue (i) any shares of its common or preferred stock, (ii) any rights, options or warrants to purchase shares of its common or preferred stock or (iii) securities of any type that are or may become convertible into or exchangeable for shares of its common or preferred stock, each holder of the Company’s Class A common stock shall have the right to purchase such securities in proportion to its ownership of the Company’s outstanding common stock. If such preemptive rights are not exercised within a designated period of time, the Company may proceed with such sale to a third party. Certain issuances of securities by the Company, including in connection with equity compensation plans, mergers and acquisitions, stock splits and dividends, as well as issuances expressly designated by our board of directors, shall be exempt from these preemptive rights.

Co-Sale Rights. Our by-laws provide that, prior to an initial public offering of the Company’s common stock, in the event that any holder of the Company’s Class A common stock that holds at least 25% of the Company’s voting stock and proposes to sell shares to a purchaser who will, by virtue of such transaction, acquire (i) shares representing 20% or more of the then-outstanding shares of the Company or (ii) the power to appoint a majority of the members of our board of directors, such holder must offer the other holders of Class A common stock the right to participate in such sale in proportion to their respective ownership percentages of the Company’s common stock relative to that of all holders of Class A common stock. To the extent such rights are exercised, the number of shares that the original selling stockholder may sell in such transaction shall be correspondingly reduced.

Other Matters. The holders of our Class A common stock have no conversion rights and our Class A common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock currently are outstanding. Under our certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting or other powers or rights of holders of our Class A common stock. The issuance of preferred stock also could have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Registration Rights

Our by-laws provide that if the Company proposes, in connection with a public stock offering for cash, to register under the Securities Act any equity securities owned by a holder of the Company’s Class A common stock that holds at least 25% of the Company’s voting stock, the Company shall offer each other holder of Class A common stock the opportunity to have its shares included in such registration, subject to certain exceptions and underwriter cutbacks.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain some provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions also may have the effect of delaying, deferring or preventing a future takeover or change in control unless the takeover or change in control is approved by our board of directors.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Advance Notice Requirements for Stockholder Proposals. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide written notice of their proposal to the corporate secretary not less than 90 days nor more than 135 days prior to the anniversary date of the immediately preceding annual meeting. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Special Meetings of Stockholders. Our by-laws provide that special meetings of our stockholders may be called only by the chairman of our board of directors, if any, or pursuant to a resolution approved by a majority of our board of directors, or a committee of the board of directors authorized to call such meetings.

Authorized but Unissued Shares. Our authorized but unissued shares of Class A common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Class A common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Certain Other Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law

Stockholder Action by Written Consent. Pursuant to our by-laws, any action required or permitted to be taken at an annual or special stockholders’ meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Delaware “Business Combination” Statute. We have elected not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder”, unless the transaction is approved by the board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute is intended to prohibit or delay the accomplishment of mergers or other takeover or change in control attempts that do not receive the prior approval of the board of directors. By virtue of our decision to elect out of the statute’s provisions, the statute does not apply to us, but we could elect to be subject to Section 203 in the future by amending our certificate of incorporation.

Amendments to Our Certificate of Incorporation and By-Laws. Pursuant to our certificate of incorporation, our board of directors may amend our by-laws, subject to any specific limitation on such power contained in any by-laws adopted by stockholders, except that the stockholders are not entitled to amend the by-laws in a manner that would materially and adversely affect the rights of the holders of our Class A common stock unless such amendment has been approved by our board of directors. The stockholders are not entitled to amend the foregoing provision in our certificate of incorporation in a manner that would materially and adversely affect the rights of the holders of our Class A common stock unless such amendment has been approved by our board of directors.

Limitations on Non-U.S. Citizen Ownership. Non-U.S. citizens may not own or control more than 25% of the voting power of our outstanding capital stock entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors for monetary damages for actions taken as a director. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to purchase and maintain directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07015.

ITEM 12. INDEMNIFICATION	OF DIRECTORS AND OFFICERS

The following is a summary of the statutes, certificate of incorporation and by-law provisions, contracts or other arrangements under which our directors and officers are insured or indemnified against liability in their capacities as such. All of our directors and officers are covered by insurance policies maintained and held in effect by Global against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Global is incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or complete action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court or Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation, as amended, and amended and restated by-laws limit the liability of its directors and officers to the fullest extent permitted under the DGCL. The certificate of incorporation specifies that the directors and officers will not be personally liable for monetary damages for breach of fiduciary duty as a director or officer. This limitation does not apply to actions by a director or officer that do not meet the standards of conduct which make it permissible under the DGCL for us to indemnify such director or officer. Additionally, we have entered into employment agreements with certain of our officers that include indemnification provisions which may, in certain cases, be broader than the specific indemnification provisions under current applicable law.

ITEM 13. FINANCIAL	STATEMENTS AND SUPPLEMENTARY DATA

Our predecessor’s and our financial statements appearing on pages F-1 through F-50 hereof are incorporated herein by reference.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL	STATEMENTS AND EXHIBITS

(a) List of Financial Statements Filed

Our predecessor’s and our financial statements appear at the end of this Form 10. See the table of contents to the financial statements on page F-1.

(b) Exhibits

See the Exhibit Index following the signature page to this Form 10, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL AERO LOGISTICS INC.
Date: June 28, 2007
	By:	/s/ SUBODH KARNIK
Subodh Karnik
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibits to be filed by amendment.

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Global Aero Logistics Inc. (f/k/a New ATA Holdings Inc.)

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheet at December 31, 2006	F-3

Consolidated Statements of Operations for the ten months ended December 31, 2006	F-4

Consolidated Statements of Shareholders’ Equity for the ten months ended December 31, 2006	F-5

Consolidated Statements of Cash Flows for the ten months ended December 31, 2006	F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements of Global Aero Logistics Inc.

Unaudited Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006	F-22

Unaudited Consolidated Statements of Operations for the three months ended March 31, 2007 and the two months ended February 28, 2006 and one month ended March 31, 2006	F-23

Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2007 and the two months ended February 28, 2006 and one month ended March 31, 2006	F-24

Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and the two months ended February 28, 2006 and one month ended March 31, 2006	F-25

Notes to Unaudited Consolidated Financial Statements	F-26

Audited Consolidated Financial Statements of Predecessor

Report of Independent Registered Public Accounting Firm	F-30

Consolidated Balance Sheets at December 31, 2005 and December 31, 2004	F-31

Consolidated Statements of Operations for the two months ended February 28, 2006 and for the years ended December 31, 2005, 2004 and 2003	F-32

Consolidated Statements of Shareholders’ Deficit for the two months ended February 28, 2006 and for the years ended December 31, 2005, 2004 and 2003	F-33

Consolidated Statements of Cash Flows for the two months ended February 28, 2006 and for the years ended December 31, 2005, 2004 and 2003	F-34

Notes to Consolidated Financial Statements	F-36

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

New ATA Holdings Inc.

We have audited the accompanying consolidated balance sheet of New ATA Holdings Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the ten month period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New ATA Holdings Inc. and Subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the ten month period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Indianapolis, Indiana

March 16, 2007

NEW ATA HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$62,209
Receivables, net of allowance for doubtful accounts — $1,808	64,520
Inventories, net	28,663
Prepaid expenses and other current assets	31,047

Total current assets	186,439

Property and equipment:
Flight equipment	77,187
Facilities and ground equipment	21,737

98,924
Accumulated depreciation	(8,977)

89,947

Restricted cash	27,696
Military contract intangible, net of amortization $4,377	48,111
Other intangibles, net of amortization $941	5,421
Deposits and other assets	12,752

$370,366

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$8,530
Current maturities of long-term debt from affiliates	2,619
Accounts payable	4,984
Air traffic liabilities	61,523
Accrued compensation and benefits	31,500
Accrued flight expenses	21,612
Other accrued expenses and current liabilities	23,673

Total current liabilities	154,441

Long-term debt, less current maturities	114,813
Long-term debt, less current maturities, from affiliates	20,700
Other deferred items	8,122

Total long-term liabilities	143,635

Commitments and contingencies

Shareholders’ equity:
Common stock at par, $.0001 par value; authorized 50,000,000 shares; issued — 10,710,150 shares	1
Warrants	1,434
Additional paid-in capital	107,317
Accumulated deficit	(36,462)

Total shareholders’ equity	72,290

Total liabilities and shareholders’ equity	$370,366

The accompanying notes are an integral part of these consolidated financial statements.

NEW ATA HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

10 Month Period Ended December 31, 2006
Operating revenues:
Scheduled service	$332,255
Charter	288,256
Other	16,551

Total operating revenues	637,062

Operating expenses:
Fuel and oil	202,613
Salaries, wages and benefits	150,929
Aircraft rentals	69,439
Flight Costs	52,769
Handling, landing and navigation fees	48,553
Selling and marketing	36,452
Aircraft maintenance, materials and repairs	29,051
Depreciation and amortization	17,386
Asset impairments and aircraft retirements	13,476
Other	41,045

Total operating expenses	661,713

Operating loss	(24,651)

Other income (expense):
Interest income	6,154
Interest expense	(18,231)
Other	266

Other expense	(11,811)

Loss before income taxes	(36,462)
Income taxes	—

Net loss	$(36,462)

Basic and diluted earnings per common share:
Average Shares Outstanding (in thousands)	$10,753
Net loss per share	(3.39)

The accompanying notes are an integral part of these consolidated financial statements.

NEW ATA HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Dollars in thousands)

	Common Stock	Warrants	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance as of February 28, 2006 (Predecessor Company)	$—	$—	$—	$—	$—

Allocation of New ATA Holdings Inc. reorganization value in connection with emergence from Chapter 11	1	1,434	106,092	—	$107,527

Balance as of March 1, 2006	1	1,434	106,092	—	$107,527
Net loss	—	—	—	(36,462)	(36,462)
Stock-based compensation	—	—	1,225	—	1,225

Balance as of December 31, 2006	$1	$1,434	$107,317	$(36,462)	$72,290

The accompanying notes are an integral part of these consolidated financial statements.

NEW ATA HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

10 Months Ended December 31, 2006
Operating activities:
Net loss	$(36,462)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,386
Asset impairments and aircraft retirements	13,476
Other non-cash items	7,459

Changes in operating assets and liabilities:
Receivables	18,694
Inventories	3,031
Prepaid expenses and other current assets	(10,579)
Accounts payable	3,729
Accrued expenses	(40,928)
Air traffic liabilities	(10,653)

Net cash used in operating activities	(34,847)

Investing activities:
Capital expenditures	(27,570)
Proceeds from sale of assets	20,561
Proceeds from sale of Investment in BATA	18,350
Additions to deposits	(3,047)
Proceeds from sales of property and equipment	395

Net cash provided by investing activities	8,689

Financing activities:
Emergence financing, net of re-payment of DIP financing	68,651
Payments on long-term debt	(19,158)
Payments on long-term debt from affiliates	(860)
Decrease in other restricted cash	3,291

Net cash provided by financing activities	51,924

Increase in cash and cash equivalents	25,766

Cash and cash equivalents, beginning of period	36,443

Cash and cash equivalents, end of period	$62,209

Supplemental disclosures:
Cash payments for:
Interest	$17,445
Income tax refunds, net	$(301)

Finance and investing activities not affecting cash:
Notes payable issued in connection with property and equipment purchase	$1,900

The accompanying notes are an integral part of these consolidated financial statements.

NEW ATA HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Fresh-Start Reporting

New ATA Holdings Inc., through its principal subsidiary, ATA Airlines, Inc. (“ATA”), is a low cost airline providing scheduled service to more than 60 markets and charter service throughout the world to the U.S. military, independent tour operators and specialty charter customers. ATA has been operating for 33 years.

In the fourth quarter of 2004, ATA Holdings Corp. (“Holdings” and collectively with its subsidiaries, the “Predecessor Company”) and seven of its subsidiaries, including ATA, C8 Airlines, Inc. (“C8”) and Ambassadair Travel Club, Inc. (“Ambassadair” and collectively, with the other seven entities, the “Debtors”), filed voluntary petitions for relief (the “Filing”) under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana (the “Bankruptcy Court”).

Holdings, ATA, American Trans Air ExecuJet, Inc. (“ExecuJet”), ATA Cargo, Inc. (“ATA Cargo”) and ATA Leisure Corp. (“Leisure”) (collectively, the “Reorganizing Debtors”) received an order approving the Amended Joint Chapter 11 Plan for the Reorganizing Debtors as immaterially modified (the “Plan”) on January 31, 2006. The Plan became effective on February 28, 2006 (the “Effective Date”). Holdings did not reorganize and, prior to the Effective Date, a new holding company was formed (“New ATA Holdings”). ATA Cargo and Leisure were merged into ATA prior to the Effective Date. ATA, ExecuJet, ATA Cargo, and Leisure, together with their new parent companies, New ATA Holdings Inc., New ATA Investment Inc. and New ATA Acquisition Inc., are referred to collectively as the “Company” or “Successor Company.” Holdings dissolved in mid-2006. The Chapter 11 cases of Ambassadair, Amber Travel and C8 continue separately.

Upon the Effective Date, an investment agreement was executed with MatlinPatterson Global Opportunities Partners II, L.P. and/or MatlinPatterson Global Opportunities Partners (Cayman) II, L.P. (including affiliates, “MatlinPatterson” or “New Investor”). As a result, MatlinPatterson holds 69.75% of the outstanding Class A Common Stock of New ATA Holdings.

The Plan provided for the full payment pursuant to the Bankruptcy Code of all allowed administrative and priority claims, and provided for the restructuring of the loan agreement with, and the allowed secured loan indebtedness claim of, the Air Transportation Stabilization Board (“ATSB”) and other lenders (the ATSB and such other lenders collectively referred to as the “ATSB Loan Lenders”). Holders of general unsecured claims of $1.0 million or less (“Convenience Class Claims”) were approved to be paid a pro rata share, based on 1.0% recovery, up to a maximum total payout of $1.5 million. Holders of general unsecured claims over $1.0 million will recover an estimated 0.57% to 0.71% of their claim in shares and warrants of New ATA Holdings. On the Effective Date, unsecured creditors receiving shares owned approximately 7.0% of the Class A Common Stock of New ATA Holdings, prior to the issuance of shares under warrants and options. This percentage does not include shares of New ATA Holdings purchased by unsecured creditors pursuant to a rights offering which was a part of the Plan. Claim amounts can be resolved for up to 120 days after the Effective Date, unless otherwise extended by the Bankruptcy Court. There are no material unresolved claims as of December 31, 2006.

All outstanding shares of Holdings were cancelled on the Effective Date under the Plan and pursuant to the Bankruptcy Code.

In accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position No. 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” (“SOP 90-7”), the Company adopted fresh-start reporting as of the Effective Date. As of the Effective Date, the Company was a new reporting entity with no retained earnings or accumulated deficit.

Fresh-start reporting reflects the value of the Company as determined in the Plan. Fresh-start reporting required the Company to allocate its reorganization value to its assets and liabilities based upon their estimated fair value in conformity with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”). In addition, fresh-start reporting also requires that all liabilities, other than deferred taxes, be stated at the present value of amounts to be paid using appropriate interest rates. The determination of the fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurances that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. In accordance with FAS 141, the preliminary allocation of the reorganization value is subject to additional adjustments within one year from the Effective Date to the extent that improved information on assets and liability valuations become available.

The equity value of the Company of $107.5 million was determined pursuant to the Company’s Plan and the terms of the Investment Agreement and Rights Offering. Under the terms of the Investment Agreement and Rights Offering, ten million shares of the Class A Common Stock of New ATA Holdings were issued at the Effective Date for an aggregate equity investment of $100.0 million. In addition, under the Plan, unsecured creditors of the Predecessor Company will receive approximately 753,000 shares of the Class A Common Stock of New ATA Holdings, (valued at $7,530,000) and 448,029 warrants as settlement of their pre-petition claims. These shares were valued consistently with the shares issued under the Investment Agreement and Rights Offering for the purpose of determining equity value.

In applying fresh-start reporting, adjustments to reflect the fair value of assets and liabilities, on a net basis, and the write-off of the Predecessor Company’s equity accounts resulted in a gain of $178.9 million. In addition, a gain of $1.305 billion was recorded related to the discharge of pre-petition debt and liabilities. The Company’s fair value assigned to its net assets exceeded its reorganization value (defined as “excess”). In accordance with FAS 141, this excess of $6.8 million was allocated as a pro-rata reduction to the fair value assigned to certain long-lived assts including property and equipment and intangible assets.

The effects of the Plan of Reorganization and fresh-start reporting on the Company’s balance sheet were as follows (in thousands):

	Predecessor February 28, 2006	(a) Exit Financing	(b) Reinstatement of Liabilities and Extinguishment of Debt	(c) Revaluation of Assets and Liabilities	Successor March 1, 2006
ASSETS
Current assets:
Cash and cash equivalents	$36,443	68,651	—	—		$105,094
Receivables, net of allowance for doubtful accounts	82,697	—	(352)	869		83,214
Inventories, net	30,426	—	—	2,344		32,770
Assets held for sale	—	—	—	21,191		21,191
Prepaid expenses and other current assets	22,507	—	—	(2,241)		20,266

Total Current Assets	172,073	68,651	(352)	22,163		262,535

Property and Equipment:
Flight equipment	114,717	34,942	—	(88,372)		61,287
Facilities and ground equipment	121,967	—	—	(101,136)		20,831

	236,684	34,942	—	(189,508)		82,118
Accumulated depreciation	(138,089)	—	—	138,089		—

Property and equipment, net	98,595	34,942		(51,419)		82,118

Military contract intangible	—	—	—	52,488		52,488
Other intangibles	—	—	—	6,362		6,362
Goodwill	2,411	—	—	(2,411)		—
Prepaid aircraft rent	154	—	—	(154)		—
Investment in BATA	4,539	—	—	13,811		18,350
Restricted cash	33,960	—	—	—		33,960
Deposits and other assets	14,639	—	—	(4,934)		9,705

Total Assets	$326,371	103,593	(352)	35,906		$465,518

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)

Current liabilities:
Current maturities of long-term debt	$652	1,648	3,450	—		$5,750
Short-term debt	54,777	(54,777)	—	—		—
Accounts payable	1,255	—	—	—		1,255
Air traffic liability	58,828	—	—	13,348		72,176
Accrued expenses and other current liabilities	132,570	(579)	11,825	(26,637)		117,179

Total current liabilities	248,082	(53,708)	15,275	(13,289)		196,360

Long-term debt, less current maturities	8,058	57,473	93,500	—		159,031
Other deferred items	65,847	—	—	(63,247)		2,600
Liabilities subject to compromise	1,423,502	(172)	(1,421,307)	(2,023)		—

Shareholders’ equity (deficit):
Holdings preferred stock	—	—	—	—		—
Holdings common stock	66,013	—	—	(66,013)		—
New ATA Holdings common stock	—	1	0	—		1
Holdings Treasury stock	(24,778)	—	—	24,778		—
Warrants	—	1,434	—	0		1,434
Additional paid-in capital	18,166	98,565	7,527	(18,166)		106,092
Retained earnings	(1,478,519)	—	1,304,653	173,866		—

Total shareholders’ equity (deficit)	(1,419,118)	100,000	1,312,180	114,465		107,527

Total liabilities and shareholders’ equity (deficit)	$326,371	103,593	(352)	35,906	.$	465,518

(a)	Exit Financing. This column represents the conversion of debtor-in-possession financing from MatlinPatterson, including interest, of $34.2 million into Class A Common Stock of New ATA Holdings,

the additional purchase by MatlinPatterson of 40.8 million shares of Class A Common Stock of New ATA Holdings, and emergence financing from MatlinPatterson of $24.2 million. It also represents the $25.0 million received under the Rights Offering for 2.5 million shares of Class A Common Stock of New ATA Holdings, the issuance of 448,029 warrants with an exercise price of $10.00 per share for unsecured creditors immediately exercisable and the payoff of the debtor-in-possession financing from Southwest Airlines Co. (“Southwest”) of $21.1 million. In addition, the column reflects the impact of ATA amending two capital leases on Boeing 757-200 aircraft on the Effective Date.

(b)	Reinstatement of Liabilities and Debt Extinguishment. This column reflects the discharge of $1.421 billion of liabilities subject to compromise pursuant to the Plan. Most of these claimants are only entitled to receive such distributions of cash and equity as provided under the Plan. The column reflects the reinstatement of $11.8 million of estimated administrative, cure and priority claims that were unpaid as of the Effective Date and the impact of the Restructured ATSB Loan. In the fourth quarter of 2006, the Company recorded a reduction of approximately $0.5 million to the estimated administrative, cure and priority claims amount to reflect current estimates of the claims. In addition, the column reflects the equity allocation to the unsecured creditor group of $7.5 million pursuant to the terms of the Plan of Reorganization.

(c)	Revaluation of Assets and Liabilities. This column represents adjustments made to reflect assets and liabilities at estimated fair value including:

•

Reclassification of $21.2 million in inventory and property and equipment to assets held for sale. The Company was negotiating the sale of these assets at the Effective Date, and entered into definitive agreements in April 2006.

•	An approximate $30.2 million reduction to the value of net property and equipment to reflect its estimated fair value, net of the reclassification of property and equipment to assets held for sale.

•	The elimination of the Predecessor Company’s equity accounts.

•	The elimination of certain deferred gain accounts related to the Company’s aircraft leases and assignment of gates at Chicago Midway Airport to Southwest.

•

Recognition of a $52.5 million intangible asset related to the Company’s contract with the U.S. Government to carry military passengers. In addition, it includes the recognition of $6.4 million in other identifiable intangible assets. (See “Note 2 — “Summary of Significant Accounting Policies”)

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated. ATA accounted for over 99% of the Company’s operating revenues for the ten-months ended December 31, 2006. ATA is a U.S.-certificated air carrier providing domestic and international charter and scheduled passenger air services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are carried at cost, which approximates market, and are primarily comprised of money market funds of $60.3 million and investments in U.S. Treasury repurchase agreements of $1.9 million. All cash equivalents have maturity dates of three months or less at the time of purchase.

Inventories

Inventories consist primarily of expendable aircraft spare parts, fuel and other supplies. In accordance with fresh-start accounting, inventories were stated at fair value as of March 1, 2006. Inventories purchased after this date are recorded at average cost. The Company records an allowance for obsolescence against its aircraft parts inventory by amortizing the book value of the aircraft parts inventory, net of an estimated residual value, over the related fleet’s estimated useful service life. The obsolescence allowance at December 31, 2006 was $1.1 million. Inventories are charged to expense when consumed.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist mainly of deposits under leases or other agreements that will be returned within the next 12 months and the prepayment of goods or services to be realized in future months. Also included are deposits received in advance of certain charter flights, which are held in an escrow account until the charter service is provided. In addition to these usual components, as of December 31, 2006, the Company had $10.5 million of deposits related to its commitment to acquire seven McDonnell Douglas DC-10-30 aircraft. The Company expects these deposits to be returned once financing is completed by mid-2007. (See “Note 11 — Commitments and Contingencies”)

Property and Equipment

In accordance with fresh-start accounting, property and equipment, including owned aircraft, was recorded at its fair value as of March 1, 2006. The Company records additions to property and equipment at cost. Property and equipment is depreciated to residual values over their estimated useful service lives using the straight-line method. Leasehold improvements and rotable parts related to the Company’s aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is less. Properties under capital leases are amortized on a straight-line basis over the life of the lease. The Company’s facilities and ground equipment is generally depreciated over lives of three to seven years.

Airframe and Engine Maintenance

The Company has an engine manufacturers’ maintenance agreement for engines that power the Boeing 737-800 aircraft that provides for the Company to pay a monthly fee per engine flight hour in exchange for major overhaul and maintenance of those engines. The Company expenses the cost per flight hour under this agreement as incurred. The cost of engine overhauls for remaining fleet types, and the cost of airframe overhauls for all fleet types are capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or aircraft retirement dates, for both owned and leased aircraft.

Under certain of its aircraft and engine leases, the Company is required to make periodic maintenance reserve payments for certain future maintenance work such as engine and airframe overhauls. The Company records the payments as deposits on its balance sheet. Under certain leases, the deposits are not refundable to the Company, and the Company periodically reviews the balances of the maintenance reserve deposits and writes off any amounts that are no longer probable of being used to offset the liability for future maintenance costs. In determining whether it is probable that maintenance deposits will be used to offset the liability for future maintenance costs, the Company considers the condition of the aircraft, including but not limited to the airframe and engines and the projected future usage of the aircraft based on the Company’s business and fleet plan. As of December 31, 2006, the Company had $3.0 million of maintenance reserve payments recorded as a deposit on its consolidated balance sheet as the maintenance reserve payments were refundable or it was probable that the nonrefundable payments would be used to offset the liability for future maintenance costs. In addition, in the ten months ended December 31, 2006, the Company expensed $2.3 million of nonrefundable maintenance reserve payments on certain aircraft leases where the Company determined that it was not probable that payments would be used to offset the liability for future maintenance costs.

Restricted Cash

Restricted cash primarily consists of deposits held to secure outstanding stand-by letters of credit currently provided by the Company. While the existing letters of credit mature within the next 12 months, management believes it is likely that the letters of credit will be renewed and has classified the restricted cash as a long-term asset on the consolidated balance sheets.

Intangible Assets

The Company has identifiable intangible assets that consist of its contract with the U.S. Government to carry military passengers, its trade name, its codeshare agreement with Southwest and its operating certificate. The Company accounts for its intangible assets in accordance with FASB Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Definite-lived intangible assets are amortized on a straight-line basis over the estimated lives of the related assets. Indefinite-lived assets are not amortized, but instead are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. The Company recorded $5.3 million of amortization expense in 2006 and expects to record amortization expense of $5.9 million in 2007 and $5.8 million per year in 2008, 2009, 2010 and 2011.

The following table presents information about our intangible assets at December 31, 2006:

	Asset Life	Gross Carrying Amount	Accumulated Amortization
		(Dollars in thousands)
Amortized intangible assets
Military contract	10 yrs	$52,488	$4,377
Southwest codeshare	7 yrs	3,856	459
Tradename	1 year	578	482

		$56,922	$5,318

Unamortized intangible assets
FAA Operating certificate		$1,928

Revenue Recognition

Revenues are recognized when air transportation or other services are provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. Revenue from unused tickets is recognized upon the expiration of the ticket.

In addition, the Company has a travel awards program that allows customers to earn points for travel on ATA. As points accumulate to certain levels, the passenger can redeem them for travel. The Company had a liability of $0.3 million at December 31, 2006, related to travel earned by the travel award customers but not yet redeemed. The Company accrues the estimated incremental cost of providing for free travel for awards earned under this program.

The Company has a codeshare arrangement with Southwest. Under a codeshare arrangement, the codesharing air carriers have permission to book and sell tickets on each other’s flights. The codeshare flights began on February 4, 2005. On December 14, 2005, the Bankruptcy Court approved an expanded and restated Codeshare Agreement (“Amended Codeshare Agreement”). Revenue from ATA flights sold by Southwest is also recognized when air transportation is provided.

Aircraft Lease Return Conditions

The Company finances substantially all of its aircraft through leases accounted for as operating leases. Many of these leases require that the airframes and engines be in a specified maintenance condition upon their return to the lessor at the end of the lease. If these return conditions are not met by the Company, the leases generally require financial compensation to the lessor. When an operating lease is within five years of its initial termination date, the Company accrues ratably over that five years, if estimable, the total costs that will be incurred by the Company to render the aircraft in a suitable return condition per the contract.

Advertising

The Company expenses advertising costs in the period incurred. Advertising expense was $2.3 million for the ten-month period ended December 31, 2006.

Share-Based Compensation

The Company records stock-based compensation under the provisions of FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“FAS 123R”). Among other items, FAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. The Company uses a Black-Scholes pricing model to estimate the fair value of the awards. The resulting cost is recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. See “Note 8 — Stock Option Plans” for more information.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 defines the threshold for recognizing tax benefits in the Company’s financial statements and promotes consistency in recognizing and measuring the tax benefits. FIN 48 provides that tax benefits are to be recognized if the Company’s tax return positions will “more likely than not” be sustained by a taxing authority. In addition, FIN 48 requires an annual disclosure in the Company’s financial statements of the beginning and ending balances of unrecognized tax benefits. The Company has not yet determined the impact, if any, that adopting FIN 48 will have on the Company’s results from operations or financial position. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 for fiscal year 2007 that begins January 1, 2007. The Company does not expect that the adoption of FIN 48 will have a significant impact on the company’s financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of this Statement on its financial condition and results of operations.

3. Debt

As of December 31, 2006, the Company’s debt, including debt from affiliates, consisted of the following:

December 31, 2006
(in thousands)

Restructured ATSB loan, variable rate of LIBOR plus a margin, averaging 13.28% in 2006, payable in quarterly installments through September 2009	$79,302

MatlinPatterson Exit Loan Financing, variable rate of LIBOR plus a margin, averaging 15.28% in 2006, payable in quarterly installments through October 2009	23,319

Capital lease obligations, rate of 13.3% per annum, payable monthly	34,333

Secured note payable to institutional lender, rate of 10.0% per annum, payable in monthly installments through November 2008	673

Secured note payable to institutional lender, rate of 10.0% per annum, payable in monthly installments through February 2009	751

City of Chicago construction financing agreement, rate averaging 6.4%, payable monthly through December 2030	6,677

Secured note payable, rate of 8.0% per annum, payable monthly through June 2009	1,607

$146,662
Less current maturities of long-term debt	11,149

$135,513

As of the Effective Date, ATA entered into an amended and restated loan agreement with the ATSB Loan Lenders which restructured the terms and payment requirements for the unpaid balance of the allowed secured claim of the ATSB Loan Lenders (“Restructured ATSB Loan”). The principal amount of the Restructured ATSB Loan (being the unpaid balance of the allowed secured claim of the ATSB Loan Lenders) was $97.0 million. The Restructured ATSB Loan has a base interest rate of LIBOR, plus 8.0% per annum, payable quarterly in arrears. The Restructured ATSB Loan matures on September 30, 2009. The Restructured ATSB Loan is guaranteed by New ATA Holdings Inc and its subsidiaries. The Restructured ATSB Loan is collateralized by substantially all unencumbered assets of ATA and the guarantors (excluding trust accounts), including, but not limited to, cash and cash equivalents, receivables, spare parts and engines, owned and unencumbered aircraft, fuel, ground support equipment, ownership interest in subsidiaries and computer systems and software licenses.

ATA is subject to certain financial covenants under the Restructured ATSB Loan. These financial covenants include a fixed charges ratio and leverage ratio to be measured each quarter beginning March 31, 2007 and a minimum cash balance to be measured each week of the agreement. The covenant calculation for both the fixed charges and leverage ratio utilizes 12 months of operating results in the calculation, with the exception of the March 31, 2007 measurement date, which includes nine months of operating results annualized. Due to potential covenant violations for March 31 and June 30, 2007, the Company obtained an amendment to the covenants for those measurement dates. The Company’s current forecast indicates that the covenants will be met at all measurement dates in 2007 taking into consideration the amendment. However, if forecasted operations are not met, the Company could potentially violate a covenant. In the case of further violations, the Company would need to work with the ATSB to obtain further amendments or waivers to the covenants. If the Company violates future covenants and is not successful in obtaining waivers or amendments, it would be required to obtain financing from other sources.

As of the Effective Date, MatlinPatterson provided $24.2 million of exit term loan financing to ATA. The base interest rate is LIBOR, plus 10.0% per annum, payable quarterly. Principal payments must be made semi-

annually over the term of the loan and the loan matures on October 10, 2009. Quarterly interest payments were made to a total of $3.1 million for the year. ATA is subject to certain financial covenants under the loan similar to the covenants under the Restructured ATSB Loan described above.

As of the Effective Date, ATA entered into two 15-year capital leases for Boeing 757-200 aircraft. The base interest rate, payable monthly, is 13.3% per annum. As of December 31, 2006, the aircraft have a carrying amount of $31.9 million.

ATA has outstanding two notes payable, each collateralized by one Lockheed L-1011-500 aircraft. The loans have a combined balance of $1.4 million and the related aircraft have a combined carrying amount of $0.6 million as of December 31, 2006.

The Company has outstanding a note payable to the City of Chicago for funds borrowed to finance construction costs for a gate extension at Midway Airport. As of December 31, 2006, the loan has a balance of $6.7 million and is secured by a letter of credit issued for the account of Southwest. In addition, ATA has issued a back-up letter of credit to Southwest.

ATA has a secured note payable, collateralized by two aircraft engines. The loan-related aircraft engines have a combined carrying value of $0.2 million as of December 31, 2006.

As of December 31, 2006, aggregate annual principal maturities of debt and capital leases for the five-year period ending December 31, 2011 were $11.1 million in 2007, $41.2 million in 2008, $56.6 million in 2009, $1.4 million in 2010, $1.6 million in 2011 and $34.8 million thereafter.

4. Lease Commitments

The Company leases aircraft and aircraft engines, ground facilities, including terminal space and maintenance facilities, and ground equipment. The majority of the Company’s aircraft are classified as operating leases. Total rental expense for operating leases, both aircraft and other, charged to operations for the ten months ended December 31, 2006 was $71.4 million. As of December 31, 2006, the Company had two aircraft classified as capital leases included in property and equipment representing $33.8 million of cost and $1.9 million of related accumulated depreciation.

At December 31, 2006, scheduled future minimum lease payments under capital leases (which are for aircraft) and operating leases, including estimated lease payments related to the Company’s expected acquisition of seven McDonnell Douglas DC-10-30 aircraft in 2007, having initial non-cancelable lease terms of more than one year were as follows:

	Capital Leases	Operating Leases		Total
		Aircraft	Non-aircraft
	(in thousands)
2007	$5,400	$84,318	$3,394	$93,112
2008	5,400	89,457	3,293	98,150
2009	5,400	88,107	2,868	96,375
2010	5,400	87,146	2,391	94,937
2011	5,400	86,250	1,545	93,195
Thereafter	49,500	576,413	2,284	628,197

Total minimum lease payments	$76,500	$1,011,691	$15,775	$1,103,966

Less amount representing interest	42,167

Present value of minimum lease payments	34,333
Less current portion	880

Long-term portion	$33,453

5. Income Taxes

The income tax expense differed from the amount obtained by applying the statutory federal income tax rate to loss before income taxes as follows:

December 31, 2006
(in thousands)
Federal Income Tax Benefit at Statutory Rate	$(12,762)
State Income Tax Benefit, net of Federal	(778)
Non-Deductible Expenses	1,618
Valuation Allowance	11,944
Other, net	(22)

Income Tax Expense (credit)	$—

The Company has not recorded any tax benefit from its losses incurred during the ten-month period ended December 31, 2006. Net deferred tax assets have been fully reserved at December 31, 2006 due to the uncertainty of the ultimate realization of those assets. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2006 are presented below:

December 31, 2006
(in thousands)
Deferred Tax Liabilities:
Property & Equipment	$(12,503)
Intangible	(10,831)

Deferred Tax Liabilities	(23,334)

Deferred Tax Assets:
Tax Benefit of NOL Carryforwards	8,436
Capital/Operating Lease	12,841
Aircraft Deposits	1,662
Vacation Pay Accrual	3,952
Deferred Rent Expense	1,235
Prepaid Maintenance	1,273
Workers’ Compensation	4,431
Allowance for Obsolescense	403
FAS 123R	459
Other Deductible Temporary Differences	586

Deferred Tax Assets	35,278

Valuation Allowance	(11,944)

Net Deferred Tax Asset/(Liability)	$—

As of December 31, 2006, the Company had a $22.5 million federal net operating loss carryforward expiring starting in 2026.

6. Retirement Plan

The Company has a defined contribution 401(k) savings plan which provides for participation by substantially all the Company’s employees. In 2006, the Company elected to contribute an amount equal to 65.0% of the amount contributed by all employees to the 401(k) savings plan up to 6.0% of eligible compensation. Matching contributions expensed in the ten months ended December 31, 2006 were $3.4 million.

The Company has a defined contribution plan for cockpit crewmember employees, the Cockpit Crewmember Money Purchase Plan, that is funded by the Company. During the bankruptcy proceedings, the cockpit crewmembers agreed to suspension of the Company’s contributions to the plan through December 31, 2006, therefore no contributions were made to the plan in the ten months ended December 31, 2006. Effective January 1, 2007, the Company will reinstate contributions to the plan.

7. Earnings Per Share

The following tables set forth the computation of basic and diluted earnings per share:

(in thousands, except per share data)	December 31, 2006

Net loss	$(36,462)
Weighted-average shares outstanding, basic	10,753
Weighted-average shares outstanding, diluted	10,753
Net loss per share, basic	$(3.39)
Net loss per share, diluted	$(3.39)

There was no dilutive impact from the assumed exercise of stock options or warrants in the ten months ended December 31, 2006.

8. Stock Option Plans

FAS123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.

The Company has share-based compensation plans for officers and key employees of the Company, including the Company’s Board of Directors (“Management Plans”), and a stock option plan for cockpit crewmember employees (“ALPA Plan”). Options granted under both the Management Plans and the ALPA Plan were granted with an exercise price not less than the market price at the grant date. None of the Company’s grants include performance-based or market-based vesting conditions. There were no Company stock options exercisable as of December 31, 2006.

The Black-Scholes option pricing method was used to determine the fair value of the options. This method requires the Company to make several assumptions, including risk-free interest rate, stock price volatility and expected life.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of the grant.

Stock price volatility assumptions were based upon historical volatilities of comparable airlines whose shares are traded using weekly stock price returns equivalent to the contractual term of the option. Due to its emergence from bankruptcy, historical volatility data for the Company was not considered in determining expected volatility.

The expected life of the options was determined based upon a simplified assumption that the option will be exercised evenly from vesting to expiration under the transitional guidance of Staff Accounting Bulletin No. 107, Topic 14, Share-Based Payments.

The weighted-average fair value of options granted in the ten months ended December 31, 2006 under the Management Plan was determined to be $3.15 based on a weighted-average risk-free interest rate of 4.71%, expected life of options of 5.81 years and an expected stock volatility of 55%.

The dividend yield on New ATA Holdings common stock is assumed to be zero based on the Company’s past policy of not awarding dividends and that it has no current plans to do so in the future. The Company anticipates no forfeiture of options due to minimal turnover being expected at the management level.

The total intrinsic value was measured as the amount be which the fair value of the underlying stock exceeds the exercise price of a stock option on the exercise date.

During the ten months ended December 31, 2006, $1.2 million of compensation expense was charged to operations. There was no corresponding tax benefit in 2006 related to this stock-based compensation, as the Company records a full valuation allowance against its deferred tax assets due to the uncertainty regarding the ultimate realization of those assets. As of December 31, 2006, the Company had $5.1 million of total unrecognized compensation costs related to share-based compensation arrangements. The Company expects to recognize this expense over a weighted-average period of 2.38 years.

Management Plan

Options granted under the Management Plans vest and become fully exercisable over three or four years of continued employment, depending on the grant type, and have terms between seven and ten years. For grants under the Management Plans that are subject to graded vesting over a service period, the Company recognizes the expense on a straight-line basis over the requisite service period for the entire award. Certain options under the Management Plans provide for accelerated vesting if there is change in control (as defined in the plan).

The table below summarizes the stock option activity pursuant to the Management Plans:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at beginning of period	—	—
Granted	2,011,334	$33.58
Exercised	—	—
Canceled	—	—

Outstanding at end of period	2,011,334	$33.58	9.6	$—

ALPA Plan

All cockpit crewmembers employed by the Company as of September 15, 2005 were granted options with no continued employment requirement. Because there is no future employee service requirement associated with the options granted under the ALPA Plan, the Predecessor Company recognized all of the related compensation costs as of the Effective Date. Options granted under the ALPA Plan become fully exercisable over a three-year period and have a term of five years.

The table below summarizes the stock option activity pursuant to the ALPA Plan:

	Options	Weighted- Average Exercise Price	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at beginning of period	492,339	$10.00
Granted	—	—
Exercised	—	—
Canceled	—	—

Outstanding at end of period	492,339	$10.00	4.4	$—

9. Segment Reporting

The Company identifies its segments on the basis of similar products and services. ATA is a diversified passenger airline operating two principal businesses: a low cost airline providing scheduled service that leverages a code share agreement with Southwest Airlines, and a charter operator that focuses principally on transporting U.S. military personnel and their families to and from their overseas deployments. The scheduled service segment derives its revenues primarily from the sale of single-seat tickets to individuals on flights to predetermined destinations. The military charter segment derives its revenues primarily from the sale of all seats on an aircraft flight to either the U.S. Government or another customer. The U.S. Government or such other customer determines the destination of these flights.

Upon emergence from Chapter 11, ATA reorganized its management structure, including designating a separate Senior Vice President of Scheduled Service operations and a Senior Vice President of Charter operations, in order to assign specific responsibility. This management change facilitated managing the two business segments separately. ATA also designated aircraft to each of these operating segments rather than continuing the practice of moving the aircraft freely between scheduled service routes and charter flights. Finally, to better manage each business segment individually, and to begin monitoring the profitability of each business segment, the Company developed a process to produce income statement information for each of the business segments on a monthly basis.

Prior to April 1, 2006, the businesses of the Predecessor Company and the Company were managed as one segment. Separate internal reporting of expense information was not maintained to enable discrete financial information for the scheduled service and the military charter segments to be separately identifiable. Thus, the Predecessor Company, and during its first month of operations, the Company appropriately had one reportable segment under FASB Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (“FAS 131”). However, prior to April 1, 2006, both Predecessor and Successor companies historically could and did report revenue from the two different sources, scheduled service and military charter service. Because of the significant organizational and procedural changes made to the airline at the time of emergence from bankruptcy and acquisition by MatlinPatterson, the Company is now able to produce discrete financial information for both the scheduled service and military charter segments subsequent to April 1, 2006.

The Company’s revenues are derived principally from customers domiciled in the United States. The most significant component of the Company’s property and equipment is aircraft and related improvements and parts. All aircraft are registered in the United States. The Company therefore considers all property and equipment to be domestic.

The U.S. Government accounts for 42.3% of consolidated revenues for the ten months ended December 31, 2006, the only customer in excess of 10%.

Selected available financial data as of and for the ten months ended December 31, 2006 follows. The other column represents revenue and expenses for March 2006 which cannot be discretely separated between the scheduled service and military charter segments:

	Nine Months Ended December 31, 2006 Scheduled Service	Nine Months Ended December 31, 2006 Military and Commercial Charter	March 2006	Consolidated
	(in thousands)
Operating revenue	$311,325	$262,952	$62,785	$637,062
Operating expenses	330,448	264,956	66,309	661,713
Operating income (loss)	(19,123)	(2,004)	(3,524)	(24,651)
Segment assets (at December 31, 2006)	$181,409	$188,957		$370,366

10. Fleet and Related Equipment Impairment

In November 2006, the Company executed an agreement to purchase seven McDonnell Douglas DC-10-30 aircraft (“DC-10 fleet”) from a third party, along with associated engines and two spare airframes. These assets are a wide-body fleet replacement for the Company’s aging and cost intensive Lockheed L-1011 aircraft (“L-1011”). The DC-10 fleet will go into service throughout 2007 and the Company expects to hold the L-1011 fleet as operational spares while transitioning to the DC-10 fleet. Past the fourth quarter of 2007, the Company has no revenue commitments for use of L-1011 time. In accordance with FASB Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”), the Company determined that the estimated future undiscounted cash flows expected to be generated by the L-1011 fleet were less than the current net book value of these aircraft and the related rotable parts and inventory. Therefore these assets were impaired under FAS 144. During the fourth quarter of 2006, the Company recorded an asset impairment charge of $13.5 million to the military and commercial charter segment to reduce the carrying amount of the L-1011 aircraft and related assets to their estimated fair market value.

11. Commitments and Contingencies

Secondary Obligation on Chicago Midway Airport Property Leases

As of the Filing Date, ATA leased 15 gates and a hangar facility from the City of Chicago at Chicago Midway Airport under a lease agreement with a termination date of December 31, 2012. While in Chapter 11 bankruptcy, ATA assigned ten of the gates and the hangar facility to Southwest in exchange for cash and debt forgiveness. In addition, ATA returned four gates to the City of Chicago. ATA remains secondarily liable for the gates and hangar facility assigned to Southwest. This position has been interpreted as a guaranty, which must be accounted for in accordance with FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).

In accordance with FIN 45, the Company estimates the maximum potential amount of future payments (undiscounted) that could be required under this guaranty to be approximately $14.7 million as of December 31, 2006. However, the Company has estimated the fair value of the guaranty as of December 31, 2006 to be $0 due to the remote likelihood that the Company would be required to perform under the obligation and the mitigating steps that could be taken to eliminate the liability if such a need arose. As a result, the Company has not recorded a liability on the balance sheet as of December 31, 2006.

New Aircraft

In the fourth quarter of 2006, the Company signed a definitive purchase agreement with a third party in which the Company agreed to purchase seven McDonnell Douglas DC-10-30 aircraft, two McDonnell Douglas DC-10-30 airframes, two spare engines and certain other related property. The Company received a commitment from a lessor under which the Company will assign its purchase rights and lease back the aircraft and other equipment. In addition to the assignment, the Company and lessor agreed to share in the capital investment necessary to make the fleet operational. The lease agreement requires the Company to make payments aggregating approximately $38 million over approximately six years. As of December 31, 2006, the Company had funded $10.5 million in deposits under the purchase agreement. The Company expects these deposits to be returned as aircraft become operational throughout 2007.

Other

In its aircraft financing agreements, the Company typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. ATA expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities under these aircraft leases which were entered into after its Filing or which were assumed by it, pursuant to the Bankruptcy Code.

Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints that are normal and reasonably foreseeable in light of the nature of the Company’s business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

12. Selected Supplemental Quarterly Data (Unaudited)

	One Month Ended March 31, 2006	Three Months Ended June 30, 2006	Three Months Ended September 30, 2006	Three Months Ended December 31, 2006
	(In thousands)
Operating revenues	$62,785	$193,755	$214,855	$165,667
Operating expenses	66,309	194,972	210,597	189,835

Operating income (loss)	(3,524)	(1,217)	4,258	(24,168)
Other expenses	(1,309)	(3,804)	(3,770)	(2,928)

Income (loss) before income taxes	(4,833)	(5,021)	488	(27,096)

Net income (loss)	$(4,833)	$(5,021)	$488	$(27,096)

13. Subsequent Events

On January 16, 2007, ATA entered into a loan agreement with MatlinPatterson under which ATA borrowed $28.0 million. The loan matures in January 2008, at which time the full amount of the principal is due. The base interest rate is LIBOR, plus 10.0% per annum, payable on the loan maturity date. ATA is subject to certain financial covenants under the loan.

GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	March 31, 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$73,227	$62,209
Receivables, net of allowance for doubtful accounts 2007–$1,809; 2006–$1,808	99,166	64,520
Inventories, net	28,204	28,663
Prepaid expenses and other current assets	28,673	31,047

Total current assets	229,270	186,439
Property and equipment:
Flight equipment	82,136	77,187
Facilities and ground equipment	22,179	21,737

	104,315	98,924
Accumulated depreciation	(12,622)	(8,977)

	91,693	89,947
Restricted cash	24,287	27,696
Military contract intangible, net of amortization 2007—$5,690; 2006—$ 4,377	46,798	48,111
Other intangibles, net of amortization 2007—$1,175; 2006—$ 941	5,187	5,421
Deposits and other assets	11,374	12,752

Total assets	$408,609	$370,366

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$24,090	$8,530
Current maturities of long-term debt from affiliates	34,484	2,619
Accounts payable	1,913	4,984
Air traffic liabilities	102,754	61,523
Accrued compensation and benefits	29,601	31,500
Accrued flight expenses	21,225	21,612
Other accrued expenses and current liabilities	29,145	23,673

Total current liabilities	243,212	154,441
Long-term debt, less current maturities	98,864	114,813
Long-term debt, less current maturities from affiliates	16,834	20,700
Other deferred items	8,111	8,122

Total long-term liabilities	123,809	143,635
Commitments and contingencies
Shareholders’ equity:
Common Stock at par, $.0001 par value; authorized 50,000,000 shares; issued—2007—10,711,602 ; 2006—10,710,150 shares	1	1
Warrants	1,434	1,434
Additional paid in capital	107,737	107,317
Accumulated deficit	(67,584)	(36,462)

Total shareholders’ equity	41,588	72,290

Total liabilities and shareholders’ equity	$408,609	$370,366

See accompanying notes.

GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended March 31, 2007	One Month Ended March 31, 2006	Predecessor Two Months Ended February 28, 2006
Operating revenues:
Scheduled service	$75,471	$31,976	$53,527
Charter	80,899	28,462	58,753
Other	3,779	2,347	2,771

Total operating revenues	160,149	62,785	115,051

Operating expenses:
Fuel and oil	54,321	18,365	37,086
Salaries, wages and benefits	44,646	17,939	36,066
Aircraft rentals	20,780	6,986	16,181
Flight costs	14,597	4,745	11,488
Handling, landing and navigation fees	14,545	3,514	8,077
Aircraft maintenance, materials and repairs	10,233	2,818	3,103
Selling and marketing	8,770	3,742	7,624
Depreciation and amortization	5,548	1,515	5,219
Asset impairments and aircraft retirements	626	—	—
Other	13,136	6,685	10,197

Total operating expenses	187,202	66,309	135,041

Operating loss	(27,053)	(3,524)	(19,990)
Other income (expense):
Interest income	1,824	591	397
Interest expense	(5,925)	(1,924)	(4,666)
Other	32	24	(233)
Reorganization items, net	—	—	1,456,000

Other income (expense)	(4,069)	(1,309)	1,451,498

Income (loss) before income taxes	(31,122)	(4,833)	1,431,508
Income taxes	—	—	—

Net income (loss)	$(31,122)	$(4,833)	$1,431,508

Basic and diluted earnings per common share:
Average Shares Outstanding (in thousands)	10,754	10,753
Net loss per share	$(2.89)	$(0.45)

See accompanying notes.

GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Dollars in thousands)

(Unaudited)

	Common Stock	Warrants	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance as of December 31, 2006	$1	$1,434	$107,317	$(36,462)	$72,290

Net loss	—	—	—	(31,122)	(31,122)
Stock-based compensation	—	—	420	—	420

Balance as of March 31, 2007	$1	$1,434	$107,737	$(67,584)	$41,588

See accompanying notes.

GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31, 2007	One Month Ended March 31, 2006	Predecessor Two Months Ended February 28, 2006
Operating activities:
Net loss before reorganization items	$(31,122)	$(4,833)	$(24,492)
Adjustments to reconcile net loss before reorganization items to net cash used in operating activities:
Depreciation and amortization	5,548	1,515	5,219
Asset impairments and aircraft retirements	626	—	—
Other non-cash items	53	198	4,275
Changes in operating assets and liabilities:
Receivables	(34,646)	1,528	7,242
Inventories	107	3,437	574
Prepaid expenses and other current assets	1,706	(5,161)	6,633
Accounts payable	(3,071)	(458)	(4,303)
Accrued expenses	3,607	(18,763)	(3,139)
Liabilities subject to compromise	—	—	(16,396)
Air traffic liabilities	41,231	1,202	4,810

Net cash used in operating activities	(15,961)	(21,335)	(19,577)

Reorganization activities:
Reorganization items, net	—	—	1,456,000
Discharge of claims and liabilities	—	—	(1,304,653)
Valuation adjustments	—	—	(178,895)
Receivables	—	—	(48)
Prepaid expenses and other current assets	—	—	92
Accrued expenses	—	—	6,822
Liabilities subject to compromise	—	—	(9,570)
Other non-cash items	—	—	11,522
Reductions to other assets	—	—	12,716

Net cash used in reorganization activities	—	—	(6,014)

Investing activities:
Capital expenditures	(5,349)	(931)	(8,447)
Reductions (additions) to deposits	687	(276)	(2,462)
Proceeds from sales of property and equipment	2	136	503

Net cash used in investing activities	(4,660)	(1,071)	(10,406)

Financing activities:
Emergence Financing, net of repayment of DIP financing	—	68,651	—
Proceeds from long-term debt from affiliates	28,000	—	—
Payments on long-term debt	(440)	(139)	—
Decrease in other restricted cash	4,079	431	(6,777)

Net cash provided by (used in) financing activities	31,639	292	(6,777)

Increase (decrease) in cash and cash equivalents	11,018	46,537	(42,774)
Cash and cash equivalents, beginning of period	62,209	36,443	79,217

Cash and cash equivalents, end of period	$73,227	$82,980	$36,443

Supplemental disclosures:
Cash payments for:
Interest	$5,753	$511	$985
Income tax payments, net	$4	$23	$1

See accompanying notes.

Notes to Consolidated Financial Statements

1. Basis of Presentation

Global Aero Logistics Inc. (collectively with its subsidiaries, the “Company” or “Successor Company”), formerly New ATA Holdings Inc., through its principal subsidiary, ATA Airlines, Inc. (“ATA”) is a low cost airline providing scheduled service to more than 60 markets and charter service throughout the world to the U.S. military, independent tour operators and specialty charter customers. ATA has been operating for 33 years.

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the Company’s interim financial position and operating results. For further information, refer to the consolidated financial statements and footnotes for the ten months ended December 31, 2006.

The Company’s predecessor emerged from Chapter 11 bankruptcy protection on February 28, 2006. Upon emergence, the Company adopted fresh-start reporting in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). As a result, the financial statements presented for periods prior to March 1, 2006 are not comparable with the financial statements for periods on or after March 1, 2006.

2. Earnings Per Share

The following tables set forth the computation of basic and diluted earnings per share:

	Three months ended March 31, 2007	One month ended March 31, 2006
	(Unaudited)
(in thousands, except per share data)
Net loss	$(31,122)	$(4,833)
Weighted-average shares outstanding, basic	10,754	10,753
Weighted-average shares outstanding, diluted	10,754	10,753
Net loss per share, basic	$(2.89)	$(0.45)
Net loss per share, diluted	$(2.89)	$(0.45)

There was no dilutive impact from the assumed exercise of stock options or warrants in the three months ended March 31, 2007 or the one month ended March 31, 2006.

Comparative data is not shown for the Company’s predecessor for the two months ended February 28, 2006 as those shares were canceled upon emergence from bankruptcy.

3. Segment Reporting

The Company identifies its segments on the basis of similar products and services. ATA is a diversified passenger airline operating two principal businesses: a low cost airline providing scheduled service which leverages a code share agreement with Southwest Airlines, and a charter operator which focuses principally on transporting U.S. military personnel and their families to and from their overseas deployments. The scheduled service segment derives its revenues primarily from the sale of single-seat tickets to individuals on flights to predetermined destinations. The military charter segment derives its revenues primarily from the sale of all seats on an aircraft flight to either the U.S. Government or other customer. The U.S. Government or other customer determines the destination of these flights.

Upon emergence from Chapter 11, ATA reorganized its management structure including designating a separate Senior Vice President of Scheduled Service operations and a Senior Vice President of Charter operations – in order to assign specific responsibility. This management change facilitated managing the two business segments separately. ATA also designated aircraft to each of these operating segments rather than continuing the practice of moving the aircraft freely between scheduled service routes and charter flights. Finally, to better manage each business segment individually, and to begin monitoring the profitability of each business segment, the Company developed a process to produce income statement information for each of the business segments on a monthly basis.

Prior to April 1, 2006, the businesses of the predecessor company and the Company were managed as one segment. Separate internal reporting of expense information was not maintained to enable discrete financial information for the scheduled service and the military charter segments to be separately identifiable. Thus, the predecessor company, and during its first month of operations, the Company appropriately had one reportable segment under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (“FAS 131”). However, prior to April 1, 2006, both predecessor and successor companies historically could and did report revenue from the two different sources, scheduled service and military charter service. Because of the significant organizational and procedural changes made to the airline at the time of emergence from bankruptcy and acquisition by MatlinPatterson ATA Holdings LLC, the Company is now able to produce discrete financial information for both the scheduled service and military charter segments subsequent to April 1, 2006.

Selected available financial data for the three months ended March 31, 2007 follows. Comparative information is not presented because prior year financial data cannot be discretely separated between scheduled service and military charter segments.

	Three Months Ended March 31, 2007 Scheduled Service	Three Months Ended March 31, 2007 Military Charter	Consolidated
		(in thousands)
		(unaudited)
Operating revenue	$79,137	$81,012	$160,149
Operating expenses	109,298	77,904	$187,202
Operating income (loss)	(30,161)	3,108	(27,053)

4. Commitments and Contingencies

In the fourth quarter of 2006, the Company signed a definitive purchase agreement with a third party in which the Company agreed to purchase seven McDonnell Douglas DC-10-30 aircraft, two McDonnell Douglas DC-10-30 airframes, two spare engines, and certain other related property. The Company received a commitment from a lessor under which the Company will assign its purchase rights, and lease back the aircraft and other equipment. In addition to the assignment, the Company and lessor agreed to share in the capital investment necessary to make the fleet operational. The lease agreement requires the Company to make payments aggregating approximately $38 million over approximately six years. As of March 31, 2007, the Company had funded $2.5 million in deposits under the purchase agreement. The Company expects these deposits to be returned as aircraft become operational throughout 2007.

5. New Accounting Pronouncements

In June of 2006, FASB discussed and ratified the Emerging Issues Task Force (“EITF”) consensus on EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), (“EITF 06-3”). The scope of this ratification includes any tax assessed by a governmental authority that is both imposed on and concurrent with specific revenue-producing transactions between a seller and a customer, and presented on either a gross or net basis. For such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements if those amounts are significant. EITF 06-3 is effective to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company adopted the ratified EITF 06-3 on January 1, 2007. The Company collects various excise taxes on ticket sales, which are accounted for on a net basis.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 defines the threshold for recognizing tax benefits in the Company’s financial statements and promotes consistency in recognizing and measuring the tax benefits. The Company is subject to the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has identified its federal tax return and its state and local tax returns in Arizona, California, Hawaii, Illinois, Indiana, New York City, New York State, Texas and Virginia as significant tax jurisdictions.

The Company and its predecessor’s income tax returns for tax years after 2002 remain subject to examination by the Internal Revenue Service and the state and local taxing jurisdictions. However, the taxing jurisdictions are precluded from collecting any potential income tax liabilities found under audit for periods prior to the January 31, 2006 confirmation date of the predecessor’s plan of reorganization. In addition, the Company believes that the income tax filing positions and deductions on all previously filed income tax returns by the Company and its predecessors would be sustained on audit.

Based on these circumstances, the Company has not recorded any reserves for uncertain income tax positions pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. Penalties are recorded in other expense and interest paid or received is recorded in interest expense or interest income, respectively, in the statement of operations. For first quarter 2007, the Company did not record any penalties, interest expense or interest income related to income tax audits.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and earlier application is allowed under certain circumstances. Any amounts recognized upon adoption, as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of this Statement on its financial condition and results of operations.

6. Subsequent Events

On April 5, 2007, the Company entered into a merger agreement with Hugo Acquisition Corp., a Delaware corporation and the Company’s wholly owned subsidiary, and World Air Holdings, Inc. (“World”), a Delaware corporation, whereby Hugo Acquisition Corp. will merge with and into World, with World as the surviving corporation and the Company’s wholly owned subsidiary. The board of directors of each company unanimously approved the merger agreement. At the effective time of the merger, each outstanding share of common stock of World will be converted into the right to receive $12.50 in cash, resulting in an aggregate purchase price of approximately $315 million. The merger agreement includes customary representations, warranties, and covenants by the respective parties. Consummation of the merger is subject to the receipt of financing (which the Company expects to obtain in the form of additional indebtedness), the affirmative vote of holders of a majority of World shares, various regulatory approvals and other closing conditions. World has two airline subsidiaries: World Airways, Inc. and North American Airlines, Inc. Following the consummation of the merger, the Company will operate three independent airlines under one umbrella: World Airways, North American Airlines and ATA Airlines. Subject to satisfaction or waiver of the various closing conditions, the Company currently expects the merger to be consummated in the third quarter of 2007.

On April 6, 2007, the Company entered into a letter agreement with one of its aircraft lessors to return two Boeing 737-300 aircraft earlier than the termination dates set forth in the leases. According to the letter agreement, one aircraft will be returned in May 2007 and the other will be returned in September 2007. As a result of this letter agreement, the Company recorded a $0.6 million charge related to lease deposits that will not be returned to the Company under the letter agreement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

ATA Holdings Corp.

We have audited the accompanying consolidated balance sheets of ATA Holdings Corp. and Subsidiaries (Debtor and Debtors-in-Possession as of October 26, 2004) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for the two month period ended February 28, 2006 and for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATA Holdings Corp. and Subsidiaries (Debtor and Debtors-in-Possession as of October 26, 2004) at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the two month period ended February 28, 2006 and for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Indianapolis, Indiana

March 16, 2007

ATA HOLDINGS CORP. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$79,217	$139,652
Receivables, net of allowance for doubtful accounts 2005 — $4,937 2004 — $2,608	89,891	118,807
Inventories, net	31,364	43,802
Prepaid expenses and other	29,067	39,160

Total current assets	229,539	341,421

Property and equipment:
Flight equipment	142,488	198,888
Facilities and ground equipment	123,361	147,420

	265,849	346,308
Accumulated depreciation	(164,582)	(163,549)

	101,267	182,759

Restricted cash	27,348	32,355
Goodwill	2,411	8,488
Prepaid aircraft rent	154	52,031
Investments in BATA	4,808	6,930
Deposits and other assets	23,923	27,081

Total assets	$389,450	$651,065

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term debt	$54,600	$41,000
Accounts payable	5,558	7,563
Air traffic liabilities	54,018	89,887
Accrued compensation and benefits	38,708	51,312
Accrued flight expenses	25,787	19,917
Accrued expenses	64,392	50,802

Total current liabilities	243,063	260,481

Other deferred items	47,083	31,464

Liabilities subject to compromise	1,475,447	1,279,676

Commitments and contingencies

Shareholders’ equity (deficit):
Preferred stock, authorized 9,999,200 shares; none issued	—	—
Common stock, without par value; authorized 30,000,000 shares; issued —13,535,727 2005 and 2004	66,013	66,013
Treasury stock; 1,711,440 shares-2005; 1,711,440 shares — 2004	(24,778)	(24,778)
Additional paid-in capital	18,166	18,166
Accumulated deficit	(1,435,544)	(979,957)

Total shareholders’ deficit	(1,376,143)	(920,556)

Total liabilities and shareholders’ deficit	$389,450	$651,065

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Period from January 1 to February 28, 2006	Year Ended December 31,
		2005	2004	2003
Operating revenues:
Scheduled service	$53,527	$635,232	$1,099,944	$1,085,420
Charter	58,753	408,714	358,870	366,207
Other	2,771	48,355	73,757	66,906

Total operating revenues	115,051	1,092,301	1,532,571	1,518,533

Operating expenses:
Fuel and oil	37,086	322,094	368,273	276,057
Salaries, wages and benefits	36,066	281,791	422,430	399,622
Aircraft rentals	16,181	148,614	242,602	226,559
Flight costs	11,488	82,243	100,327	105,055
Handling, landing and navigation fees	8,077	89,453	119,963	113,781
Selling and marketing	7,624	66,050	111,041	110,527
Depreciation and amortization	5,219	36,270	52,013	56,729
Aircraft maintenance, materials and repairs	3,103	44,801	74,992	45,741
U.S. Government grants	—	—	—	(37,156)
Asset impairments and aircraft retirements	—	403	7,887	5,288)
Other	10,197	101,973	133,206	138,789

Total operating expenses	135,041	1,173,692	1,632,734	1,440,992

Operating income (loss)	(19,990)	(81,391)	(100,163)	77,541

Other income (expense):
Reorganization items, net	1,456,000	(369,632)	(638,479)	—
Interest income	397	2,467	2,283	2,878
Interest expense	(4,666)	(6,235)	(51,145)	(56,324)
Loss on extinguishment of debt	—	—	(27,314)	—
Other	(233)	(796)	(911)	(2,350)

Other income (expense)	1,451,498	(374,196)	(715,566)	(55,796)

Income (loss) before income taxes	1,431,508	(455,587)	(815,729)	21,745
Income taxes	—	—	—	1,311

Net income (loss)	1,431,508	(455,587)	(815,729)	20,434
Preferred stock dividends	—		(1,125)	(4,642)

Income (loss) available to common shareholders	$1,431,508	$(455,587)	$(816,854)	$15,792

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Dollars in thousands)

	Common Stock	Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
Balance as of December 31, 2002	$65,290	$(24,778)	$18,374	$(178,895)	$(120,009)

Net income	—	—	—	20,434	20,434
Stock options exercised	421	—	(211)	—	210
Accrued preferred stock dividends	—	—	—	(4,642)	(4,642)

Balance as of December 31, 2003	$65,711	$(24,778)	$18,163	$(163,103)	$(104,007)

Net loss	—	—	—	(815,729)	(815,729)
Stock options exercised	302	—	3	—	305
Preferred stock dividends	—	—	—	(1,125)	(1,125)

Balance as of December 31, 2004	$66,013	$(24,778)	$18,166	$(979,957)	$(920,556)

Net loss	—	—	—	(455,587)	(455,587)

Balance as of December 31, 2005	$66,013	$(24,778)	$18,166	$(1,435,544)	$(1,376,143)

Net loss from January 1 to February 28, 2006				(52,040)	(52,040)
Elimination of non-emerging subsidiaries				9,065	9,065
Discharge of claims and liabilities				1,304,653	1,304,653
Revaluation of assets and liabilities and elimination of common stock, treasury stock, and additional paid-in-capital	(66,013)	24,778	(18,166)	178,895	119,494
Elimination of accumulated deficit				(5,029)	(5,029)

Balance as of February 28, 2006	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Period from January 1 to February 28, 2006	Year Ended December 31,
		2005	2004	2003
Operating activities:
Net income (Loss) before reorganization expenses	$(24,492)	$(85,955)	$(177,250)	$20,434
Adjustments to reconcile net income (loss) before reorganization expenses to net cash provided by (used in) operating activities:
Depreciation and amortization	5,219	36,270	52,013	56,729
Loss on extinguishment of debt	—	—	27,314	—
Asset impairments and aircraft retirements	—	403	7,887	5,288
Other non-cash items	4,275	(1,136)	23,697	31,686
Changes in operating assets and liabilities:
Receivables	7,242	29,667	(62)	(32,368)
Inventories	574	6,535	(5,322)	38
Prepaid expenses and other current assets	6,633	2,797	(8,348)	17,808
Accounts payable	(4,303)	(2,005)	5,811	1,639
Air traffic liabilities	4,810	(35,869)	(12,944)	8,138
Liabilities subject to compromise	(16,396)	(19,027)	(14,126)	—
Accrued expenses	(3,139)	1,310	55,130	(15,613)
Other deferred items	—	—	20,000	—

Net cash provided by (used in) operating activities	(19,577)	(67,010)	(26,200)	93,779

Reorganization activities:
Reorganization expenses, net	1,456,000	(369,632)	(638,479)	—
Discharge of claims and liabilities	(1,304,653)	—	—	—
Valuation adjustments	(178,895)	—	—	—
Impairment losses, reported as reorganization items	—	29,496	44,499	—
Prepaid expenses and other current assets	92	16,723	(4,395)	—
Liabilities subject to compromise	(9,570)	206,363	507,311	—
Accrued expenses	6,822	3,551	6,710	—
Other non-cash items	11,522	27,639	17,459	—
Proceeds from Debtor-in-Possession financing	—	30,000	56,500	—
Payments on Debtor-in-Possession financing	—	—	(15,500)	—
Proceeds from sales of property and equipment	—	8,800	34,000	—
Receivables	(48)	(751)	—	—
Noncurrent prepaid aircraft rent	—	66,120	58,089	—
Reductions to other assets	12,716	—	—	—

Net cash provided by (used in) reorganization activities	(6,014)	18,309	66,194	—

Investing activities:
Aircraft pre-delivery deposits	—	—	—	16,582
Capital expenditures	(8,447)	(22,884)	(26,660)	(42,534)
Noncurrent prepaid aircraft rent	—	1,587	33,968	(75,260)
(Additions) reductions to other assets	(2,462)	(1,052)	(7,339)	2,206
Proceeds from sales of property and equipment	503	3,618	562	312

Net cash provided by (used in) investing activities	(10,406)	(18,731)	531	(98,694)

Financing activities:
Preferred stock dividends	—	—	(9,987)	—
Payments on short-term debt	—	—	—	(8,384)
Proceeds from long-term debt	—	—	1,500	5,729
Payments on long-term debt and exchange offers	—	—	(64,313)	(14,215)
(Increase) decrease in other restricted cash	(6,777)	6,997	10,978	(17,941)
Proceeds from stock option exercises	—	—	305	210

Net cash provided by (used in) financing activities	(6,777)	6,997	(61,517)	(34,601)

Decrease in cash and cash equivalents	(42,774)	(60,435)	(20,992)	(39,516)
Cash and cash equivalents, beginning of period	79,217	139,652	160,644	200,160

Cash and cash equivalents, end of period	$36,443	$79,217	$139,652	$160,644

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Period from January 1 to February 28, 2006	Year Ended December 31,
		2005	2004	2003
Supplemental disclosures:
Cash payments for:
Interest	$985	$4,253	$42,575	$47,088
Income taxes (refunds), net	$1	$(948)	$(6,502)	$(10,992)
Financing and investing activities not affecting cash:
Accrued capitalized interest	$—	$—	$491	$343
Exchange of debtor-in-possession debt for leasehold interest	$—	$20,000	$—	$—
Accrued preferred stock dividends	$—	$—	$375	$4,642

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of October 26, 2004)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Chapter 11 Filing and Status

Chapter 11 Reorganization. On October 26, 2004 (the “Petition Date”), ATA Holdings Corp. (“Holdings” and collectively with its subsidiaries, the “Company”) and seven of its subsidiaries including ATA Airlines, Inc. (“ATA”), C8 Airlines, Inc., formally known as Chicago Express Airlines, Inc. (“C8”), and Ambassadair Travel Club, Inc. (“Ambassadair” and, collectively with the other seven entities, the “Debtors”) filed voluntary petitions for relief (the “Filing”) under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana (the “Bankruptcy Court”). During the term of the Chapter 11 cases, the Debtors continued to operate their respective businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and applicable provisions of the Bankruptcy Code and applicable court orders. However, certain assets of C8, Ambassadair and Amber Travel, Inc. (“Amber”) (collectively, the “Liquidating Debtors”) were sold by the Liquidating Debtors in 2005, and each of the Liquidating Debtors ceased business operations.

Holdings, ATA, American Trans Air ExecuJet, Inc. (“ExecuJet”), ATA Cargo, Inc. (“ATA Cargo”), and ATA Leisure Corp. (“Leisure”) (collectively, the “Reorganizing Debtors”) received an order approving the Amended Joint Chapter 11 Plan for the Reorganizing Debtors as immaterially modified (the “Plan”) on January 31, 2006. The Plan became effective on February 28, 2006 (the “Effective Date”). Holdings is not reorganizing and, prior to the Effective Date, a new holding company was formed (“New ATA Holdings”). ATA, Execujet, ATA Cargo and Leisure, together with their new parent companies, New ATA Holdings Inc., New ATA Investment Inc. and New ATA Acquisition Inc., are referred to collectively as the “Reorganized Company.” ATA Cargo and Leisure were merged into ATA prior to the Effective Date. In accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” (“SOP 90-7”), the Reorganized Company adopted fresh-start reporting as of the Effective Date. Among other items, SOP 90-7 requires a company to value its assets, liabilities and equity at fair value and the excess of the reorganization value over tangible assets and identifiable intangible assets, if any, will be reflected as goodwill on the balance sheet.

The Plan was formulated based upon the substantive consolidation of the estates of Holdings, ATA Cargo, ExecuJet and Leisure into the estate of ATA (the “Consolidated Estates”) for all purposes under the Plan, including voting, confirmation and distribution. The Plan divided claims and interests against the Consolidated Estates into classes according to their similarity. Claims and interests within a class are treated the same unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the Plan provided for the full payment pursuant to the Bankruptcy Code of all allowed administrative and priority claims, and provided for the restructuring of the loan agreement with, and the allowed secured loan indebtedness claim of, the Air Transportation Stabilization Board (“ATSB”) and other lenders (the ATSB and such other lenders collectively referred to as the “ATSB Loan Lenders”). Holders of general unsecured claims of $1.0 million or less (“Convenience Class Claims”) will be paid a pro rata share, based on 1.0% recovery, up to a maximum total payout of $1.5 million. Holders of general unsecured claims over $1.0 million will recover an estimated 0.57% to 0.71% of their claim in shares and warrants of New ATA Holdings. On the Effective Date, unsecured creditors receiving shares owned approximately 7.0% of the Class A Common Stock of New ATA Holdings, prior to the issuance of shares under warrants and options. This percentage does not include shares of New ATA Holdings purchased by unsecured creditors pursuant to a rights offering that was a part of the Plan. Claim amounts can be resolved for up to 120 days after the Effective Date, unless otherwise extended by the Bankruptcy Court.

All outstanding shares of Holdings were cancelled on the Effective Date under the Plan and pursuant to the Bankruptcy Code.

The Chapter 11 cases of the Liquidating Debtors continue separately.

MatlinPatterson Financing Commitment. On November 10, 2005, the Company filed with the Bankruptcy Court a motion to approve a commitment letter with MatlinPatterson Global Opportunities Partners II, L.P. and/or MatlinPatterson Global Opportunities Partners (Cayman) II, L.P. (including affiliates, “MatlinPatterson” or “New Investor”), for debtor-in-possession financing (“DIP”) of $30.0 million (“MatlinPatterson DIP”) and the execution of an investment agreement (the “New Investor Bid”). Under the New Investor Bid, MatlinPatterson or funding designees would invest up to $70.0 million in equity in New ATA Holdings upon ATA’s emergence from its Chapter 11 case. Under the New Investor Bid and the Plan, general unsecured creditors who qualified were provided an opportunity to purchase up to $25.0 million of the equity, subject to the New Investor purchase commitment, at the same price to be paid by the New Investor (the “Rights Offering”). The Rights Offering was fully subscribed. On December 16, 2005, the Bankruptcy Court approved the commitment letter and the $30.0 million MatlinPatterson DIP was closed and funded on December 28, 2005. A funding fee of $3.6 million was treated as a principal advance under the MatlinPatterson DIP. The MatlinPatterson DIP had a base interest rate of 10% per annum, payable on the maturity date which was the earliest of (i) March 31, 2006, (ii) an Event of Default and acceleration of Obligations as defined in the MatlinPatterson DIP, or (iii) the Effective Date of a reorganization plan for ATA.

Upon the Effective Date, the MatlinPatterson DIP, including interest and the MatlinPatterson funding fee, of approximately $34.2 million was converted into Class A Common Stock of New ATA Holdings. In addition, pursuant to an Investment Agreement, MatlinPatterson purchased approximately $40.8 million in the Class A Common Stock of New ATA Holdings. As a result, MatlinPatterson held 69.75% of the issued and outstanding Class A Common Stock of New ATA Holdings as of the Effective Date. After giving effect to issuance of all the Class A Common Stock reserved for issuance under warrants and options, MatlinPatterson held 60.93% of the outstanding Class A Common Stock as of the Effective Date.

MatlinPatterson also provided on the Effective Date $24.2 million of exit term loan financing to ATA. The base interest rate is LIBOR, plus 10.0% per annum, payable quarterly beginning March 31, 2006. Principal payments must be made semi-annually over the term of the loan beginning September 30, 2006, and the loan matures on October 10, 2009. ATA is subject to certain financial covenants under the loan.

ATSB Loan. On November 20, 2002, ATA obtained a secured term loan (the “ATSB Loan”), a significant portion of which was guaranteed by the ATSB. On April 19, 2005, the Bankruptcy Court approved a settlement agreement among the Debtors, the creditors’ committee for the Debtors and the ATSB Loan Lenders (the “Settlement Agreement”) under which the parties agreed that the ATSB Loan Lenders had an allowed, secured claim in respect of the ATSB Loan in the amount of $110.0 million and an allowed, general unsecured claim in respect of the remaining outstanding portion of the ATSB Loan of approximately $30.6 million. Under the Settlement Agreement, ATA paid the ATSB Loan Lenders adequate protection payments of $2.3 million per quarter, beginning in the second quarter of 2005 through the first quarter of 2006, and $4.5 million on January 2, 2006. In addition, ATA made a payment of $1.85 million in November 2005 using proceeds from the sale of certain assets. Collectively, these payments reduced the amount of the ATSB Loan Lenders’ secured claim.

As of the Effective Date, ATA entered into an amended and restated loan agreement with the ATSB Loan Lenders which restructured the terms and payment requirements for the unpaid balance of the allowed secured claim of the ATSB Loan Lenders (“Restructured ATSB Loan”). The principal amount of the Restructured ATSB Loan (being the unpaid balance of the allowed secured claim of the ATSB Loan Lenders) was $97.0 million, which included $2.5 million in respect to certain costs and fees which ATA agreed to pay. ATA is required to make semi-annual principal payments beginning September 30, 2006. The Restructured ATSB Loan has a base interest rate of LIBOR, plus 8.0% per annum, payable quarterly in arrears, with the first interest payment date to be March 31, 2006. The Restructured ATSB Loan matures on September 30, 2009. The Restructured ATSB Loan is guaranteed by all parent holding companies and their subsidiaries. The Restructured ATSB Loan is collateralized by substantially all unencumbered assets of ATA and the guarantors (excluding trust funds and trust accounts), including, but not limited to, cash and cash equivalents, receivables, spare parts and engines, aircraft, fuel, ground support equipment, ownership interest in subsidiaries and computer systems and software licenses. ATA is subject to certain financial covenants under the Restructured ATSB Loan.

Transactions with Southwest Airlines

Codeshare Agreement. On December 23, 2004, Southwest Airlines Co. (“Southwest”) and ATA entered into the Southwest-ATA Codeshare Agreement (the “Codeshare Agreement”) related to air transportation service to and from Chicago-Midway and other specified points. Under a codeshare arrangement, the codesharing air carriers have permission to book and sell tickets on each other’s flights. The codeshare flights began on February 4, 2005. On December 14, 2005, the Bankruptcy Court approved an expanded and restated Codeshare Agreement (“Amended Codeshare Agreement”). The Amended Codeshare Agreement, which became effective on the Effective Date, has a seven-year term and provides for: (i) the sale by Southwest of ATA local flights through Southwest’s distribution channels, including Southwest’s website; (ii) integration of the frequent flyer programs of Southwest and ATA; and (iii) the grant of codeshare exclusivity from Southwest to ATA for certain markets for specified periods. ATA is the only air carrier with which Southwest presently has a codesharing agreement.

Southwest DIP Financing Arrangement. On December 23, 2004, ATA and Southwest entered into a Secured Debtor-in-Possession Credit and Security Agreement (the “DIP Facility”) that provided up to $40.0 million in cash to ATA, plus a letter of credit in the approximate amount of $7.0 million to secure two pre-petition loans obtained by ATA from the City of Chicago for the construction of a jet bridge extension at Chicago Midway Airport (the “Chicago LOC”). ATA received $40.0 million under the DIP Facility on December 23, 2004. A closing fee of 2.5%, or $1.0 million, was treated as a principal advance under the DIP Facility.

The base interest rate, paid monthly, on amounts borrowed under the DIP Facility was the greater of (a) 8.0% per annum and (b) the three-month LIBOR rate, plus 5.0% per annum. Southwest received a guaranty fee of $0.3 million for the amounts guaranteed but not drawn under the Chicago LOC. During the term of the DIP Facility, the Company was subject to certain financial covenants. ATA obtained amendments to, or waivers of, these financial covenants for certain months. The DIP Facility was guaranteed by Holdings and its subsidiaries. Southwest exchanged $20.0 million of the amounts owed to it under the DIP Facility on December 28, 2005, as part of an agreement under which ATA assigned certain gates at Chicago Midway Airport to Southwest (see “Asset Sale” below). The remaining $21.0 million of the principal amount outstanding under the DIP Facility was repaid on the Effective Date. As of the Effective Date, ATA provided a backup letter of credit to Southwest in the approximate amount of $7.0 million to secure reimbursement of any amounts which are paid to the City of Chicago under the Chicago LOC.

Asset Sale. On December 28, 2005, the Company and Southwest, with consent of the Department of Aviation for the City of Chicago, executed agreements by which the airlines assigned and exchanged leasehold interests in certain gates between the airlines and the City of Chicago at Chicago Midway Airport. Under these agreements, Southwest exchanged $20.0 million of the amounts owed to it under the DIP Facility for the assignment of leasehold interests to certain gates to Southwest by ATA. The $20.0 million, offset by the recorded costs of leasehold improvements related to the assigned leaseholds, is recorded as deferred gain on the Company’s balance sheet at December 31, 2005, and is being amortized over the remaining eight-year lease term.

On December 23, 2004, the Company and Southwest executed a substantial portion of the transactions contemplated by an Asset Acquisition Agreement (the “Asset Acquisition Agreement”) by which ATA agreed to assign to Southwest ATA’s leasehold interests in six specified gates and a hangar facility at Chicago Midway Airport and related assets for $40.0 million, subject to certain adjustments. The Asset Acquisition Agreement was entered into after the completion of an auction process supervised by the Bankruptcy Court. ATA received $34.0 million of proceeds from the assignment of its leasehold interests in six specified gates and related assets on December 23, 2004. ATA received $6.0 million of proceeds from the assignment of its leasehold interest in the hangar facility and related assets on March 28, 2005. Almost all of the $40.0 million in proceeds was recorded as deferred gain on the Company’s balance sheet at December 31, 2004 and is being amortized over the remaining eight-year lease term.

2. Summary of Significant Accounting Policies

Description of Business

Holdings, through its principal subsidiary, ATA, is a low cost airline providing scheduled service to more than 60 markets and charter service throughout the world to independent tour operators, specialty charter customers and the U.S. military. ATA has been operating for 33 years.

The consolidated financial statements include the accounts of Holdings and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company operates principally in one business segment through ATA, its principal subsidiary, which accounts for approximately 97% of the Company’s operating revenues. ATA is a U.S.-certificated air carrier providing domestic and international charter and scheduled passenger air services. As of December 31, 2005, the Company had approximately 3,800 full-time and part-time employees, approximately 2,200 of whom were represented under collective bargaining agreements.

The Company’s revenues are derived principally from the sale of scheduled service or charter air transportation to customers domiciled in the United States. The most significant component of the Company’s property and equipment is aircraft and related improvements and parts. All aircraft are registered in the United States. The Company therefore considers all property and equipment to be domestic.

The U.S. Government is the only customer that accounted for more than 10.0% of consolidated revenues. U.S. Government revenues accounted for 50.0%, 36.0%, 21.3% and 19.6% of consolidated revenues for the two -month period ended February 28, 2006, and the years ended December 31, 2005, 2004 and 2003, respectively.

Basis of Presentation

The accompanying consolidated financial statements of the Company for the two-month period ended February 28, 2006 and the years ended December 31, 2005 and 2004, have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”) and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

SOP 90-7, which is applicable to companies in Chapter 11, generally does not require filers to change the manner in which their financial statements are prepared. However, it does require that the financial statements for periods subsequent to the Petition Date to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Generally, the Company’s revenues, expenses (including professional fees), realized gains and losses, and provision for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the consolidated statement of operations. The consolidated balance sheet must distinguish pre-petition liabilities subject to compromise from those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by the reorganization plan must be reported at the amounts expected to be allowed, even if they may be settled for different amounts. In addition, cash used by reorganization items must be disclosed separately in the consolidated statement of cash flows.

Reorganization Items

For the two-month period ended February 28, 2006 and the years ended December 31, 2005 and 2004, the Predecessor Company has recognized the following primarily non-cash reorganization (income) expense in the consolidated statements of operations:

	Period from January 1 to February 28, 2006	Year Ended December 31,
		2005	2004
	(in thousands)
Discharge of claims	$(1,304,653)	$—	$—
Revaluation of Assets and Liabilities	(178,895)	—	—
Aircraft and engine lease rejection charges	10,522	140,969	568,317
Other agreement and lease rejection charges	3,364	39,240	—
ALPA claim	—	128,850	—
Impairment of assets held for sale	—	10,799	—
Aircraft and related parts impairment charges	—	18,347	44,499
Professional fees	11,046	27,895	8,747
Interest income	(387)	(2,532)	(275)
Goodwill impairment	—	4,576	6,399
Other	3,003	1,488	10,792

	$(1,456,000)	$369,632	$638,479

The discharge of claims primarily relates to those unsecured claims arising during the bankruptcy process. In accordance with the Plan, the Company discharged its obligations to unsecured creditors in exchange for cash or shares of Class A Common Stock of New ATA Holdings. See “Note 1 — Chapter 11 Filing and Status” for more information of the settlement of unsecured claims.

The revaluation of assets and liabilities relates to the revaluing of the Company’s assets at their estimated fair value and liabilities at their estimated fair value or present value of amounts to be paid.

The aircraft and engine lease rejection charges are non-cash charges comprised of the Company’s estimate of claims resulting from the rejection or return of the aircraft and engines as part of the bankruptcy process. They also include the write-off of assets and liabilities related to aircraft and engine leases that the Company has rejected and committed to return dates with the lessor. The other agreement and lease rejection charges are non-cash charges which are comprised of the Company’s estimate of claims resulting from the rejection of non-aircraft agreements and leases.

The ALPA claim included an unsecured pre-petition claim against ATA by the Air Line Pilots Association (“ALPA”) for the benefit of its members in the total amount of $128.9 million, for which they received a pro-rata share of New ATA Holdings stock in accordance with the Plan. On September 28, 2005, the cockpit crewmembers voted to ratify a new collective bargaining agreement effective October 1, 2005, which included, among other things, wage and benefit concessions and the pre-petition claim. The Bankruptcy Court approved the claim on October 12, 2005.

The impairment of assets held for sale is a non-cash charge related to the discontinuance of C8 operations and the sale of certain related assets. For information on the aircraft and goodwill impairment, see “Note 9 —Fleet and Related Equipment Impairment” and “Note 10 — Goodwill.”

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are carried at cost, which approximates market, and are primarily comprised of money market funds and investments in U.S. Treasury repurchase agreements.

Cash and cash equivalents consist of the following:

	December 31,
	2005	2004
	(in thousands)
Cash and money market funds	$76,724	$131,478
U.S. Treasury repurchase agreements	2,493	8,174

	$79,217	$139,652

Inventories

Inventories consist primarily of expendable aircraft spare parts, fuel and other supplies. Aircraft parts inventories are stated at the average cost and are reduced by an allowance for obsolescence. The obsolescence allowance is provided by amortizing the cost of the aircraft parts inventory, net of an estimated residual value, over the related fleet’s estimated useful service life. The obsolescence allowance at December 31, 2005 and 2004 was $23.7 million and $17.3 million, respectively. Inventories are charged to expense when consumed.

Investment in BATA Leasing, LLC

The Company has a limited liability agreement with Boeing Capital Corporation — Equipment Leasing Corporation forming BATA Leasing LLC (“BATA”), a 50/50 joint venture. The Company has identified BATA as a variable interest entity under Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), in which the Company has a variable interest. The Company has determined that it is not the primary beneficiary of BATA under FIN 46 and is not required to consolidate BATA. Because the Company does not control BATA, the Company’s investment is accounted for under the equity method of accounting. BATA is remarketing the Company’s fleet of Boeing 727-200 aircraft in cargo configurations. In exchange for supplying the aircraft, the Company has and expects to continue to receive both cash and its share of the income or loss, after satisfaction of certain loan obligations by BATA, of BATA. As of December 31, 2005, the Company had transferred 23 of its fleet of Boeing 727-200 aircraft to BATA.

Prepaid Aircraft Rent

The Company’s operating leases require periodic cash payments that vary in amount and frequency. The Company accounts for aircraft rentals expense in equal monthly amounts over the term of each operating lease because straight-line expense recognition is most representative of the time pattern from which benefit from use of the aircraft is derived.

Revenue Recognition

Revenues are recognized when air transportation or other services are provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. As is customary within the industry, the Company performs periodic evaluations of this estimated liability, and any resulting adjustments, which can be significant, are included in the results of operations for the periods in which the evaluations are completed.

In addition, the Company has a travel awards program that allows customers to earn points for travel on ATA. As points accumulate to certain levels, the passenger can redeem them for travel. The Company had a liability of $0.3 million and $1.4 million at December 31, 2005 and 2004, respectively, related to travel earned by the travel award customers but not yet redeemed.

Passenger Traffic Commissions

Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. The amount of passenger traffic commissions paid in advance and not yet recognized as expense is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment, including owned aircraft, are recorded at cost and are depreciated to residual values over their estimated useful service lives using the straight-line method. Leasehold improvements and rotable parts related to the Company’s aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is less. The Company’s other property and equipment is generally depreciated over lives of three to seven years.

Aircraft Lease Return Conditions

The Company finances substantially all of its of aircraft through leases accounted for as operating leases. Many of these leases require that the airframes and engines be in a specified maintenance condition upon their return to the lessor at the end of the lease. If these return conditions are not met by the Company, the leases generally require financial compensation to the lessor. When an operating lease is within five years of its initial termination date, the Company accrues ratably over that five years, if estimable, the total costs that will be incurred by the Company to render the aircraft in a suitable return condition per the contract.

Airframe and Engine Overhauls

The Company has an engine manufacturers’ maintenance agreement effective through February 2016 for engines that power the Boeing 737-800, which provides for the Company to pay a monthly fee per engine flight hour in exchange for major overhaul and maintenance of those engines. The Company expenses the cost per flight hour under this agreement as incurred. The cost of engine overhauls for remaining fleet types, and the cost of airframe overhauls for all fleet types, are capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or aircraft retirement dates, for both owned and leased aircraft.

Restricted Cash

Restricted cash primarily consists of deposits held to secure outstanding stand-by letters of credit currently provided by the Company. While the existing letters of credit mature within the next 12 months, management believes it is likely that the letters of credit will be renewed and has classified the restricted cash as a long-term asset on the consolidated balance sheets.

The Company has an escrow arrangement that requires the Company to place advance receipts for certain charter flights into escrow until the flight operates. Once the flight occurs the Company is paid from the escrow account those advance deposits specific to that completed flight. As of December 31, 2005 and 2004, the Company had $1.8 million and $6.2 million, respectively, in advance charter receipts deposited in escrow, which was included in prepaid expenses and other current assets on the Company’s balance sheet as of that date.

Goodwill

The Company annually tests for impairment of goodwill in accordance with FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142). See “Note 10 — Goodwill.”

Advertising

The Company expenses advertising costs in the period incurred. Advertising expense was $0.7 million, $10.1 million, $33.5 million and $37.9 million for the two-month period ended February 28, 2006, and the years ended December 31, 2005, 2004 and 2003, respectively.

Reclassifications

Certain amounts in the 2004 and 2005 financial statements have been reclassified to conform to the current period presentation.

3. Liabilities Subject to Compromise

Liabilities subject to compromise refers to liabilities that will be accounted for under the plan of reorganization, including claims incurred prior to the Petition Date. These amounts result from known or potential claims to be resolved through the Chapter 11 process and such claims remain subject to future adjustments. Adjustments may result from negotiations, actions of the Bankruptcy Court, rejection of executory contracts and unexpired leases, proofs of claims or other events. Such adjustments, as reflected in reorganization expense, have been material. See “Note 1 — Chapter 11 Filing and Status” for more information on claims settlement.

At December 31, 2005 and 2004, the Company’s liabilities subject to compromise consisted of the following:

	December 31,
	2005	2004
	(in thousands)
Aircraft-related accruals and deferred gains	$747,336	$640,788
Long-term debt, including accrued interest, net of unamortized issuance costs	436,020	456,334
Redeemable preferred stock	80,000	80,000
Accounts payable	31,038	32,136
ALPA Claim	128,850	—
Other accrued expenses and liabilities	52,203	70,418

	$1,475,447	$1,279,676

4. Debt

As of December 31, 2005 and 2004, the Company’s post-petition, short-term debt consisted of the following:

	December 31,
	2005	2004
	(in thousands)
MatlinPatterson DIP Financing, loan of $30 million and a loan fee of $3.6 million reported as short-term debt and with a fixed rate of 10% amortized over 63 days, up to February 28, 2006	$33,600	$—
Southwest DIP Financing with a rate of the greater of (a) 8.0% per annum and (b) the three-month LIBOR rate, plus 5.0% per annum	21,000	41,000

	$54,600	$41,000

Southwest exchanged $20.0 million of the amounts owed to Southwest under the DIP Facility on December 28, 2005, as part of an agreement under which ATA assigned leasehold interests in certain gates at Chicago-Midway airport to Southwest.

Please see “Note 1 — Chapter 11 Filing and Status” for a full description of post-petition short-term debt.

5. Lease Commitments

The Company leases aircraft and aircraft engines, ground facilities, including terminal space and maintenance facilities, and ground equipment. Certain terms of these leases were modified during the reorganization process and are reflected in the table below.

As of December 31, 2005, scheduled future minimum lease payments under operating leases having initial non-cancelable lease terms of more than one year were as follows:

	Flight Equipment	Facilities and Ground Equipment	Total
	(in thousands)
2006	$87,307	$6,703	$94,010
2007	86,957	5,979	92,936
2008	87,376	4,803	92,179
2009	86,026	3,435	89,461
2010	85,065	2,619	87,684
Thereafter	699,981	3,156	703,137

	$1,132,712	$26,695	$1,159,407

The Company’s aircraft operating leases require cash payments that vary in amount and frequency. The Company accounts for aircraft rentals expense in equal monthly amounts over the life of each operating lease because straight-line expense recognition is most representative of the time pattern from which benefit from use of the aircraft is derived. The amount of the cash payments in excess of the aircraft rent expense has created a prepaid aircraft rent amount on the Company’s balance sheet. The portion of the prepaid aircraft rent schedule to be realized in the next twelve months is recorded as short-term prepaid expense while the remainder is recorded as long-term prepaid aircraft rent. Certain of the Company’s aircraft operating leases require more significant cash payments later in the lease term resulting in an accrued liability for aircraft rents on the Company’s balance sheet. As of December 31, 2005 and December 31, 2004, the portion of the liability that relates to leases that have not yet been accepted nor rejected has been recorded as a liability subject to compromise.

The table below summarizes the prepaid and accrued aircraft rents for 2005 and 2004 that result from straight-line expense recognition as reported under the following captions on the Company’s balance sheet.

	December 31,
	2005	2004
	(in thousands)
Assets:
Prepaid expenses and other current assets (short-term)	$212	$7,350
Prepaid aircraft rent (long-term)	154	52,031

Total prepaid aircraft rent	$366	$59,381

Liabilities:
Accrued expenses (short-term)	$77	$—
Liabilities subject to compromise	24,503	21,931

Total aircraft rent liabilities	$24,580	$21,931

6. Income Taxes

The provision for income tax expense consisted of the following:

	Period from January 1 to February 28, 2006	December 31,
		2005	2004	2003
	(in thousands)
Federal:
Current	$—	$—	$—	$418
Deferred	—	—	—	—

	$—	$—	$—	$418
State:
Current	$—	$—	$—	$893
Deferred	—	—	—	—

	—	—	—	893

Income tax expense (credit)	$—	$—	$—	$1,311

The income tax expense differed from the amount obtained by applying the statutory federal income tax rate to income (loss) before income taxes as follows:

	Period from January 1 to February 28, 2006	December 31,
		2005	2004	2003
	(in thousands)
Federal income tax (credit) at statutory rate	$501,028	$(159,435)	$(285,590)	$7,611
State income tax (credit) net of federal benefit	19,428	(9,718)	(18,197)	580
Non-deductible expenses	(202,399)	10,060	5,881	3,031
Valuation allowance	(318,970)	159,099	297,857	(9,871)
Other, net	913	(6)	49	(40)

Income tax expense (credit)	$—	$—	$—	$1,311

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax liability and asset components are as follows:

	December 31,
	2005	2004
	(in thousands)
Deferred tax liabilities:
Property and equipment	$(11,265)	$11,975
Other taxable temporary differences	(522)	—

Deferred tax liabilities	(11,787)	11,975

Deferred tax assets:
Aircraft rejection charges	315,685	215,256
Tax benefit of net operating loss carryforwards	127,762	81,397
Deferred gain on sale of Chicago-Midway gates	15,673	12,607
Deferred revenue	8,314	—
Vacation pay accrual	5,036	7,343
Deferred rent expense	4,745	7,327
Alternative minimum tax and other tax credit carryforwards	1,628	1,628
Other deductible temporary differences	22,455	16,849

Deferred tax assets	501,298	342,407

Valuation allowance	(489,511)	(330,432)

Net deferred tax asset	$—	$—

Because of the cumulative losses incurred by the Company, the deferred tax assets have been fully reserved.

As of December 31, 2005, the Company had a $341.0 million federal net operating loss carryforward expiring starting in 2022. As a result of the impact of the Plan, including the discharge of claims, the net operating loss carryforwards were eliminated.

7. Retirement Plan

The Company has a defined contribution 401(k) savings plan which provides for participation by substantially all the Company’s employees immediately upon hire. In 2006, the Company elected to contribute and amount equal to 65.0% of the amount contributed by all employees up to the first 6.0% of eligible compensation. In 2005, the Company elected to contribute an amount equal to 60.0% of the amount contributed by employees under a collective bargaining agreement to the 401(k) savings plan up to 6.0% of eligible compensation. In 2004 and 2003, the Company elected to contribute an amount equal to 60.0% of the amount contributed by all employees up to the first 6.0% of eligible compensation. Company matching contributions expensed in the first two months of 2006 and the full years of 2005, 2004 and 2003 were $0.8 million, $3.7 million, $7.3 million and $6.8 million, respectively.

The Company has a defined contribution plan for cockpit crewmember employees, the Cockpit Crewmember Money Purchase Plan, that is funded by the Company. The Company did not make contributions to the plan in the first two months of 2006. In the 2005 plan year, the Company contributed between 0.0% and 7.5% of each cockpit crewmember’s eligible earnings, depending on years of service with the Company. The contribution expense for the plan in 2005 was $2.0 million. In February 2005, the Company entered into a letter agreement with its cockpit crewmember’s in which, among other things, the cockpit crewmembers agreed to a 50% reduction in the Company’s contributions to the plan between January 31, 2005 and May 31, 2005. For January 2005, the Company contributed between 4.5% and 7.5% and from February 2005 to September 2005, the Company contributed between 2.25% and 3.75%, respectively, to the plan. In June 2005, the cockpit crewmembers extended this letter agreement through September 30, 2005. On September 28, 2005, the cockpit crewmembers voted to ratify a new three-year collective bargaining agreement which became effective October 1, 2005, and amendable on September 30, 2008, in which, among other things, the cockpit crewmembers agreed to modifications to the Cockpit Crewmember Money Purchase Plan. The cockpit crewmembers agreed to the suspension of the Company’s contributions to the plan effective October 1, 2005 through December 31, 2006. Effective January 1, 2007, the Company reinstated contributions of 2.0% to the defined contribution plan for cockpit crewmember employees.

In the 2004 and 2003 plan years, the Company contributed between 4.5% and 7.5%, and 4.0% and 6.5%, respectively, to the Cockpit Crewmember Money Purchase Plan. The contribution expense for the plan in 2004 and 2003 was $7.3 million and $6.1 million, respectively.

8. Commitments and Contingencies

In January 2002, a limited liability company which is a wholly owned subsidiary of Holdings (the “Chicago LLC”) entered into a long term lease of land from the City of Chicago (the “City”), which had been purchased by the City with proceeds of Chicago Midway Airport Revenue Bonds (“MARB’s”). The Chicago LLC also entered into a redevelopment agreement with the City in January 2002 to develop the leased land. The City agreed to pay for the debt service on the MARB’s from the incremental tax revenue expected to be generated from the land and its development. If the incremental tax revenue is insufficient to fund the MARB’s debt service, the City has the right to require the Chicago LLC to provide those funds as additional rent under the lease. ATA was a guarantor of certain of the lease obligations of the Chicago LLC, which has not filed for bankruptcy protection, to the City of Chicago. The City filed an ATA Chapter 11 case claim against ATA, as guarantor, for $26.1 million representing the purported amount of rent owed through 2021. Section 502(b)(6) of the Bankruptcy Code limits damage claims against Debtor-guarantors of real estate lease obligations to the lower of (1) 15% of the total rents due from the date of bankruptcy filing by that guarantor through the end of the lease and (2) the rent reserved for the three years following the date of such filing. The Company calculates the lower amount to be the rent reserved for the three years following the date of ATA filing, which is $3.5 million. ATA has objected to the City’s claim utilizing Section 502(b)(6) of the Bankruptcy Code and has recorded $3.5 million in Liabilities Subject to Compromise on its balance sheet as of December 31, 2005. The claim of the City of Chicago on the lease guaranty is a pre-petition, unsecured claim which was subject to the Plan.

In ATA’s aircraft financing agreements, the Company typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. ATA expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities under these aircraft leases which were entered into after its Filing or which were assumed by it, pursuant to the Bankruptcy Code.

Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are normal and reasonably foreseeable in light of the nature of the Company’s business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

9. Fleet and Related Equipment Impairment

The Company follows FASB Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”), which superseded FASB Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of (“FAS 121”).

The Company began performing impairment reviews on its 727-200 fleet in 2000 and the fleet became impaired in 2001, subsequent to the terrorist attacks of September 11. The Company continues to monitor the current fair market value of these previously impaired assets. In 2005 the Company recorded an additional asset impairment charge of $0.4 million against its remaining net book value of Boeing 727-200 aircraft (recorded as an investment in the BATA joint venture) and related assets, as compared to recording a $7.9 million and a $5.3 million impairment charge in 2004 and 2003, respectively. The Company’s current estimate of this fleet’s fair market value was based on a discounted future cash flow analysis.

The Company began performing impairment reviews on its L-1011-500 fleet and related parts and inventory in 2002 for impairment under FAS 144 assuming a common fleet retirement date of December 2010. In 2004, given the Company’s financial position, cash constraints and related limitations imposed by the Chapter 11 filing initiated in the fourth quarter of 2004, the Company determined that it likely would not perform heavy checks on certain of the L-1011-500 airframes when they became due. The fourth quarter 2004 evaluation indicated that the aircraft were impaired and the Company recorded a related impairment charge of $44.5 million in the fourth quarter of 2004. The Company estimates this fleet’s fair market value using discounted cash flow analysis. In accordance with SOP 90-7, because the 2004 impairment charge was directly related to the Company’s reorganization under Chapter 11, the charge was recorded as a reorganization expense on the Company’s statement of operations. The carrying amount of these assets is classified as assets held for use and appears in the property and equipment section of the accompanying consolidated balance sheets, as the Company is still flying these aircraft. The assets are being depreciated in accordance with the planned fleet retirement schedule of all aircraft being retired by 2008.

In the first quarter of 2005, the Company announced that it would cease the operations of C8 and sell certain assets related to C8. In the first quarter of 2005, the Company recorded an impairment charge of $11.3 million against certain assets related to C8 and classified the estimated value of these assets totaling $3.25 million as short-term assets held for sale on the consolidated balance sheet as of March 31, 2005. Subsequently, in June 2005, substantially all of C8 assets were sold for $1.25 million. The remaining $2.0 million of short-term assets held for sale related to C8, but owned by ATA, were sold in November 2005 for $2.35 million.

The Company performed an impairment review of its repairable and rotable parts related to its Boeing 757-200, Boeing 757-300 and Boeing 737-800 fleets in the fourth quarter of 2005 based on impairment indicators under FAS 144. The review indicated that the parts were impaired and the Company recorded a related impairment charge of $16.2 million for rotables and $2.1 million for repairables in the fourth quarter of 2005. The Company used market data to estimate the fair market value of the parts. In accordance with SOP 90-7, because the impairment charge was directly related to the Company’s reorganization under Chapter 11 and the return of certain aircraft to the lessors, the charge was recorded as a reorganization expense on the Company’s statement of operations. The carrying amount of the repairable parts appears in the inventory section of the accompanying balance sheets and the carrying amount of the rotable parts appears in the property and equipment section of the accompanying balance sheets. The Company intends to sell a substantial portion of these parts to third-party vendors and to enter into maintenance service agreements wherein these parts are expected to be utilized. The Company also signed a maintenance services agreement with another vendor to perform heavy maintenance on certain aircraft in the first quarter of 2006.

10. Goodwill

The Company accounts for its goodwill in accordance with FAS 142 and performs its annual goodwill impairment test in the fourth quarter of each year.

In its 2004 annual goodwill impairment test, the Company determined that goodwill related to C8 and ATA Cargo was unimpaired, but that the estimated fair value of the Leisure brands outsourced to Mark Travel Corporation was lower than the carrying amount, resulting in an impairment loss of $6.4 million. The Company determined that the impairment was directly related to its reorganization efforts, including route and operating changes, and recorded the charge as a reorganization expense on its statement of operations.

In the first quarter of 2005, the Company announced that it intended to sell or cease C8’s operations. C8 ceased flights on March 28, 2005. The Company recorded an impairment loss of $1.5 million related to C8 goodwill in the first quarter of 2005. In its 2005 annual goodwill impairment test, the Company determined that the estimated fair value of ATA Cargo was lower than the carrying amount, resulting in an impairment loss of $4.5 million. The Company again determined that the impairment losses were directly related to its reorganization efforts and recorded the charges as reorganization expense on its statement of operations.

The fair values of all of the Company’s reporting units were estimated using discounted future cash flows since market quotes were not readily available.

11. Related Party Transactions

J. George Mikelsons, the Company’s former Chairman and Chief Executive Officer, is the sole owner of Betaco, Inc., a Delaware corporation (“Betaco”). Betaco owns two airplanes, a Cessna Citation II and a Lear Jet, and two helicopters, a Bell 206 B Jet Ranger III and a Bell 206 L-3 LongRanger. Prior to the Filing, these airplanes and helicopters were leased to ExecuJet, a subsidiary of ATA Holdings Corp. As part of the bankruptcy process, ExecuJet rejected these leases with Betaco, and the Company recorded a $2.3 million damage claim related to the rejection. Subsequently, ExecuJet entered into a new lease for the Lear Jet with Betaco that requires a monthly payment of $19,807 for a term beginning December 16, 2005, and ending December 15, 2006. ExecuJet has the option to renew this lease for two additional one-year periods. The Company believes that the current terms of this lease with Betaco for this equipment are no less favorable to the Company than those that could be obtained from third parties.

Since 1996, the Company and Mr. Mikelsons had an arrangement pursuant to which the Company provided certain domestic employees of Mr. Mikelsons with salary, health insurance and other non-cash benefits. As of December 31, 2005, Mr. Mikelsons owed $598,391 to the Company pursuant to that arrangement. On October 26, 2004, the Company and Mr. Mikelsons signed an agreement for the repayment of the debt which requires quarterly installments of $19,403 beginning January 26, 2005 through October 26, 2009 and bears interest at 3.6% per annum, with the remaining balance due and payable on October 26, 2009. On August 31, 2005, the Company and Mr. Mikelsons signed a Non-Competition and Confidentiality Agreement for the period of September 1, 2005 through August 31, 2008. In exchange, the Company will reduce Mr. Mikelsons debt by an aggregate amount of $400,000 at quarterly intervals beginning September 1, 2006, provided no breach has occurred. The Company recorded an allowance of $400,000 against the receivable from Mr. Mikelsons in the third quarter of 2005. Also on August 31, 2005, the Company and Mr. Mikelsons executed a Severance Agreement effective with his retirement on the same date. The severance included all unused vacation benefits, $650,000 less applicable taxes payable bi-weekly over one year, and inclusion of Mr. and Mrs. Mikelsons in the ATA group health insurance plans. The Company has a liability for $460,715 representing the remaining severance under the agreement as of December 31, 2005.

12. Selected Supplemental Quarterly Data (Unaudited)

Financial Statements and Supplementary Data

ATA Holdings Corp. And Subsidiaries

(Debtor and Debtor-in-Possession as of October 26, 2004)

2005 Quarterly Financial Summary

(Unaudited)

	3/31	6/30	9/30	12/31
	(in thousands)
Operating revenues	$308,276	$270,868	$290,787	$222,370
Operating expenses	351,024	285,447	289,362	247,859

Operating income (loss)	(42,748)	(14,579)	1,425	(25,489)
Reorganization expenses (1)	(318,483)	(39,342)	(137,622)	125,815
Other expenses	(1,450)	(879)	(1,174)	(1,061)

Income (loss) before income taxes	(362,681)	(54,800)	(137,371)	99,265

Income (loss) available to common shareholders	$(362,681)	$(54,800)	$(137,371)	$99,265

Financial Statements and Supplementary Data

ATA Holdings Corp. And Subsidiaries

(Debtor and Debtor-in-Possession as of October 26, 2004)

2004 Quarterly Financial Summary

(Unaudited)

	3/31	6/30	9/30	12/31
	(in thousands)
Operating revenues	$387,333	$390,774	$401,219	$353,245
Operating expenses	409,684	401,297	417,397	404,356

Operating loss	(22,351)	(10,523)	(16,178)	(51,111)
Reorganization expenses (1)	—	—	—	(638,479)
Other expenses	(41,993)	(15,139)	(14,726)	(5,229)

Loss before income taxes	(64,344)	(25,662)	(30,904)	(694,819)
Preferred stock dividends	375	375	375	—

Loss available to common shareholders	$(64,719)	$(26,037)	$(31,279)	$(694,819)

(1)	The accompanying consolidated financial statements, for the periods ended February 28, 2006, December 31, 2005 and December 31, 2004, of the Company have been prepared in accordance with

American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7) and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Reorganization expenses identify those costs not in the ordinary business and include, but are not limited to, aircraft and engine lease rejection charges, other non-aircraft agreement rejection charges, impairments and professional fees related to the Filing. See “Notes to Consolidated Financial Statements — Note 1 — Chapter 11 Filing and Status” for more information.